18



06016932

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco Venezolano De Credito S.A.

*CURRENT ADDRESS



PROCESSED
SEP 19 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04422 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 9/18/06

Exemption Number 82-4422

BANCO VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL

12-31-05
AR/S

Exhibits Filed With the
United States Securities and Exchange Commission
in connection with Periodic Disclosure Pursuant to
Rule 12g3-2(b) of the United States Securities
Exchange Act of 1934

September 14, 2006

EXHIBIT INDEX

Exhibit 1	Audited financial statements as of December 31, 2005 and June 30, 2005
Exhibit 2	Balance Sheets at January 31, February 28, March 31, April 30, May 31, and June 30, 2006
Exhibit 3	Minutes of Shareholders' Meetings held on August 12, 2005 and February 14, 2006
Exhibit 4	Press Releases issued on February 17, 2005, March 7, 2005, June 6, 2005, July 28, 2005, August 15, 2005, September 9, 2005, November 3, 2005, December 6, 2005 and January 30, 2006

ADRIANZA, GARCIA & ASOCIADOS


MAZARS

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

Financial Statements
As of December 31 and June 30, 2005
Together with Report of Independent Public Accountants

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

FINANCIAL STATEMENTS AS OF DECEMBER 31 AND JUNE 30, 2005

CONTENTS

(Translation into English of a report and financial statements originally issued in Spanish solely made for the convenience of readers)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of
Venezolano de Crédito, S.A. Banco Universal:

We have audited the accompanying balance sheets of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch, as of December 31 and June 30, 2005, and the related statements of income and allocation of net income, changes in the stockholders' equity and cash flows for the six-month periods then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 2 to the financial statements, the Bank presents its financial statements in conformity with accounting standards provided by Superintendencia de Bancos y Otras Instituciones Financieras – SUDEBAN (the Superintendence of Banks and Other Financial Institutions of Venezuela, hereinafter referred to as "SUDEBAN") applicable to the Venezuelan financial system. These accounting standards differ, in some aspects, from accounting principles generally accepted in Venezuela.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch as of December 31 and June 30, 2005, and the results of their operations and their cash flows for the six-month periods then ended in conformity with accounting standards provided by the SUDEBAN.

Our audits were made for the purpose of forming an opinion on the basic financial statements stated in historical amounts of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch taken as a whole. The supplemental information, included in Exhibits I to IV, referred to the financial statements adjusted for inflation, is presented upon request of the SUDEBAN for purposes of additional analysis. This supplemental information is based on the historical financial statements, adjusted to incorporate the effects of inflation on the basic financial information. We have reviewed the entries prepared to reflect such adjustments and, in our opinion, the entries have been properly applied to the historical financial statements.

ADRIANZA, GARCÍA & ASOCIADOS
CORRESPONDENTS OF THE INTERNATIONAL FIRM MAZARS



Caracas, Venezuela
January 12, 2006

Mercedes E. Rodríguez S.
Public Accountant CPC N° 17299
Registered with the CNV under N° R- 894
and with the SUDEBAN under N° CP 564

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2005
(Stated in thousands of historical bolivars)

ASSETS	31-12-05	30-06-05
CASH AND DUE FROM BANKS:		
Cash	43.231.641	41.543.443
Banco Central de Venezuela (Note 3)	184.308.213	247.558.647
Due from domestic banks and other financial institutions	-	-
Due from foreign banks and correspondents	5.057.060	105.418.058
Due from main office and branches	-	-
Clearing house funds	35.966.278	37.366.869
(Allowance for cash and due from banks)	-	-
	268.563.192	431.887.017
INVESTMENT SECURITIES (Note 4):		
Placements in Banco Central de Venezuela and interbank transactions	513.271.963	401.109.265
Trading investment securities	-	-
Available-for-sale investment securities	2.338.201	29.201.329
Held-to-maturity investment securities	137.954.417	182.352.179
Restricted cash investments	2.991.049	36.012.172
Other investment securities	-	-
(Allowance for investment securities)	-	-
	656.555.630	648.674.945
LOAN PORTFOLIO (Note 5):		
Current loans	723.892.963	763.707.636
Restructured loans	3.667.254	3.816.211
Past-due loans	2.415.764	2.179.710
Loans in litigation	1.281.528	1.394.204
(Allowance for loan portfolio)	(12.440.545)	(12.528.624)
	718.816.964	758.569.137
INTERESTS AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	-	-
Accrued interest receivable from investment securities	2.229.408	2.951.265
Accrued interest receivable from loan portfolio	7.651.895	7.071.760
Commissions receivable	1.707.178	1.439.828
Accrued interest and commissions receivable from other accounts receivable	-	-
(Allowance for accrued interest receivable and other)	(123.008)	(105.602)
	11.465.473	11.357.251
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES (Note 6):		
Investments in subsidiaries and affiliates	5.657.512	5.652.244
Investments in branches	-	-
(Allowance for investments in subsidiaries, affiliates and branches)	(28.301)	(28.301)
	5.629.211	5.623.943
FORECLOSED ASSETS (Note 8)	7.183.887	7.874.063
PREMISES AND EQUIPMENT (Note 9)	28.401.748	29.414.690
OTHER ASSETS (Note 10)	22.102.429	15.950.047
	1.718.718.534	1.909.351.093
MEMORANDUM ACCOUNTS (Note 16):		
Contingent debit accounts	276.390.705	287.704.171
Trust assets	2.779.697.013	2.700.623.798
Other trusts	96.807.201	96.807.201
Other debit memorandum accounts	2.506.871.574	2.266.793.315
	5.659.766.493	5.351.928.485

The accompanying notes (1 to 25) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2005
(Stated in thousands of historical bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	31-12-05	30-06-05
CUSTOMERS' DEPOSITS (Note 11):		
Deposits in current accounts		
Non-interest-bearing current accounts	490.092.353	547.220.889
Interest-bearing current accounts	416.285.648	349.612.236
	906.378.001	896.833.125
Other demand obligations	33.898.597	73.703.758
Money transaction table obligations	-	-
Savings deposits	212.819.988	155.796.266
Time deposits	181.768.456	104.104.004
Investment securities issued by the Bank	-	-
Restricted customers' deposits	76.081.880	78.453.398
	1.410.946.922	1.308.890.551
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS (Note 12):		
Obligations with domestic financial institutions due in one year or less	28.476.365	25.405.995
Obligations with domestic financial institutions due over one year	-	-
Obligations with foreign financial institutions due in one year or less	12.429.015	202.368.757
Obligations with foreign financial institutions due over one year	-	6.433.800
Obligations resulting from other borrowings due in one year or less	-	-
Obligations resulting from other borrowings due over one year	738.557	802.654
	41.643.937	235.011.206
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	4.987.600	2.850.914
INTERESTS AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	1.027.923	838.432
Accrued expenses for obligations with Banco Central de Venezuela	-	-
Accrued expenses for deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	95.885	85.776
Accrued expenses for other financial intermediation obligations	-	-
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for subordinated obligations	-	-
	1.123.808	924.208
ACCRUALS AND OTHER LIABILITIES (Note 13)	79.232.321	156.314.901
Total liabilities	1.537.934.588	1.703.991.780
STOCKHOLDERS' EQUITY (Note 14):		
Paid-in capital	50.400.000	50.400.000
Uncapitalized equity contributions	27.385.896	27.385.896
Capital reserves	52.794.535	50.943.920
Other equity accounts	-	-
Retained earnings	49.439.741	76.317.983
Unrealized gain on available-for-sale investment securities	763.774	311.514
(Treasury stock)	-	-
Total stockholders' equity	180.783.946	205.359.313
	1.718.718.534	1.909.351.093
PER CONTRA MEMORANDUM ACCOUNTS	5.659.766.493	5.351.928.485

The accompanying notes (1 to 25) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2005
(Stated in thousands of historical bolivars, except for net earnings per share and number of shares)

	31-12-05	30-06-05
FINANCIAL REVENUES:		
Cash and due from banks	**5.618**	5.543
Investment securities	**25.360.989**	23.307.067
Loan portfolio	**63.928.932**	61.619.299
Other accounts receivable	**1.129.140**	967.653
Investments in subsidiaries, affiliates and branches	-	-
Main office and branches	-	-
Other	**2.517**	28.381
	90.427.196	85.927.943
FINANCIAL EXPENSES:		
Customers' deposits	**14.236.859**	10.910.546
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	**897.377**	781.094
Other financial intermediation obligations	**377.001**	33.273
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office and branches	-	-
Other	**77.613**	7.149
	15.588.850	11.732.062
Gross financial margin	**74.838.346**	74.195.881
INCOME FROM RECOVERY OF FINANCIAL ASSETS	**227.300**	11.339.991
EXPENSES FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	**612**	253.978
Creation of allowance and adjustments of cash and due from banks	-	-
	612	253.978
Net financial margin	**75.065.034**	85.281.894
OTHER OPERATING INCOME (Note 15)	**29.835.958**	26.077.284
OTHER OPERATING EXPENSES	**4.422.037**	4.740.413
Financial intermediation margin	**100.478.955**	106.618.765
LESS- OPERATING EXPENSES:		
Personnel	**28.560.234**	27.518.893
General and administrative expenses	**25.266.320**	23.215.439
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	**2.653.903**	2.756.427
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	**880.074**	806.870
	57.360.531	54.297.629
Gross operating margin	**43.118.424**	52.321.136
Income from foreclosed assets	**6.000.512**	2.595.975
Income from special programs	-	-
Miscellaneous operating income	**5.048.277**	2.898.844
Expenses for foreclosed assets	**(408.815)**	(970.625)
Expenses for depreciation, amortization and impaired miscellaneous assets	**(57.426)**	(57.426)
Miscellaneous operating expenses	**(2.448.749)**	(1.663.314)
	8.133.799	2.803.454
Net operating margin	**51.252.223**	55.124.590
EXTRAORDINARY INCOME	**139.602**	226.648
EXTRAORDINARY EXPENSES	**379.520**	396.500
Gross income before income taxes	**51.012.305**	54.954.738
INCOME TAXES	**14.000.000**	8.900.000
Net income	**37.012.305**	46.054.738
ALLOCATION OF INCOME, net:		
Legal reserve (Note 14)	**1.850.615**	2.302.737
Statutory earnings-		
Board of Directors	**3.071.932**	3.913.659
Officers and employees	-	-
	3.071.932	3.913.659
Retained earnings-		
Restricted undistributed earnings	**1.779.369**	2.196.513
Available undistributed earnings	**30.310.389**	37.641.829
	32.089.758	39.838.342
	37.012.305	46.054.738
NET EARNINGS PER SHARE (in bolivars)	**337**	418
AVERAGE OF OUTSTANDING SHARES FOR THE SIX-MONTH PERIOD (in thousands)	**100.800**	100.800

The accompanying notes (1 to 25) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
STATEMENTS OF CHANGES IN THE STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2005
(Stated in thousands of historical bolivars)

				Retained earnings				
	Paid-in capital	Uncapitalized equity contributions	Capital reserves	Restricted undistributed earnings	Available undistributed earnings	Total	Unrealized gain on available-for-sale investment securities	Total stockholders' equity
BALANCES, as of December 31, 2004	50.400.000	27.385.896	48.641.183	12.989.258	52.048.031	65.037.289	1.128.026	192.592.394
Net income for the six-month period	-	-	-	-	46.054.738	46.054.738	-	46.054.738
Transfer to legal reserve (Note 14)	-	-	2.302.737	-	(2.302.737)	(2.302.737)	-	-
Statutory earnings - Board of directors	-	-	-	-	(3.913.659)	(3.913.659)	-	(3.913.659)
Dividends declared (Note 14)- Cash	-	-	-	-	(28.557.648)	(28.557.648)	-	(28.557.648)
Net unrealized loss on valuation of available-for-sale investment securities	-	-	-	-	-	-	(816.512)	(816.512)
Transfer to Restricted undistributed earnings-								
Net income for the six-month period of foreign branch	-	-	-	2.183.955	(2.183.955)	-	-	-
Income from equity in unconsolidated subsidiary	-	-	-	12.558	(12.558)	-	-	-
BALANCES, as of June 30, 2005	50.400.000	27.385.896	50.943.920	15.185.771	61.132.212	76.317.983	311.514	205.359.313
Net income for the six-month period	-	-	-	-	**37.012.305**	**37.012.305**	-	**37.012.305**
Transfer to legal reserve (Note 14)	-	-	**1.850.615**	-	**(1.850.615)**	**(1.850.615)**	-	-
Statutory earnings - Board of directors	-	-	-	-	**(3.071.932)**	**(3.071.932)**	-	**(3.071.932)**
Dividends declared (Note 14)- Cash	-	-	-	-	**(58.968.000)**	**(58.968.000)**	-	**(58.968.000)**
Net unrealized gain on valuation of available-for-sale investment securities	-	-	-	-	-	-	**452.260**	**452.260**
Transfer to Restricted undistributed earnings-								
Net income for the six-month period of foreign branch	-	-	-	**1.774.100**	**(1.774.100)**	-	-	-
Income from equity in unconsolidated subsidiary	-	-	-	**5.269**	**(5.269)**	-	-	-
BALANCES, as of December 31, 2005	**50.400.000**	**27.385.896**	**52.794.535**	**16.965.140**	**32.474.601**	**49.439.741**	**763.774**	**180.783.946**

The accompanying notes (1 to 25) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2005
(Stated in thousands of historical bolivars)

	31-12-05	30-06-05
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the six-month period	**37.012.305**	46.054.738
Adjustments to reconcile net income to cash		
(used in) from operating activities-		
Income from sale of foreclosed assets	**(5.615.787)**	-
Allowance for uncollectible and impaired financial assets	**612**	253.978
Depreciation and amortization	**3.875.334**	4.041.425
Equity for the six-month period	**(5.269)**	(12.558)
Net change in other assets	**(7.670.048)**	2.059.793
Net change in interests and commissions receivable	**(125.628)**	837.201
Net change in accruals and other liabilities	**(77.082.580)**	65.261.428
Net change in interests and commissions payable	**199.600**	(585.973)
Statutory earnings	**(3.071.932)**	(3.913.659)
Net cash (used in) from operating activities	**(52.483.393)**	113.996.373
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES:		
Net change in customers' deposits	**102.056.371**	44.770.789
Net change in other borrowings	**(193.367.269)**	155.653.762
Net change in other financial intermediation obligations	**2.136.686**	2.689.374
Dividends paid	**(58.968.000)**	(28.557.648)
Net cash (used in) from financing activities	**(148.142.212)**	174.556.277
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:		
Loans granted for the period	**(542.247.393)**	(581.783.859)
Loans collected for the period	**582.016.361**	540.952.440
Net change in placements in Banco Central de Venezuela and interbank transactions	**(112.162.698)**	(124.558.380)
Net change in available-for-sale investment securities	**27.315.388**	(7.327.781)
Net change in held-to-maturity investment securities	**44.397.762**	(28.539.566)
Net change in restricted cash investments	**33.021.123**	81.074.437
Sales price of foreclosed assets	**5.899.390**	-
Additions to premises and equipment and foreclosed assets, net	**(938.153)**	(1.658.062)
Net cash from (used in) investing activities	**37.301.780**	(121.840.771)
Net (decrease) increase in cash and due from banks	**(163.323.825)**	166.711.879
CASH AND DUE FROM BANKS, at the beginning of the six-month period	**431.887.017**	265.175.138
CASH AND DUE FROM BANKS, at the end of the six-month period	**268.563.192**	431.887.017

The accompanying notes (1 to 25) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31 AND JUNE 30, 2005

NOTE 1.- Incorporation, Purpose and Legal Regime:

Venezolano de Crédito, S.A. Banco Universal is a bank incorporated in Caracas on June 4, 1925. The principal business purpose of the Bank and its foreign branch is to conduct banking operations and business as allowed by laws. Venezolano de Crédito, S.A. Banco Universal is domiciled in Caracas and has incorporated branches and agencies within the country, in Grand Cayman and a correspondent in Miami.

The Bank and its Branch are members of Grupo Venezolano de Crédito and Grupo Vencred and carry out transactions with other members of these Groups.

Venezolano de Crédito, S.A. is a Universal Bank ruled by the General Law of Banks and Other Financial Institutions, Financial Regulation Law and Trust Law, and ruled by the applicable regulations of the SUDEBAN, Banco Central de Venezuela – BCV (the Central Bank of Venezuela, hereinafter referred to as "BCV") and Fondo de Garantía de Depósitos y Protección Bancaria - FOGADE (the Guarantee Fund of Deposits and Banking Protection, hereinafter referred to as "FOGADE"). Additionally, the Bank is registered with "Comisión Nacional de Valores" (the National Securities Commission) and is listed on "Bolsa de Valores de Caracas" (Caracas Stock Exchange); therefore, it is also ruled by the Capital Market Law and the standards of the National Securities Commission.

The Grand Cayman Branch is subject to the supervision and control of The Cayman Islands Monetary Authority (CIMA) and the Superintendence of Banks and Other Financial Institutions of Venezuela (SUDEBAN).

In addition to the legal regulations referred to above, which rule the Venezuelan financial system, financial institutions are ruled by other social or economic laws and regulations that set forth limitations or restrictions on lending and saving interest rates and on bank commissions receivable from or payable to customers and/or that require the placement of resources in certain economic sectors. A summary of the most important regulations that have an impact on the development of banking activities is shown as follows:

- BCV, under Resolution Nº 05-04-01, published in Official Gazette N° 38174 dated April 27, 2005, set forth maximum and minimum interest rate ceilings for lending and saving rates, collected or paid by the national financial system to its customers, effective May 1, 2005. In this regard, the maximum ceiling of interest rate receivable by domestic financial institutions for any credit transaction is 28% per year and up to 3% additional for delay, while the minimum interest rate payable for savings deposits is 6.5% per year and the time deposits of 28 days or less is 10% per year. These limits are fixed based on referential lending and saving rates of BCV.

- The Special Protection Law of Housing Mortgage Debtor published on January 3, 2005, sets forth that financial institutions must destine at least 10% of the gross loan portfolio balance at December of the prior year to mortgage loans for the acquisition, construction, enlargement or remodeling of housing, which would be subject to preferential interest rates provided for this purpose. As of December 31, and June 30, 2005, short-term and long-term mortgage loans must represent 7% and 3%, respectively, of the loan portfolio. On July 29 and January 28, 2005, the Ministry of Housing and Habitat fixed the maximum social interest rate by 18.89% and 11.36% per year for the six-month periods ended December 31 and June 30, 2005, respectively.

- The Partial Amendment Law of the Law-Decree of the Tourism Law published on June 23, 2005, sets forth that financial institutions are liable to destine not less than 2.5% or higher than 7% of its annual loan portfolio to the financing of the tourist sector, which would be subject to preferential interest rates provided for this purpose. Through Resolution N° DM/N° 037 dated August 16, 2005, the Ministry of Tourism fixed this percentage at 2.5% of the gross loan portfolio at December 31 of the prior year. During the last quarter of 2005, the preferential interest rate for loans destined to tourism sector ranged from 11.74% to 13.73% per year.

- The Partial Amendment Law of the Decree-Law for Loans for the Agricultural Sector published on November 5, 2002 and Resolution DM/033 issued by the Ministry of Finance dated January 31, 2005, sets forth that the minimum percentage of loans to be granted to the agricultural sector for commercial and universal banks is 16% on the total gross loan portfolio at December 31 of the prior year. The borrowings granted to the agricultural sector have the benefit of a preferential interest rate published weekly by the Central Bank of Venezuela and calculated in accordance with the parameters mentioned in such law. During the six-month period ended December 31, 2005, the preferential lending rate for these loans ranged from 12.10% to 14.17% per year (between 12.41% and 15.15% per year for the six-month period ended June 30, 2005).

- Financial institutions must destine at least 3% of the prior six-month period loan portfolio to the microfinancial system, as provided by the Decree-Law of the Amendment Law of the General Law of Banks and Other Financial Institutions.

- The Organic Law against the illicit traffic and consumption of Drugs and Psychotropic Substances and Resolution N° 185-01 issued by the SUDEBAN on September 12, 2001 set forth that financial institutions must destine 1% of their annual net income to the implementation of integral prevention programs against the traffic and consumption of drugs and keep an integral structure of internal control for the prevention and control of money laundering from illicit activities, as provided by the SUDEBAN.

- Banks and other financial institutions must make special contributions in order to support the operations of the SUDEBAN, calculated on the basis of 0.6 per thousand of the average of the Bank's assets, and FOGADE, calculated on the basis of 0.25% of the customers' deposits. These contributions are shown in the "Operating expenses" caption in the accompanying statements of income.

NOTE 2.- Accounting Policies and Practices:

A summary of the most significant accounting policies and practices followed by the Bank and its branch in the preparation of its financial statements is as follows:

a. Basis of presentation-

The accompanying financial statements have been prepared in accordance with the accounting practices provided by the SUDEBAN. These practices differ, in certain aspects, from accounting principles generally accepted in Venezuela commonly applied when preparing financial statements of other industries. For reporting purposes of the Bank, the most significant differences are as follows:

- The non-recognition of the effects of inflation in the financial statements as basic information but as supplemental information (see Exhibits I to VI),
- The amortization of repossessed chattels and real estate, which are not required under accounting principles generally accepted in Venezuela,
- The creation of general provisions for loan portfolio, which are not required under generally accepted accounting principles,
- The non-consolidation of investments in subsidiaries on which the Bank has the total control.
- The criteria of provision of interests on the past-due and restructured loan portfolio that consider additional parameters to assessments of recovery applicable in accordance with generally accepted accounting principles.
- The non-consideration of investment securities easily translated into short-term cash as cash and cash equivalents, when they are not subject to significant value fluctuation risks.

b. Use of estimates-

The preparation of the financial statements requires management to make estimates based on certain assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Combination or integration of the foreign branch's financial statements-

The financial statements include the accounts of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch. For combination or integration purposes of the accounts of the Bank with its foreign branch, the accounting records of which are stated in US dollars, the financial statements of such branch have been translated into bolivars by applying the year-end official exchange rate.

The exchange rates applied by the Bank as of December 31 and June 30, 2005, for the conversion of the financial statements of its foreign branch were Bs. 2,144.60 per US dollar for both six-month periods (see Notes 7 and 24).

d. Cash and equivalents-

For reporting purposes of the statements of cash flows, the Bank considers cash and due from banks in local and foreign currency represented by cash, gold in coins and bars, deposits in BCV, demand deposits in banks and other financial institutions and clearinghouse funds to be cash.

e. Investment securities-

Placements in BCV and interbank placements include liquidity surplus investments made with BCV in overnight obligations and obligations issued by local financial institutions due in 60 days or less, which are recorded at their realizable value, equivalent to nominal cost and value.

Investment securities are classified into three categories: trading, available-for-sale and held-to-maturity. This classification is based on the management's intent with respect to these investment securities at the acquisition date. Those investment securities acquired to obtain benefits from short-term price fluctuations are classified as trading investment securities and carried at fair market value; the unrealized gains/losses are included in income. Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are accounted for at cost adjusted for the amortization of premiums or discounts. Available-for-sale investment securities are those not classified as trading nor as held-to-maturity investment securities; they are accounted for at fair market values and the unrealized gains/losses are reported in the stockholders' equity.

As of June 30, 2005, restricted cash investments are mainly represented by investment securities acquired under resale agreements (repo transactions) and are recorded at their nominal value.

The Bank uses the acquisition cost of the security to be traded as calculation basis to determine the realized gain or loss from the sale of investment securities.

Permanent impairments in the fair values of available-for-sale or held-to-maturity investment securities are charged to income for the period as they arise.

f. Repo transactions-

As of June 30, 2005, the Bank entered into short-term purchase contracts of securities under agreements to resell (repo agreements). The amounts placed for repo transactions are recorded in the "Restricted cash investments" caption. The Bank monitors the credit risk of the counterparts of the purchase contracts under resale agreements in order to evaluate whether it is necessary to adjust the book value of the repo agreement to the market value of the underlying assets.

g. Allowance for loan portfolio and contingent portfolio-

The allowance for loan portfolio and contingent portfolio is maintained at levels adequate to cover potential losses from loans determined on the basis of the standards provided by the SUDEBAN. Management determines the adequacy of such allowance through specific credit reviews, recent loss experience, current economic conditions, risk characteristics of loan categories, fair value of guarantees received and other important factors. The allowance for loan portfolio is increased with charges to income and is reduced by losses recognized in the portfolio.

In addition to the individual provisions determined on the criteria mentioned in the preceding paragraph, the allowance for loan portfolio includes a general provision, that is over 1% of the gross loan portfolio, except for the loan portfolio to microentrepreneurs that requires a general provision of 2%, pursuant to Resolution N° 009-1197 dated November 28, 1997 and Resolution No. 010-02 dated January 24, 2002 issued by the SUDEBAN. At December 31 and June 30, 2005, the general provision is equivalent to 1.18% and 1.09% of the total loan portfolio, respectively.

The general provision for contingent loans is recorded based on 1% of the balance of such portfolio and is shown in the "Accruals and other liabilities" caption.

h. Investments in unconsolidated affiliates and subsidiaries-

Those investments in companies over 20% owned by the Bank are accounted for under the equity method. Under this method, the interest in the investment is recorded in income as "Other operating income" or "Other operating expenses", as applicable, and the dividends are credited to the investment account as declared. Pursuant to the SUDEBAN, income from equity in subsidiaries or affiliates is reclassified to the "Restricted undistributed earnings" account until they are available, which occurs once dividends are paid by subsidiaries or affiliates, then they are reclassified to the "Available undistributed earnings" account.

i. Foreclosed assets-

Foreclosed assets are mainly composed of real estate and chattels received in payment, works in process received in payment, idle assets and other foreclosed assets. Real estate and chattels, and works in process received in payment are accounted for at the lower of capital book value and disbursements recoverable owed by the borrower, market value, legal foreclosure value or appraisal value. Idle assets are accounted for at the lower of book or realizable value. Improvements or additions that may increase the useful life of assets or their realizable value are added to the cost of the related asset. The costs derived from maintaining these assets are expensed as incurred. According to current regulations, assets received in payment, real estate and chattels must be sold within a maximum term of one and three years, respectively, period over which they are amortized, while idle assets are amortized over 24 months, and during this period they shall be disposed of.

Other foreclosed assets are composed of assets constructed by the Bank for sale. They are accounted for at their acquisition cost plus all those capitalizable costs incurred to make such asset saleable.

When the assets included in the "Foreclosed assets" caption are disposed of or sold and income from the sale or liquidation of such assets is collected, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is reported in the income for the period in the "Income from foreclosed assets" account. When the sale of asset is an installment sale, the income is deferred and recognized in the statement of income as collected, while losses from the sale are accounted for as they arise.

j. Premises and equipment-

Premises and equipment correspond to chattels and real estate owned by the Bank for its use. These assets are recorded at acquisition cost and depreciated using the straight-line method based on the estimated useful lives of assets. Expenditures for maintenance and repairs are charged directly to income and improvements and renewals that may increase the capacity of service and efficiency or extend the useful life are added to the cost of the related properties. Upon sale or disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income for the period.

k. Deferred expenses-

Deferred expenses mainly include disbursements for organization and facility expenses, goodwill, purchased licenses, software and leasehold improvements, which are not recognized as expenses as paid but allocated to future periods, since the benefits derived thereof extend further than the period in which they were incurred.

The goodwill included in the "Deferred expenses" caption represents the excess of acquisition cost over the book value of the net assets of the absorbed entities.

Deferred expenses are recorded at cost and are amortized over a maximum term of four years, except for goodwill that is amortized over 20 years or less.

l. Allowance to cover other uncollectibility and impairment risks-

Management determines the adequacy of the allowance to cover potential losses of collectibility or recoverability of other assets through the application of criteria similar to those applied for the loan portfolio, as applicable, and considering the analysis of their aging in conformity with the requirements of the SUDEBAN and the evaluation of other relevant factors. The allowance for other assets is increased by charges to income and reduced by losses recognized of such assets through the related write-offs.

m. Accrual for labor indemnities-

Accrual for labor indemnities is recorded based upon the actual obligation calculated in accordance with the Labor Law and the current collective contract. The Bank has simple labor indemnities deposited in a trust on behalf of its employees. Penalty indemnities paid for unjustified dismissals are charged to expenses as paid.

n. Income taxes-

The provision for income taxes is calculated on the basis of net taxable income determined pursuant to the current Venezuelan tax law. The income tax liability calculated on this basis is shown in the "Accruals and other liabilities" caption. Due to the uncertain recovery of the deferred tax asset, the Bank has not recorded the contingent asset resulting from deferring the tax effect caused by the temporary differences between book and taxable income.

ñ. Retirement pension plan-

The costs of a noncontributory pension plan are accumulated based upon actuarial calculations. For the last actuarial calculation made by the Bank, the effective discount rates and salary increases used to calculate the obligation for the benefit projected in long term were 5% and 1% on an annual basis, respectively.

o. Trust assets-

Trust assets are valued based on the same standards the Bank uses to value its own assets, except for the loan portfolio, for which no general provision was created given that Management considered it to be non applicable, and investment securities, according to the standards of the SUDEBAN, are valued at acquisition cost adjusted for the amortization of premiums or discounts, as applicable.

p. Financial revenues and expenses-

Interest income and expense are recorded in the income for the period when earned, depending on the effectiveness of the transactions generating the income or expense.

Accrued interests on past due loans and loans in litigation are recorded in memorandum accounts and recognized as income when collected. Additionally, the Bank provisions accrued interests based on the risk classification percentage determined for the loan portfolio that originated them, except for accrued interests on those loans qualified as a loss risk over 15% classified as actual risk, high-risk and irrecoverable and on the portfolio classified as past due or in litigation and interests on installment loans are provisioned when they are 30 days due, which are fully provisioned.

Loans included in high risk or irrecoverable categories do not accrue any interest income, even if they are current or restructured. Accrued interests are recorded in memorandum accounts and recognized as collected.

The Bank determines lending and saving interest rates with its clients, taking into consideration the financial market conditions and limitations fixed by the BCV for lending and saving rates in Resolution Nº 05-04-01 dated April 26, 2005 (see Note 1).

q. Other income-

Income from commissions, income from the sale of the Bank's assets and miscellaneous income from services or recovery of disposed, written-off or depreciated assets, are recorded as collected or extinguished in the "Income from recovery of financial assets", "Other operating income", "Income from foreclosed assets" and "Miscellaneous operating income" captions.

r. Foreign currency transactions and balances-

Foreign currency transactions are recorded at the exchange rate in effect at the transaction date. As of December 31 and June 30, 2005, foreign currency balances were adjusted at the official year-end exchange rate, which was fixed by BCV upon application of the exchange control regime (see Note 24).

As of December 31 and June 30, 2005, the exchange rates used by the Bank were Bs. 2,144.60 per US dollar for both six-month periods.

The foreign currency balances included in the balance sheets as of December 31 and June 30, 2005, are detailed in Note 23.

s. Net earnings per share-

Net earnings per share shown in the accompanying statements of income and allocation of net income have been determined by dividing the net income for the six-month period, less the statutory earnings, by the average number of outstanding shares existing during the six-month periods ended December 31 and June 30, 2005.

NOTE 3.- Reserve balances and other deposits maintained in BCV:

Under current legal regulations, financial institutions are required to maintain certain levels of cash liquidity deposited in BCV, as provided by such institute through special resolutions. As of December 31 and June 30, 2005, the reserve balance was fixed by BCV at 15% of the weekly average of deposits, customers' deposits, obligations or liability transactions carried out by the institution with private sector entities (regular reserve balance) and public sector entities. The reserve balance must be made in US dollars when the liabilities have been contracted in foreign currency. The reserve balance does not generate any yield.

As of December 31 and June 30, 2005, the reserve balance required by the BCV in local currency amounts to Bs. 180,252 million and Bs. 165,609 million, respectively, while the reserve balance required by the BCV in foreign currency as of December 31, 2005 amounts to US$ 741,000, equivalent to Bs. 1,589 million (US$ 586,000, equivalent to Bs. 1,257 million as of June 30, 2005). The Bank maintained balances available in the BCV to cover such reserve balances.

NOTE 4.- Investment securities:

Investments in debt securities and capital have been classified in the financial statements based on management's intent with respect to these investment securities. As of December 31 and June 30, 2005, investment securities are represented as follows:

	31-12-05	30-06-05
	(In thousands of bolivars)	
Investment securities-		
Placements in BCV and interbank transactions	**513,271,963**	401,109,265
Available-for-sale investment securities	**2,338,201**	29,201,329
Held-to-maturity investment securities	**137,954,417**	182,352,179
Restricted cash investment securities	**2,991,049**	36,012,172
	656,555,630	648,674,945

a. Placements in BCV and interbank transactions-

Placements in BCV and interbank transactions, which are shown at their realizable value, is as follows:

	31-12-05	30-06-05
	(In thousands of bolivars)	
Placements in BCV and interbank transactions:		
Bonds and obligations issued by BCV-		
Registered demand certificates of deposit issued by BCV with nominal value of Bs. 500,000 million, annual yield of 11.50%, and due in January 2006 (nominal value of Bs. 361,600 million, annual yield of 11.50%, and due in July 2005 as of June 2005)	**500,000,000**[1]	361,600,000[1]
Other obligations issued by domestic financial institutions-		
ABN Amro Bank, N.V. with nominal value of Bs. 12,000 million and annual yield between 6.50% and 7%	**-0-**	12,000,000[1]

[1] The market value corresponds to nominal value.

	31-12-05	30-06-05
	(In thousands of bolivars)	
Overnight obligations-		
Overnight placements with domestic financial institutions with nominal value of Bs. 9,500 million and annual yield of 0.49% and 0.50% (with nominal value of Bs. 15,000 million and annual yield of 0.25% as of June 2005)		
Banco del Caribe, C.A. Banco Universal	**8,000,000**[2]	-0-
Helm Bank de Venezuela, S.A. Banco Comercial Regional	**1,500,000**[2]	-0-
Banco Mercantil, C.A. Banco Universal	**-0-**	10,000,000[2]
CorpBanca, C.A. Banco Universal	**-0-**	5,000,000[2]
	9,500,000	15,000,000
Overnight placements with foreign financial institutions- nominal value of US$ 1,758,819 and annual yield of 3.59% (nominal value of US$ 5,832,913 and annual yield of 2.85%, as of June 2005)		
JP Morgan Chase Bank, New York	**3,771,963**[2]	6,129,080[2]
Brown Brothers Harriman & Co	**-0-**	6,380,185[2]
	3,771,963	12,509,265
	513,271,963	401,109,265

b. Available-for-sale investment securities-

Available-for-sale investment securities, stated at their fair market value, are detailed as follows:

As of December 31, 2005	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Available-for-sale investment securities:				
Equity in domestic private nonfinancial companies-				
Vencred, S.A. (112,404 shares with nominal value of Bs. 66.65 each and a 0.04% capital share)	**16,875**	**33,144**	**-0-**	**50,019**[3]
C.A. La Electricidad de Caracas, S.A.C.A. (3,446,885 shares with nominal value of Bs. 100 each and a 0.11% capital share)	**947,246**	**155,757**	**-0-**	**1,103,003**[3]
Siderúrgica Venezolana (SIVENSA), S.A., (778,052 shares with nominal value of Bs. 20 each and a 0.01% capital share)	**11,707**	**20,585**	**-0-**	**32,292**[3]
ADR's de Siderúrgica Venezolana (SIVENSA), S.A. (6,230 ADR'S with nominal value of Bs. 1,400 each and a 0.01% capital share)	**7,547**	**17,373**	**-0-**	**24,920**[3]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (1,479,362 shares with nominal value of Bs. 100 each and a 0.47% capital share)	**9,577**	**5,217**	**-0-**	**14,794**[3]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "B" (1,917,897 shares with nominal value of Bs. 100 each and a 0.85% capital share)	**9,973**	**9,685**	**-0-**	**19,658**[3]
CEMEX Venezuela, S.A.C.A. (647,446 shares Type I with nominal value of Bs. 100 each and a 0.08% capital share)	**138,600**	**146,276**	**-0-**	**284,876**[3]

[2] The market value corresponds to nominal value.
[3] The fair value corresponds to the quotation value in the Caracas stock exchange.

As of December 31, 2005	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
CEMEX Venezuela, S.A.C.A. (910,918 shares Type II with nominal value of Bs. 100 each and a 0.15% capital share)	**184,459**	**207,235**	**-0-**	**391,694**[4]
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares with nominal value of Bs. 10 each and a 0.02% capital share)	**34,089**	**26,617**	**-0-**	**60,706**[4]
Manufacturas Textiles, S.A.C.A. (MANTEX) (35,000 shares with nominal value of Bs. 1,000 each and a 0.04% capital share)	**14,000**	**3,500**	**-0-**	**17,500**[4]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares with nominal value of Bs. 10 each and a 0.06% capital share)	**40,770**	**99,660**	**-0-**	**140,430**[4]
Caja Venezolana de Valores, S.A. (21,167 shares with nominal value of Bs. 6,459 each and a 17.7% capital share)	**133,083**	**3,635**	**-0-**	**136,718**[5]
Corporación Suiche 7B, C.A. (83,600 shares with nominal value of Bs. 1,000 each and a 16.23% capital share)	**9,924**	**-0-**	**-0-**	**9,924**[6]
Corporación Industrial de Energía, C.A., S.A.C.A. (661,122 shares with nominal value of Bs.10 each and a 0.02% capital share)	**5,201**	**4,716**	**-0-**	**9,917**[4]
Desarrollos del Sol, C.A. (180 shares with nominal value of Bs. 100 each and a 18% capital share)	**18**	**-0-**	**-0-**	**18**[6]
C.A. Nacional Teléfonos de Venezuela (C.A.N.T.V.) Class "D", (6 shares with nominal value of Bs. 36.90 each)	**49**	**-0-**	**(18)**	**31**[4]
	1,563,118	**733,400**	**(18)**	**2,296,500**
Equity in foreign private nonfinancial companies-				
International Briquettes Holding (6,705 shares with nominal value of US$ 2.9 equivalent to Bs. 6,219 each)	**11,309**	**30,392**	**-0-**	**41,701**[4]
	1,574,427	**763,792**	**(18)**	**2,338,201**

[4] The fair value corresponds to the quotation value in the Caracas stock Exchange.
[5] The fair value corresponds to the equity value shown in the financial statements of the entity.
[6] The fair value is equivalent to the acquisition cost.

As of June 30, 2005	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
Available-for-sale investment securities:		(In thousands of bolivars)		
Equity in domestic private nonfinancial companies-				
Vencred, S.A. (112,404 shares with nominal value of Bs. 66.65 each and a 0.04% capital share)	16,875	28,086	-0-	44,961[7]
C.A. La Electricidad de Caracas, S.A.C.A. (3,446,885 shares with nominal value of Bs. 100 each and a 0.11% capital share)	947,246	193,673	-0-	1,140,919[7]
Siderúrgica Venezolana (SIVENSA), S.A. (778,052 shares with nominal value of Bs. 20 each and a 0.01% capital share)	11,707	4,959	-0-	16,666[7]
ADR´s de Siderúrgica Venezolana (SIVENSA), S.A. (6,230 ADR'S with nominal value of Bs. 1,400 each and a 0.01% capital share)	7,547	44,363	-0-	51,910[7]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (1,479,362 shares with nominal value of Bs. 100 each and a 0.47% capital share)	9,577	5,217	-0-	14,794[7]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "B" (1,917,897 shares with nominal value of Bs. 100 each and a 0.85% capital share)	9,973	9,685	-0-	19,658[7]
CEMEX Venezuela, S.A.C.A. (647,446 shares Type I with nominal value of Bs. 100 each and a 0.08% capital share)	138,600	99,013	-0-	237,613[7]
CEMEX Venezuela, S.A.C.A. (910,918 shares Type II with nominal value of Bs. 100 each and a 0.15% capital share)	184,459	133,451	-0-	317,910[7]
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares with nominal value of Bs. 10 each and a 0.02% capital share)	34,089	52,302	-0-	86,391[7]
Manufacturas Textiles, S.A.C.A. (MANTEX) (35,000 shares with nominal value of Bs. 1,000 each and a 0.04% capital share)	14,000	3,150	-0-	17,150[7]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares with nominal value of Bs. 10 each and a 0.06% capital share)	40,770	104,190	-0-	144,960[7]
Caja Venezolana de Valores, S.A. (21,167 shares with nominal value of Bs. 6,459 each and a 17.7% capital share)	133,083	3,635	-0-	136,718[8]
Corporación Suiche 7B, C.A. (83,600 shares with nominal value of Bs. 1,000 each and a 16.23% capital share)	9,925	-0-	-0-	9,925[9]
Corporación Industrial de Energía, C.A., S.A.C.A. (661,122 shares with nominal value of Bs.10 each and a 0.02% capital share)	5,201	4,055	-0-	9,256[7]
Desarrollos del Sol, C.A., (180 shares with nominal value of Bs. 100 each and a 18% capital share)	18	-0-	-0-	18[9]

[7] The fair value corresponds to the quotation value in the Caracas stock Exchange.
[8] The fair value corresponds to the equity value shown in the financial statements of the entity.
[9] The fair value is equivalent to the acquisition cost.

As of June 30, 2005	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
Available-for-sale investment securities:		(In thousands of bolivars)		
C.A. Nacional Teléfonos de Venezuela (C.A.N.T.V.) Class "D" (6 shares with nominal value of Bs. 36.90 each)	49	-0-	(7)	42[10]
	1,563,119	685,779	(7)	2,248,891
Equity in foreign private nonfinancial companies-				
International Briquettes Holding (6,705 shares with nominal value of US$ 2.9 equivalent to Bs. 6,219 each)	11,309	30,392	-0-	41,701[10]
	1,574,428	716,171	(7)	2,290,592
Other-				
Pledge bond (28,396,380 kgs. of conditioned corn at the rate of Bs. 550 per Kg.)	15,811,231	-0-	(193,222)	15,618,009[10]
Goldman Sachs Enhanced Cash Fund Administration shares - Mutual Fund (US$ 5,265,657; 544,535 investment units)	11,504,156	-0-	(211,428)	11,292,728[11]
	28,889,815	716,171	(404,657)	29,201,329

During the six-month period ended December 31, 2005, the Bank sold the investment held in the mutual fund "Goldman Sachs Enhanced Cash Fund Administration Shares" for US$ 5,260,212 equivalent to Bs. 11,281 million, thus generating a loss from the sale of investment securities amounting to US$ 104,031 equivalent to Bs. 223 million, which was recorded in the "Other operating expenses" caption.

Maturities for available-for-sale investment securities are as follows:

	31-12-05		30-06-05	
	Acquisition cost	**Fair market value**	Acquisition cost	Fair market value
		(In thousands of bolivars)		
Due in six months or less	**1,574,428**	**2,338,201**	28,889,815	29,201,329
	1,574,428	**2,338,201**	28,889,815	29,201,329

During the six-month period ended June 30, 2005, the Bank received 20,900 shares from Corporación Suiche 7B, C.A., as a result of sharing stock dividends.

For the six-month period ended December 31, 2005, the Bank sold available-for-sale investment securities for Bs. 376,027 million (Bs. 486,749 million, for the six-month period ended June 30, 2005), which include investments acquired during the six-month period, thus recording realized gains on the sale of such investment securities for Bs. 1,139 million in the "Other operating income" caption (Bs. 383 million, for June 30, 2005). Additionally, the Bank recorded losses from the sale of available-for-sale investment securities for approximately

[10] The fair value corresponds to the quotation value in the Caracas stock exchange.
[11] The fair value corresponds to the investment unit value published by the mutual fund.

Bs. 358 million (Bs. 329 million, for June 2005), which were recorded in the "Other operating expenses" caption.

c. Held-to-maturity investment securities-

Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are detailed as follows:

As of December 31, 2005	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Held-to-maturity investment securities:				
Time deposits in foreign financial institutions- (nominal value of US$ 41,167,524, Bs. 88,288 million, annual yields ranging between 3.75% and 4.35% and due between January and February 2006)				
Standard Chartered Bank, New York	**32,281,649**	**-0-**	**-0-**	**32,281,649**[12]
Barclays Bank PLC, Miami	**31,275,981**	**-0-**	**-0-**	**31,275,981**[12]
JP Morgan Chase Bank, New York	**16,727,880**	**-0-**	**-0-**	**16,727,880**[12]
Wachovia Bank, N.A. Miami	**8,002,361**	**-0-**	**-0-**	**8,002,361**[12]
	88,287,871	**-0-**	**-0-**	**88,287,871**
Obligations issued by foreign financial institutions-				
ING (US) Funding (nominal value of US$ 1,000,000 -Bs. 2,145 million-, annual yield of 4.26% and 4.29% and due in January 2006)	**2,140,337**	**-0-**	**(202)**	**2,140,135**[13]
BNP Paribas Finance (nominal value of US$ 1,000,000 -Bs. 2,145 million-, annual yield of 4.36% and due in February 2006)	**2,129,708**	**-0-**	**(116)**	**2,129,592**[13]
International Bank for Reconstruction & Development (nominal value of US$ 500,000 -Bs. 1,072 million-, annual yield of 4.50% and due in November 2014)	**1,069,425**	**-0-**	**(13,424)**	**1,056,001**[13]
UBS Finance (Delaware) LLC (nominal value of US$ 272,000 -Bs. 583 million-, annual yield of 4.29% and due in February 2006)	**581,117**	**-0-**	**(70)**	**581,047**[13]
	5,920,587	**-0-**	**(13,812)**	**5,906,775**
Obligations issued by domestic private nonfinancial companies- (nominal value of Bs. 6,930 million, annual yields ranging between 12.61% and 13.51% and due between March 2006 and March 2007)				
Mercantil Servicios Financieros, C.A.	**6,930,000**	**-0-**	**-0-**	**6,930,000**[12]
Obligations issued by foreign private nonfinancial companies-				
Metlife Inc. (annual yield of 4.38%- nominal value of US$ 1,000,000- Bs. 2,145 million and due in March 2006)	**2,126,028**	**-0-**	**(346)**	**2,125,682**[13]

[12] The fair value corresponds to nominal value.

[13] The fair value corresponds to the quotation value in foreign stock exchanges.

As of December 31, 2005	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Held-to-maturity investment securities:				
Bellsouth Corp. (annual yield of 4.32%- nominal value of US$ 500,000- Bs. 1,072 million and due in January 2006)	**1,068,330**	**-0-**	**(43)**	**1,068,287**[14]
Cargill, Inc. (annual yield of 4.27% and 4.25% - nominal value of US$ 868,000- Bs. 1,862 million and due in January 2006)	**1,858,657**	**-0-**	**(192)**	**1,858,465**[14]
Loreal Usa, Inc. (annual yield of 4.28% - nominal value of US$ 800,000- Bs. 1,716 million and due in January 2006)	**1,712,017**	**-0-**	**(149)**	**1,711,868**[14]
Walt Disney Company (annual yield of 4.23% - nominal value of US$ 500,000- Bs. 1,072 million and due in January 2006)	**1,070,178**	**-0-**	**(135)**	**1,070,043**[14]
HBO Treasury Service PLC (annual yield of 4.26% and 4.28% - nominal value of US$ 1,050,000- Bs. 2,252 million and due in February 2006)	**2,241,775**	**-0-**	**(361)**	**2,241,414**[14]
Hitachi, Ltd. (annual yield of 4.16% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in February 2006)	**2,142,140**	**-0-**	**(299)**	**2,141,841**[14]
Nissan Motor Acceptance Corporation (annual yield of 4.37% - nominal value of US$ 500,000- Bs. 1,072 million and due in January 2006)	**1,069,061**	**-0-**	**(21)**	**1,069,040**[14]
Sara Lee Corporation (annual yield of 4.38% - nominal value of US$ 500,000- Bs. 1,072 million and due in January 2006)	**1,069,313**	**-0-**	**(23)**	**1,069,290**[14]
Sanofi-aventis (annual yield of 4.36%, nominal value of US$ 1,000,000- Bs. 2,145 million and due in February 2006)	**2,132,734**	**-0-**	**(90)**	**2,132,644**[14]
IBM Capital Inc. (annual yield of 4.27%, nominal value of US$ 1,000,000- Bs. 2,145 million and due in January 2006)	**2,138,270**	**-0-**	**(191)**	**2,138,079**[14]
John Deere & Capital (annual yield of 4.37%, nominal value of US$ 500,000- Bs. 1,072 million and due in January 2006)	**1,069,838**	**-0-**	**(46)**	**1,069,792**[14]
7-Eleven, Inc. (annual yield of 4.26%, nominal value of US$ 1,000,000- Bs. 2,145 million and due in January 2006)	**2,141,562**	**-0-**	**(222)**	**2,141,340**[14]
American International Group, Inc. (annual yield of 4.21%, nominal value of US$ 1,000,000- Bs. 2,145 million and due in January 2006)	**2,137,130**	**-0-**	**(305)**	**2,136,825**[14]
General Electric Capital Corp. (annual yield of 4.30%, nominal value of US$ 1,000,000- Bs. 2,145 million and due in February 2006)	**2,134,934**	**-0-**	**(254)**	**2,134,680**[14]
KFW International Finance, Inc. (annual yield of 4,20%, nominal value of US$ 1,000,000- Bs. 2,145 million and due in January 2006)	**2,143,602**	**-0-**	**(256)**	**2,143,346**[14]

[14] The fair value corresponds to the quotation value in foreign stock exchanges.

As of December 31, 2005	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Held-to-maturity investment securities:				
Pfizer, Inc. (annual yield of 4.23%, nominal value of US$ 1,000,000- Bs. 2,145 million and due in January 2006)	**2,140,086**	**-0-**	**(251)**	**2,139,835**[15]
Diageo Capital PLC (annual yield of 4.36% and 4.45%, nominal value of US$ 500,000- Bs. 1,072 million and due in January and March 2006)	**1,067,717**	**-0-**	**(69)**	**1,067,648**[15]
Verizon Network Funding (annual yield of 4.28%, nominal value of US$ 1,000,000- Bs. 2.145 million and due in January 2006)	**2,140,276**	**-0-**	**(190)**	**2,140,086**[15]
Shering Plough Corporation (annual yield of 4.37%, nominal value of US$ 500,000- Bs. 1,072 million and due in January 2006)	**1,070,875**	**-0-**	**(80)**	**1,070,795**[15]
Nestlé Capital Corp. (annual yield of 4.12%, nominal value of US$ 1,000,000- Bs. 2,145 million and due in January 2006)	**2,141,436**	**-0-**	**(347)**	**2,141,089**[15]
	36,815,959	**-0-**	**(3,870)**	**36,812,089**
	137,954,417	**-0-**	**(17,682)**	**137,936,735**

As of June 30, 2005	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Held-to-maturity investment securities:				
Bonds and obligations issued by BCV-				
Registered demand Certificates of Deposit (with a nominal value of Bs. 39,520 million, annual yield of 13% and due in July 2005)	39,520,000	-0-	-0-	39,520,000[16]
Time deposits in foreign financial institutions- (nominal value of US$ 53,115,769, Bs. 113,912 million, annual yields ranging between 3.01% and 3.34% and due between July and August 2005)				
Standard Chartered Bank, New York	32,759,907	-0-	-0-	32,759,907[16]
Barclays Bank PLC, Miami	30,740,445	-0-	-0-	30,740,445[16]
JP Morgan Chase Bank, New York	28,952,100	-0-	-0-	28,952,100[16]
Wachovia Bank, N.A. Miami	10,736,627	-0-	-0-	10,736,627[16]
Ing Bank, New York	10,723,000	-0-	-0-	10,723,000[16]
	113,912,079	-0-	-0-	113,912,079
Obligations issued by foreign financial institutions-				
Prudencial Funding Corp. (nominal value of US$ 1,000,000 -Bs. 2,145 million-, annual yield of 3.02% and due in August 2005)	2,144,600	-0-	(433)	2,144,167[15]
American Express Credit Corp. (nominal value of US$ 1,000,000 -Bs. 2,145 million- annual yield of 3.15% and due in August 2005)	2,144,600	-0-	(356)	2,144,244[15]
International Bank for Reconstruction & Development (nominal value of US$ 500,000 -Bs. 1,072 million, annual yield of 4.25% and due in November 2014)	1,069,262	3,896	-0-	1,073,158[15]

[15] The fair value corresponds to the quotation value in foreign stock exchanges.
[16] The fair value corresponds to nominal value.

As of June 30, 2005	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
UBS Finance (Delaware) LLC (nominal value of US$ 400,000 -Bs. 858 million-, annual yield of 3.06% and due in July 2005)	856,252	-0-	(95)	856,157[17]
	6,214,714	3,896	(884)	6,217,726
Obligations issued by domestic private nonfinancial companies- (nominal value of Bs. 10,930 million, annual yields ranging between 13.78% and 14.76% and due between October 2005 and March 2007)				
Mercantil Servicios Financieros, C.A.	8,930,000	-0-	-0-	8,930,000[18]
Citibank Mercado de Capitales, C.A. Casa de Bolsa	2,000,000	-0-	-0-	2,000,000[18]
	10,930,000	-0-	-0-	10,930,000
Obligations issued by foreign private nonfinancial companies-				
General Electric Capital Corp. (with annual yield of 3.24% - nominal value of US$ 2,000,000- Bs. 4,289 million and due in August 2005)	4,289,200	-0-	(62)	4,289,138[17]
IBM Capital, Inc (annual yield of 3.01%, nominal value of US$ 1,000,000- Bs. 2,145 million and due in July 2005)	2,142,284	-0-	(170)	2,142,114[17]
Exxon Project Corp. (annual yield of 2.96%, nominal value of US$ 1,000,000- Bs. 2,145 million and due in July 2005)	2,139,504	-0-	(450)	2,139,054[17]
Procter & Gamble Company (annual yield of 3.24%, nominal value of US$ 1,000,000- Bs. 2,145 million and due in September 2005)	2,132,553	-0-	(488)	2,132,065[17]
Loreal USA, Inc (annual yield of 3.06%, nominal value of US$ 500,000- Bs. 1,072 million and due in July 2005)	1,071,845	-0-	(23)	1,071,822[17]
	11,775,386	-0-	(1,193)	11,774,193
	182,352,179	3,896	(2,077)	182,353,998

Maturities for held-to-maturity investment securities are as follows:

	31-12-05		30-06-05	
	Amortized cost	**Fair market value**	Amortized cost	Fair market value
		(In thousands of bolivars)		
Due in one year or less	**134,584,992**	**134,580,734**	175,482,917	175,480,840
Due from one to five years	**2,300,000**	**2,300,000**	5,800,000	5,800,000
Due from five to ten years	**1,069,425**	**1,056,001**	1,069,262	1,073,158
	137,954,417	**137,936,735**	182,352,179	182,353,998

[17] The fair value corresponds to the quotation value in foreign stock exchanges.
[18] The fair value corresponds to nominal value.

d. Restricted cash investment securities-

Restricted cash investment securities are composed as follows:

	31-12-05		30-06-05	
	Cost	**Market value**	Cost	Market value
	(In thousands of bolivars)			
Restricted cash investment securities:				
Securities purchased under agreements to resell-				
Banco Central de Venezuela (Repos of BDPN (with nominal value of Bs. 33,080 million, annual yields ranging between 11.50% and 13% and due in July 2005, as of June 2005)	**-0-**	**-0-**	33,080,000	33,080,000[19]
Other:				
Time deposits in foreign financial institutions with nominal value of US$ 1,394,689, annual yield of 3.86%, (with nominal value of US$ 1,367,235, annual yield of 3.25%, as of June 2005) Citibank, N.A.	**2,991,049**	**2,991,049[22]**	2,932,172	2,932,172[19]
	2,991,049	**2,991,049**	36,012,172	36,012,172

As of December 31 and June 30, 2005, restricted cash investment securities are due in six months or less.

Restricted cash investment securities are represented by time deposits maintained in foreign financial institutions destined to guarantee to Visa International Service Association and MasterCard International Inc. those transactions related to the license contract on the nonexclusive and free use of VISA and MASTERCARD trademarks in the credit cards.

The Bank controls the concentration risk of investments through the implementation of approval, supervision and control mechanisms. The Bank has focused its investing activities mainly in obligations issued by the BCV, which represent 76% of the total investments (67% as of June 30, 2005) and placements in foreign financial institutions, which represent 14% of the total investment securities (20% as of June 30, 2005).

[19] The fair value corresponds to nominal value.

NOTE 5.- Loan Portfolio:

The loan portfolio is mainly composed of loans and discounts granted to private entities in accordance with the Bank's objectives. The loan portfolio is classified by the debtor's economic activity as follows:

	31-12-05	30-06-05
	(In thousands of bolivars)	
Commercial	**196,728,837**	183,332,582
Agriculture	**120,331,091**	101,331,480
Services	**102,217,030**	148,827,106
Industrial	**84,366,283**	116,846,833
Construction	**58,768,880**	64,005,655
Consumer credits	**33,724,321**	27,616,100
Mines and hydrocarbons	**19,307,979**	28,002,642
Miscellaneous	**115,813,088**	101,135,363
	731,257,509	771,097,761
Allowance for loan portfolio	**(12,440,545)**	(12,528,624)
	718,816,964	758,569,137

As of December 31 and June 30, 2005, miscellaneous balance includes Bs. 42,440 million and Bs. 35,840 million, respectively, corresponding to loans destined to the acquisition and remodeling of houses and Bs. 51,482 million and Bs. 65,295 million, respectively, mostly corresponding to debtors, the economic activity of which is the financing of insurance policies, vehicles, among other financial activities.

The loan portfolio is classified by type of credit as follows:

	31-12-05	30-06-05
	(In thousands of bolivars)	
Time loans	**499,601,781**	557,259,130
Installment loans	**104,581,747**	95,546,213
Current account credits	**46,368,884**	49,785,517
Consumer credits	**33,724,319**	27,433,142
Factoring	**22,133,663**	21,831,699
Financial lease	**19,836,189**	16,421,266
Letters of credit issued and traded	**5,010,926**	2,820,794
	731,257,509	771,097,761
Allowance for loan portfolio	**(12,440,545)**	(12,528,624)
	718,816,964	758,569,137

The loan portfolio is classified by type of guarantee as follows:

As of December 31, 2005	Total	Unsecured	Type of guarantee Pledge	Mortgage	Collateral and guarantees	Other
			(In thousands of bolivars)			
Current	**723,892,963**	**411,930,758**	**46,797,687**	**58,400,532**	**96,056,912**	**110,707,074**
Restructured	**3,667,254**	**-0-**	**-0-**	**3,044,445**	**331,648**	**291,161**
Past-due	**2,415,764**	**892,563**	**54,310**	**1,408,417**	**10,000**	**50,474**
In litigation	**1,281,528**	**101,927**	**-0-**	**910,668**	**76,868**	**192,065**
	731,257,509	**412,925,248**	**46,851,997**	**63,764,062**	**96,475,428**	**111,240,774**
Allowance for loan portfolio	**(12,440,545)**					
	718,816,964					

As of June 30, 2005	Total	Unsecured	Type of guarantee Pledge	Mortgage	Collateral and guarantees	Other
			(In thousands of bolivars)			
Current	763,707,636	403,383,675	35,154,317	78,326,933	127,525,076	119,317,635
Restructured	3,816,211	8,754	-0-	3,239,555	567,902	-0-
Past-due	2,179,710	535,651	-0-	1,508,869	135,190	-0-
In litigation	1,394,204	164,712	-0-	946,742	282,750	-0-
	771,097,761	404,092,792	35,154,317	84,022,099	128,510,918	119,317,635
Allowance for loan portfolio	(12,528,624)					
	758,569,137					

The loan portfolio is classified by maturity as follows:

As of December 31, 2005	**Total**	**Due in 30 days**	**Due from 31 to 60 days**	**Due from 61 to 90 days**	**Due from 91 to 180 days**	**Due from 181 to 360 days**	**Due over 360 days**
				(In thousands of bolivars)			
Current	**723,892,963**	**179,049,856**	**95,808,795**	**157,826,651**	**120,305,605**	**56,835,119**	**114,066,937**
Restructured	**3,667,254**	**-0-**	**-0-**	**-0-**	**-0-**	**-0-**	**3,667,254**
Past-due	***2,415,764***	***648,103***	***111***	***11,000***	***136,475***	***56,229***	***1,563,846***
In litigation	**1,281,528**	**47,294**	**-0-**	**108,288**	**235**	**7,500**	**1,118,211**
	731,257,509	**179,745,253**	**95,808,906**	**157,945,939**	**120,442,315**	**56,898,848**	**120,416,248**
Allowance for loan portfolio	**(12,440,545)**						
	718,816,964						

As of June 30, 2005	Total	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
				(In thousands of bolivars)			
Current	763,707,636	424,380,212	109,586,330	59,207,654	39,239,526	44,703,309	86,590,605
Restructured	3,816,211	-0-	4,661	-0-	386,956	1,689	3,422,905
Past-due	2,179,710	892,973	49,664	42,464	13,276	1,084,515	96,818
In litigation	1,394,204	973,104	-0-	-0-	142,659	24,851	253,590
	771,097,761	426,246,289	109,640,655	59,250,118	39,782,417	45,814,364	90,363,918
Allowance for loan portfolio	(12,528,624)						
	758,569,137						

The movement of the allowance for loan portfolio is shown as follows:

	31-12-05	30-06-05
	(In thousands of bolivars)	
Balances, at the beginning of the six-month period	**12,528,624**	12,199,132
Add:		
Increase in allowance-		
Allowance charged to income	**612**	234,539
Transfers of "Allowance for accrued interest receivable"	**-0-**	143,586
Other	**-0-**	267
Less:		
Decrease in allowance-		
Loans charged off	**(71,285)**	(48,900)
Transfers to "Allowance for accrued interest receivable"	**(17,406)**	-0-
Balances, at the end of the six-month period	**12,440,545**	12,528,624

As of December 31 and June 30, 2005, the allowance for loan portfolio includes general provisions amounting to approximately Bs. 8,598 million and Bs. 8,413 million, respectively.

During the six-month periods ended December 31 and June 30, 2005, the Bank recovered loan portfolio charged-off in previous six-month periods for Bs. 227 million and Bs. 11,340 million, respectively, which were recorded in the "Income from recovery of financial assets" caption.

During the six-month periods ended December 31 and June 30, 2005, the Bank did not recognize interest income on past-due and in litigation loan portfolio for approximately Bs. 628 million and Bs. 522 million, respectively. On the other hand, for the six-month periods then ended, the Bank collected approximately Bs. 546 million and Bs. 864 million, respectively, corresponding to interests recorded in memorandum accounts in prior six-month periods, related to commercial loans classified as past-due and in litigation, which were recorded as financial revenues.

As of December 31 and June 30, 2005, the non-interest bearing past-due and in litigation portfolio amounts to approximately Bs. 3,697 million and Bs. 3,574 million, respectively.

As of December 31 and June 30, 2005, the Bank reported loans destined to the microfinancial system for Bs. 33,549 million and Bs. 25,467 million, respectively, which exceeded the minimum level of 3% of the loan portfolio for the prior six-month period, as required by the Law-Decree of the Amendment Law of the General Law of Banks and Other Financial Institutions.

As of December 31 and June 30, 2005, the Bank destined financial resources to the agricultural loan portfolio for approximately Bs. 120,331 million and Bs. 116,949 million, respectively, in accordance with the Partial Amendment to the Law-Decree of the Law of Credits for the Agricultural sector. At these dates, the minimum level to be maintained by the Bank related to loans destined to the agricultural sector was equivalent to 16% of the total gross loan portfolio at December 31, 2004, which amounted to Bs. 116,849 million.

In compliance with the Special Law of Protection to the Mortgage Debtor of Dwelling, as of December 31, 2005, the Bank maintains short-term mortgage loans for Bs. 1,947 million and long-term mortgage loans for Bs. 29,800 million (short-term mortgage loans for Bs. 2,177 million and long-term mortgage loans for Bs. 33,209 million as of June 30, 2005). The minimum level required for the granting of mortgage loans at that date, as per Resolution Nº 012 dated February 26, 2005 issued by the Ministry of Dwelling and Habitat was Bs. 21,909 million for long-term mortgage loans and Bs. 51,122 million for short-term mortgage loans, equivalent to 3% and 7%, respectively, of the total gross loan portfolio at December 31, 2004 year-end.

As of December 31, 2005, the Bank does not maintain loans destined to the tourism sector. The minimum level required of these loans is Bs. 19,277 million, calculated as provided by the Partial Amendment of the Law-Decree for the Tourism sector and Resolution N° DM/Nº 037 issued on August 16, 2005 by the Ministry of Tourism.

NOTE 6.- Investments in subsidiaries and affiliates:

As of December 31 and June 30, 2005, the Bank has significant control over the administration of the following financial institution:

As of December 31, 2005	Equity in the capital stock					
	N° of common shares	%	Nominal value per share	Income from equity	Company's net stockholders' equity	Carrying amount
			Bs.	(In thousands of bolivars)		
Investments in domestic financial institutions:						
Participaciones Vencred, S.A.	44,652,340	89.30	100	5,269	6,335,400	5,657,512
Allowance for investments in subsidiaries and affiliates						(28,301)
						5,629,211

As of June 30, 2005	Equity in the capital stock						
	N° of common shares	%	Nominal value per share	Income from equity	Company's net stockholders' equity	Carrying amount
			Bs.	(In thousands of bolivars)		
Investments in domestic financial institutions:						
Participaciones Vencred, S.A.	44,652,340	89.30	100	12,558	6,329,500	5,652,244
Allowance for investments in subsidiaries and affiliates						(28,301)
						5,623,943

A summary of the financial statements of Participaciones Vencred, S.A. is as follows:

	31-12-05	30-06-05
	(In thousands of bolivars)	
ASSETS		
Cash and due from banks	**6,885**	7,785
Investment securities	**6,377,392**	6,383,007
Loan portfolio	**11,664**	14,154
Interests and commissions receivable	**1,084**	-0-
Premises and equipment	**-0-**	4
Other assets	**100**	87
Total assets	**6,397,125**	6,405,037
LIABILITIES		
Accruals and other liabilities	**61,725**	75,537
STOCKHOLDERS' EQUITY		
Paid-in capital	**5,000,000**	5,000,000
Capital reserves	**345,317**	344,137
Retained earnings	**990,083**	985,363
Total stockholders' equity	**6,335,400**	6,329,500
Total liabilities and stockholders' equity	**6,397,125**	6,405,037
STATEMENTS OF INCOME		
Financial revenues	**153,674**	128,319
Financial expenses	**-0-**	-0-
Gross financial margin	**153,674**	128,319
Other operating income	**-0-**	1,293
Other operating expenses	**(7,784)**	(5,794)
Financial intermediation margin	**145,890**	123,818
Operating expenses	**(139,990)**	(73,390)
Gross operating margin	**5,900**	50,428
Miscellaneous operating income	**-0-**	-0-
Expenses for foreclosed assets	**-0-**	-0-
Miscellaneous operating expenses	**-0-**	-0-
Gross income before income taxes	**5,900**	50,428
Income taxes	**-0-**	(36,366)
Net income	**5,900**	14,062

NOTE 7.- Financial statements of the foreign branch:

A summary of the financial statements of the Grand Cayman branch, which have been integrated with the financial statements of the Bank is shown as follows:

	31-12-05		30-06-05	
	Bs.	US$	Bs.	US$
		(In thousands)		
ASSETS:				
Cash and due from banks	**500,362**	**233**	916,780	427
Investment securities	**136,923,743**	**63,846**	155,992,322	72,737
Loan portfolio	**2,580**	**1**	2,183	1
Interests and commissions receivable	**264,548**	**123**	216,605	101
Other assets	**271,388**	**127**	395,685	185
	137,962,621	**64,330**	157,523,575	73,451
LIABILITIES:				
Customers' deposits	**119,432,031**	**55,690**	140,149,141	65,350
Other borrowings	**1,912,506**	**892**	2,533,109	1,181
Interests and commissions payable	**460**	**-0-**	1,658	1
Accruals and other liabilities	**56,612**	**26**	264,183	123
	121,401,609	**56,608**	142,948,091	66,655
ALLOCATED CAPITAL AND ACCUMULATED SURPLUS	**16,561,012**	**7,722**	14,575,484	6,796
	137,962,621	**64,330**	157,523,575	73,451
STATEMENTS OF INCOME:				
Financial revenues	**2,686,849**	**1,253**	1,949,209	909
Financial expenses	**(544,052)**	**(254)**	(461,401)	(215)
	2,142,797	**999**	1,487,808	694
Expenses for uncollectible and impaired financial assets	**(612)**	**-0-**	(934)	-0-
Other operating income	**286,291**	**133**	343,479	160
Other operating expenses	**(361,158)**	**(168)**	(374,310)	(175)
Operating expenses	**(357,822)**	**(167)**	(354,934)	(166)
Other (expense) income, net	**64,604**	**30**	(298,280)	(139)
	(368,697)	**(172)**	(684,979)	(320)
Net income for the six-month period	**1,774,100**	**827**	802,829	374

NOTE 8.- Foreclosed assets:

Foreclosed assets shown in the balance sheets are represented by:

	31-12-05	30-06-05
	(In thousands of bolivars)	
Assets received in payment	**418,768**	1,249,557
Works in process received in payment	**900,000**	900,000
Idle assets	**2,860**	2,860
	1,321,628	2,152,417
Provision for foreclosed assets	**(558,979)**	(1,146,180)
	762,649	1,006,237
Other-		
Participación Corporación Galería Los Naranjos, C.A.	**6,466,664**	6,913,252
Provision for other foreclosed assets	**(45,426)**	(45,426)
	6,421,238	6,867,826
	7,183,887	7,874,063

The Bank charged off fully-amortized foreclosed assets for Bs. 831 million for the six-month period ended December 31, 2005 and Bs. 113 million, for the six-month period ended June 30, 2005.

During the six-month period ended June 30, 2005, the Bank reclassified Bs. 900 million from "Assets received in payment" to "Works in process received in payment", corresponding to an allotted real estate that is in process of construction.

During the six-month period ended December 31, 2005, the Bank sold fully amortized and disclosed foreclosed assets (with a net book value of approximately Bs. 363 million for the six-month period ended June 30, 2005), which generated a realized gain on sale of assets for Bs. 2,960 million (Bs. 2,189 million for June 30, 2005), shown in the income for the six-month period in the "Income from foreclosed assets" account, and an unrealized gain on installment sales for Bs. 179 million (Bs. 141 million for June 30, 2005), shown in the "Accruals and other liabilities" caption.

In addition, for the six-month period ended December 31, 2005, the Bank reported realized gains for Bs. 385 million (Bs. 412 million for the six-month period ended June 30, 2005) with credit to deferred gain on sale of assets shown in the "Accruals and other liabilities" caption for the collection of loans related to sales made in prior six-month periods. Such gains are reported in the "Income from foreclosed assets" account.

The equity in Corporación Galería Los Naranjos, C.A. corresponds to an association agreement for the construction and placement of the mall "Centro Comercial Galería Los Naranjos" on which the bank has a-50% equity. During the six-month periods ended December 31 and June 30, 2005, the Bank received approximately Bs. 163 million and Bs. 155 million, respectively, as reimbursement for contributions made by the Bank to such association.

During the six-month period ended December 31, 2005, the Bank sold a portion of its rights on the association agreement for the construction and placement of the mall Centro Comercial Galería Los Naranjos, the book value of which was Bs. 283 million, which generated a realized gain of Bs. 2,656 million shown in the "Income from foreclosed assets" account.

During the six-month periods ended December 31 and June 30, 2005, the Bank recorded expenses for amortization of foreclosed assets for approximately Bs. 244 million and Bs. 607 million, respectively.

NOTE 9.- Premises and equipment:

Premises and equipment shown in the balance sheets are represented by:

	31-12-05	30-06-05	Estimated useful life (years)
	(In thousands of bolivars)		
Buildings and facilities	**22,455,257**	22,455,703	40
Computers	**6,673,943**	6,048,323	3
Furniture	**2,815,657**	2,723,567	10
Other equipment	**15,451,218**	15,067,488	3
	47,396,075	46,295,081	
Accumulated depreciation	**(19,929,516)**	(17,815,880)	
	27,466,559	28,479,201	
Land	**924,150**	924,450	
Other assets	**11,039**	11,039	
	28,401,748	29,414,690	

During the six-month periods ended December 31 and June 30, 2005, the Bank acquired furniture, computers and other equipment for Bs. 1,102 million and Bs. 2,176 million, respectively.

During the six-month period ended June 30, 2005, the Bank transferred approximately Bs. 1,093 million from "Other assets – Advances to suppliers" to "Premises and equipment – Other equipment", corresponding to security systems acquired for the Operating Center in Boleíta (see Note 10).

During the six-month periods ended December 31 and June 30, 2005, the Bank recognized expenses for depreciation of premises and equipment for Bs. 2,114 million and Bs. 1,926 million, respectively.

NOTE 10.- Other assets:

Other assets shown in the balance sheets are represented by:

	31-12-05	30-06-05
	(In thousands of bolivars)	
Prepaid taxes	**8,436,736**	1,953,476
Deferred expenses (net of accumulated amortization for Bs. 4,067 million and Bs. 4,175 million, respectively)	**8,307,990**	8,354,203
Recoverable expenditures	**1,485,105**	335,402
Items to be applied	**1,056,129**	1,716,672
Transactions of Suiche 7B network ATM	**671,664**	429,545
Prepaid expenses:		
Advertising and marketing expenses	**422,966**	721,028
Insurance premiums	**378,807**	266,157
Maintenance contracts and other contracted services	**291,774**	568,897
INCE learners' training	**-0-**	34,320
Other prepaid expenses	**140,331**	114,951
Advances to suppliers (see Note 9)	**314,235**	1,046,866
Stock of stationery and numismatics	**147,488**	620,247
Assets for lease (net of accumulated depreciation for Bs. 832 million and Bs. 774 million, respectively)	**1,106**	58,532
Other	**562,581**	344,543
	22,216,912	16,564,839
Provisions for other assets	**(114,483)**	(614,792)
	22,102,429	15,950,047

"Prepaid taxes" are mainly composed of taxes paid in advance reflected in the estimated income tax return amounting to Bs. 6,365 million (Bs. 1,061 million, for June 2005), value-added tax credits amounting to Bs. 927 million (Bs. 80 million, for June 2005) and other minor amounts for reimbursements requested to the Tax Administration (SENIAT) and other prepaid taxes for value-added tax, income tax and property tax withholdings.

As of December 31 and June 30, 2005, the "Deferred expenses" account is mainly composed of balances net of amortization of the mercantile goodwill for Bs. 3,468 million and Bs. 3,580 million, respectively, resulting from the absorption merger of Venezolano de Crédito, S.A. with Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero performed in 2002. In addition, this account includes Bs. 4,219 million and Bs. 3,954 million, net of amortization, corresponding to improvements and facilities made to the Bank's leased or owned branches and agencies, and its main office.

The account "Recoverable expenditures" includes approximately Bs. 1,168 million that correspond to payments to suppliers on account of the Bank's customers, which were collected during the first days of January 2006.

The "Items to be applied" account is mainly composed of debit card transactions carried out by customers, which were regularized during the first days of January 2006 and July 2005 for diverse clearing items for which the Bank has created provisions that are included in the "Provisions for other assets" account as of June 2005, and transactions to be corresponded by the BCV for foreign exchange transactions performed in its condition of exchange operator under the current exchange control regime (see Note 24). During the six-month period ended December 31, 2005, the Bank wrote off Bs. 506 million for unrecovered clearing items .

The "Advances to suppliers" account is mainly composed of disbursements made for the facilities of the agencies and counters of the Bank, acquisitions and installations of software or equipment. During the six-month period ended December 31, 2005, the Bank reclassified the remodelings completed and made to the Operating Center of Boleíta from "Advances to suppliers" to "Deferred expenses".

The "Other" item includes insurance premiums receivable from employees, lease receivable, value-added tax receivable from customers for financial leasing, among other less significant concepts.

During the six-month periods ended December 31 and June 30, 2005, the Bank recognized expenses for amortization of deferred expenses and assets for lease for Bs. 1,517 million and Bs. 1,508 million, respectively.

The movement of the allowance for other assets is composed as follows:

	31-12-05	30-06-05
	(In thousands of bolivars)	
Balances, at the beginning of the six-month period	**614,792**	810,204
Add: increases in allowance-		
Allowance charged to income	**6,183**	-0-
Other	**-0-**	4,588
	6,183	4,588
Less: decrease in allowance		
Write off	**(506,492)**	-0-
Transfers to "Accruals and other liabilities"	**-0-**	(200,000)
Balances, at the end of the six-month period	**114,483**	614,792

NOTE 11.- Customers' deposits:

Customers' deposits bear annual interest rates fluctuating between the following parameters:

	31-12-05		30-06-05	
	Rates denominated in Bs.	**Rates denominated in US$**	Rates denominated in Bs.	Rates denominated in US$
Interest-bearing current accounts	**1% - 1.50%**	1%	1% - 1.50%	1%
Other demand obligations	**0.50%**	**-0-**	0.50%	-0-
Savings deposits	**6.50%**	**-0-**	6.50%	-0-
Time deposits	**10% - 11%**	**1.25% - 1.63%**	10%	1.10% - 1.47%
Restricted customers' deposits	**6.50%**	1%	6.50%	1.45%

As of December 31, 2005, "Other demand obligations" are mainly represented by cashier's checks sold for Bs. 17,543 million (Bs. 35,608 million as of June 30, 2005), funds received from the Bank's trust for Bs. 10,998 million (Bs. 32,430 million, as of June 30, 2005) and drafts and transfers payable for Bs. 2,751 million (Bs. 4,118 million, as of June 30, 2005).

As of December 31, 2005, "Restricted customers' deposits" include Bs. 28,107 million, corresponding to idle savings deposits and current accounts in local currency (Bs. 28,328 million, as of June 30, 2005) and Bs. 43,764 million, corresponding to the total of restricted customers' deposits in foreign currency that guarantee current account credits, among other credit transactions (Bs. 48,279 million, as of June 30, 2005).

The maturities of "Customers' deposits" are shown in Note 18.

NOTE 12.- Other borrowings:

Other borrowings shown in the balance sheets consist of the following:

	31-12-05		30-06-05	
	Bs.	**Interest rate**	Bs.	Interest rate
	(In thousands)		(In thousands)	
Obligations with domestic financial institutions due in one year or less:				
Overdrafts in demand deposits	**18,364,514**	**-0-**	15,896,176	-0-
Demand deposits	**9,020,186**	**6%**	8,777,805	7%
Other	**1,091,665**	**-0-**	732,014	-0-
	28,476,365		25,405,995	

	31-12-05		30-06-05	
	Bs.	Interest rate	Bs.	Interest rate
Obligations with foreign financial institutions due in one year or less:				
Overdrafts in demand deposits	**1,912,506**	**-0-**	2,533,109	-0-
Demand deposits	**4,082,709**	**2%**	199,835,648	2%
Borrowings from foreign financial institutions	**6,433,800**	**5.71%**	-0-	-0-
	12,429,015		202,368,757	
Obligations with foreign financial institutions due over one year:				
Borrowings from foreign financial institutions	**-0-**	**-0-**	6,433,800	4.68%
Obligations for other borrowings due over one year	**738,557**	**7.04%-7.86%**	802,654	7.68%- 9%
	41,643,937		235,011,206	

"Obligations for other borrowings due over one year" correspond to funds received from Fondo de Crédito Industrial (FONCREI) destined to special borrowing programs for the small and medium industry.

As of December 31, 2005, "Obligations with foreign financial institutions due over one year" corresponds to an unsecured loan received for US$ 3 million, payable on demand at a LIBOR annual interest rate at three months plus 1.50%. This loan is shown in "Obligations with foreign financial institutions due over one year" as of June 30, 2005.

As of December 31 and June 30, 2005, other borrowings are due in 180 days or less, except for the "Obligations for other borrowings due over one year" that are due between 4 and 7 years (see Note 18).

NOTE 13.- Accruals and other liabilities:

Accruals and other liabilities shown in the balance sheets are represented by:

	31-12-05	30-06-05
	(In thousands of bolivars)	
Provision for income taxes	**26,628,424**	12,628,424
Items to be applied	**7,458,466**	95,478,307
Profit-sharing payable to employees	**6,701,753**	8,487,362
Accrual for retirement pension plan (see Note 20)	**7,047,841**	5,989,153
Provisions for contingencies	**6,816,045**	5,811,006
Checks removed from the system (include US$ 202,397 and US$ 202,431, respectively)	**4,920,989**	5,598,824
Deferred income	**4,591,637**	4,048,642
Statutory earnings payable	**3,071,932**	3,913,659
Provision for contracted services	**2,644,830**	3,457,469
Accrual for labor indemnities	**1,568,563**	2,069,302
Provision for contingent loans (see Note 16)	**1,505,960**	1,505,960
Dividends payable	**1,385,787**	1,021,114
Vacation bonus payable	**1,309,731**	1,271,509
Income taxes withheld to third parties payable:		
Withheld tax on bank transactions	**493,846**	796,418
Withheld value-added tax	**436,234**	138,590
Withheld income taxes	**261,437**	142,605
Mandatory social security payable	**788,294**	384,627
Provisions for claims	**240,307**	138,931
Cashier's checks issued for payment to suppliers	**136,694**	1,491,789
Provision for integral anti-money laundering prevention	**1,972**	320,921
Other	**1,221,489**	1,620,289
	79,232,321	156,314,901

In its condition of exchange operator, as of December 31 and June 30, 2005, the Bank has received from customers Bs. 3,142 million and Bs. 83,194 million, respectively, for the purchase and sale of foreign currencies related to imports and exports, which were settled by the BCV on January 2006 and July 2005, respectively. Additionally, as of December 31, 2005, this account includes Bs. 1,577 million, pending to be applied and advances for Bs. 2,500 million received to guarantee the sale of real estate granted in payment of credits.

The profit-sharing payable to employees and statutory earnings are calculated on the basis of the liquid profits for the six-month period, as provided by the current collective contract and the Bank's bylaws.

The account "Checks removed from the system" corresponds to cashiers' checks issued by the Bank to its customers with an aging over one year, which have been removed from the system for control purposes.

As of December 31 and June 30, 2005, the "Provisions for contingencies" item includes the estimations made by Management to cover future tax, labor and/or civil contingencies, among others (see Note 21).

As of December 31 and June 30, 2005, deferred income is composed as follows:

	31-12-05	30-06-05
	(In thousands of bolivars)	
Deferred income from sale of assets	**3,318,063**	3,560,016
Lease collected in advance	**634,194**	-0-
Financial interest collected in advance	**497,311**	315,261
Interest not collected on current loans	**74,864**	82,957
Income from purchase of mortgage loans	**26,439**	31,684
Interests capitalized on restructured loan portfolio	**38,589**	51,798
Deferred lease receivable	**2,177**	2,141
Other	**-0-**	4,785
	4,591,637	4,048,642

As of December 31 and June 30, 2005, the "Deferred income from sale of assets" account corresponds to the unrealized gain obtained from the installment sale of assets. The corresponding borrowings granted are recorded in the "Loan portfolio" caption.

The "Other" item includes contributions and labor deductions payable, accounts payable to third parties, tax on bank transactions on account of the Bank, insurance premiums payable and seniority to be credited to the trust, among others.

NOTE 14.- Stockholders' equity:

a. Paid-in capital-

As of December 31 and June 30, 2005, the Bank's subscribed and paid-in capital stock amounts to Bs. 50,400 million, composed of 100,800,000 fully paid common shares with a nominal value of Bs. 500 each.

b. Capital reserves-

As provided by the Law of Banks and Other Financial Institutions, the Bank must transfer to the legal reserve a minimum of 20% of the net income for each period until the legal reserve reaches 50% of the capital stock. When this limit is reached, at least 10% of liquid benefits for each six-month period shall be used to increase the legal reserve fund until reaching 100% of the capital stock. Additionally, the Bank's bylaws provide that once that limit reaches 100% of the capital stock, the Bank will continue reserving 5% of the liquid benefits for each six-month period. As of December 31 and June 30, 2005, the Bank transferred Bs. 1,851 million and Bs. 2,303 million, respectively to the legal reserve equivalent to 5% of liquid benefits obtained during each six-month period.

c. Retained earnings-

On December 28, 1999, the SUDEBAN issued Resolution Nº 329-99 through which it required the reclassification of 50% of the semi-annual income and 50% of the balance of the "Available undistributed earnings" account for the six-month periods prior to December 31, 1999 to the "Restricted undistributed earnings" account. The amounts included in the latter account could not be available to be distributed as cash dividends and could only be used for capital stock increases.

On August 9, 2002, the Bank filed a nullification appeal together with a request of innominate cautionary measure against the Resolution Nº 329-99, dated December 28, 1999 before the First Court in Contentious Administrative matters. On August 14, 2002, the Court granted the innominate cautionary measure requested by the Bank; accordingly, it ordered to the Regulating entity to abstain from the application of such resolution and abstain from adopting measures based thereon until the main nullification appeal requested is decided. In virtue thereof, to date, the Bank has abstained from restricting Bs. 118,505 million under the protection of the innominate cautionary measure granted by the First Court in Contentious Administrative matters on August 14, 2002, referred to above.

During the regular Stockholders' meeting held on August 12, 2005, the stockholders approved two cash dividends of Bs. 10 per share, equivalent to Bs. 2,016 million, based on income generated during the six-month period ended June 30, 2005, and one extraordinary cash dividend of Bs. 465 per share, equivalent to Bs. 46,872 million payable on August 26, 2005, with charge to Available undistributed earnings as of June 30, 2005. Additionally, the

Stockholders authorized the Executive Committee to declare an additional extraordinary cash dividend.

On November 1, 2005, the Executive Committee declared an extraordinary dividend of Bs. 100 per share, equivalent to Bs. 10,080 million, payable on November 16, 2005, with charge to Available undistributed earnings as of June 30, 2005, as authorized by the Stockholders' Meeting held on August 12, 2005.

During a Regular Stockholders' Meeting held on February 15, 2005, stockholders declared two cash dividends of Bs. 10 per share, equivalent to approximately Bs. 2,016 million on net income generated during the six-month period ended December 31, 2004. In addition, stockholders approved an extraordinary cash dividend for Bs. 242 per share, equivalent to Bs. 24,394 million, payable on March 2, 2005, with charge to Available undistributed earnings as of December 31, 2004.

On January 13, 2005, the Executive Committee declared an extraordinary dividend for Bs. 21.31 per share, equivalent to Bs. 2,148 million, payable on January 27, 2005, with charge to Available undistributed earnings as of June 30, 2004, as authorized by the Stockholders' Meeting held on August 12, 2004.

The Restricted undistributed earnings are composed as follows:

	31-12-05	30-06-05
	(In thousands of bolivars)	
Retained earnings – foreign agency	**15,488,712**	13,714,612
Accumulated unrealized gain from valuation of gold in coins	**349,827**	349,827
Accumulated unrealized gain from equity in affiliate	**1,126,601**	1,121,332
	16,965,140	15,185,771

During the six-month periods ended December 31 and June 30, 2005, the Bank restricted the net income and exchange difference generated by its foreign agency for Bs. 1,774 million and Bs. 2,184 million, respectively, and the unrealized gain from equity in affiliate for Bs. 5 million and Bs. 13 million, respectively. Pursuant to current regulations, these amounts are not available for their distribution as dividends until the affiliate declares the related dividend or the Branch sends to the Main Office the retained earnings generated in prior periods.

d. Risk capital indexes-

As of December 31 and June 30, 2005, the indexes maintained, which are calculated by the Bank on the basis of the amounts shown in its financial statements, and the indexes required in accordance with the standards provided by the SUDEBAN are as follows:

	31-12-05		30-06-05	
	Index maintained	**Index required**	Index maintained	Index required
Risk capital – Global	**15.92%**	**12%**	16.41%	12%
Stockholders' equity / total assets	**10.52%**	**10%**	10.76%	10%

NOTE 15.- Other operating income:

Other operating income shown in the statements of income is composed as follows:

	31-12-05	30-06-05
	(In thousands of bolivars)	
Commissions for services	**28,139,701**	22,488,470
Income from sale of investment securities (Note 4)	**1,139,356**	383,040
Income from exchange difference (Note 23)	**551,632**	3,193,216
Income from equity (Note 6)	**5,269**	12,558
	29,835,958	26,077,284

NOTE 16.- Memorandum accounts:

Memorandum accounts shown in the balance sheets correspond to the following transactions carried out by the Bank:

	31-12-05	30-06-05
	(In thousands of bolivars)	
Contingent debit accounts:		
Guarantees granted	**114,511,066**	130,051,369
Lines of credit immediately available	**133,198,209**	114,786,462
Letters of credit issued not traded	**28,162,788**	9,167,767
Letters of credit confirmed not traded	**518,642**	618,573
Investment securities under repo agreements	**-0-**	33,080,000
	276,390,705	287,704,171
Trust assets	**2,779,697,013**	2,700,623,798
Commissions and trusts	**96,807,201**	96,807,201
Other debit memorandum accounts-		
Custodials received	**1,098,183,056**	980,443,555
Guarantees received	**1,144,372,061**	1,103,634,993
Collections	**8,598,693**	8,391,713
Consignments received	**-0-**	491,113
Other record accounts	**255,717,764**	173,831,941
	2,506,871,574	2,266,793,315
	5,659,766,493	5,351,928,485

a. Contingent debit accounts-

Credit financial instruments

In the normal course of business, the Bank maintains credit financial instruments in order to meet its clients' financial needs. As of December 31 and June 30, 2005, these instruments mainly consist of guarantees, lines of credit and letters of credit for Bs. 276,391 million and Bs. 254,624 million, respectively, and are recorded in the "Contingent debit accounts" caption.

The maximum potential credit risk of these commitments is equal to the nominal value of the contracts if the other parties involved in the financial instrument fail to comply with the terms of the contracts. The Bank controls the credit risk of these instruments by establishing mechanisms of credit approvals, collateral requirements and other supervision and control procedures. The Bank evaluates each client's credit capacity, based on the same criteria applied for credit financial instruments recognized in the balance sheet.

As of December 31 and June 30, 2005, the provisions for contingent portfolio amount to approximately Bs. 1,506 million for both six-month periods, and are recorded in the "Accruals and other liabilities" caption.

b. Trust assets

The Bank manages trusted assets on behalf of third parties. The summarized balance sheets of the trust are presented as follows:

	31-12-05	30-06-05
	(In thousands of bolivars)	
ASSETS:		
Cash and due from banks	**11,086,328**	32,560,089
Investment securities	**222,705,886**	174,841,516
Loan portfolio	**267,887,955**	212,897,615
Interests and commissions receivable	**3,992,122**	2,709,757
Assets received for administration	**1,055,262**	1,047,322
Other assets	**2,272,969,460**	2,276,567,499
	2,779,697,013	2,700,623,798
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Other accounts payable and other liabilities	**1,785,046**	1,462,851
Stockholders' equity	**2,777,911,967**	2,699,160,947
	2,779,697,013	2,700,623,798

Trust assets are classified by purpose and type of contracting entity as follows:

As of December 31, 2005:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(In thousands of bolivars)		
Investment	**6,212,281**	**-0-**	**-0-**	**-0-**	**6,212,281**
Guarantee	**2,275,698,481**	**-0-**	**-0-**	**-0-**	**2,275,698,481**
Administration	**497,062,455**	**170,305**	**67,886**	**485,605**	**497,786,251**
	2,778,973,217	**170,305**	**67,886**	**485,605**	**2,779,697,013**

As of June 30, 2005:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(In thousands of bolivars)		
Investment	6,476,111	-0-	-0-	-0-	6,476,111
Guarantee	2,290,560,365	-0-	-0-	-0-	2,290,560,365
Administration	402,833,261	173,480	65,025	515,556	403,587,322
	2,699,869,737	173,480	65,025	515,556	2,700,623,798

As of December 31 and June 30, 2005, funds granted in trust by private entities represent 99.97% of the total of trusted funds.

Trusts' investment securities-

As of December 31 and June 30, 2005, investment securities are valued and presented at the acquisition cost, adjusted by the amortization of premiums or discounts, as applicable. A detail of such investments is shown as follows:

	31-12-05	30-06-05
	(In thousands of bolivars)	
Local currency	**204,011,619**	154,743,953
Foreign currency	**18,694,267**	20,097,563
	222,705,886	174,841,516

Trusts' investments for the periods ended December 31 and June 30, 2005, are presented as follows:

	31-12-05		30-06-2005	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
		(In thousands of bolivars)		
Investment securities issued and/or guaranteed by the Government-				
Treasury bills with annual yields ranging between 8% and 11.84%, with a nominal value of Bs. 49,400 million due from 11 to 130 days for December 2005 (annual yields ranging between 11.52% and 12.08%, with a nominal value of Bs. 47,670 million due from 13 to 272 days for June 2005).	**48,578,496**	**48,729,054**[20]	45,978,347	46,016,693[20]
National Public Debt Bonds, with annual yields ranging between 10.57% and 11.95%, with a nominal value of Bs. 1,700 million and due from 649 to 1,357 days, for December 2005 (annual yields ranging between 13.23% and 14.29%, with a nominal value of Bs. 1,700 million and due from 833 to 1,541 days, for June 2005).	**1,683,706**	**1,779,050**[20]	1,680,331	1,207,311[20]
	50,262,202	**50,508,104**	47,658,678	47,224,004
Time deposits in foreign financial institutions-[21]				
Barclays Bank, PLC, with annual yields ranging between 4.20% and 4.25%, with a nominal value of US$ 4,957,701 and due from 3 to 27 days, for December 2005 (annual yields ranging between 3.02% and 3.2%, with a nominal value of US$ 4,610,176 and due from 1 to 29 days, for June 2005).	**10,632,286**	**10,632,286**[22]	9,886,984	9,886,984[22]
Bank of America, N.T., with annual yield of 3.44%, nominal value of US$ 2,320,174 and due at 2 days for December 2005 (annual yield of 2.42%, with a nominal value of US$ 2,842,194 and due in 1 day, for June 2005).	**4,975,846**	**4,975,846**[22]	6,095,370	6,095,370[22]
Construction Funding Corporation (CFC), with annual yield of 14.98%, with a nominal value of Bs. 4,741 million and due in 304 days, for June 2005).	**-0-**	**-0-**	4,741,488	4,741,488[22]
	15,608,132	**15,608,132**	20,723,842	20,723,842
Other obligations issued by foreign financial institutions-[21]				
Morgan Stanley Dean Witter & Co., with annual yield of 6.1%, with a nominal value of US$ 200,000 and due in 289 days, for June 2005.	**-0-**	**-0-**	441,316	459,588[23]
Lehman Brothers Holdings Inc., with annual yield of 6.625%, with a nominal value of US$ 150,000 and due in 220 days, for June 2005.	**-0-**	**-0-**	329,639	341,635[23]
American International Group Inc., with annual yield of 2.85%, with a nominal value of US$ 127,000 and due in 154 days, for June 2005.	**-0-**	**-0-**	273,049	274,489[23]
	-0-	**-0-**	1,044,004	1,075,712

[20] The fair value is equivalent to the current value of discounted future flows.
[21] It corresponds to Customer-directed trusts.
[22] The fair value corresponds to nominal value.
[23] The fair value corresponds to the quotation value in foreign stock exchanges.

	31-12-05		30-06-2005	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
Obligations issued by foreign public nonfinancial entities-[24]				
Federal Home Loan Bank, with annual yield of 3.95%, nominal value of US$ 1,056,000 and due in 34 days, for December 2005 (annual yield of 2.81%, nominal value of US$ 1,041,000 and due in 33 days, for June 2005).	**2,256,329**	**2,256,545**[25]	2,226,816	2,217,121[25]
Obligations issued by foreign private nonfinancial companies-[25]				
WalMart Stores Inc., with annual yield of 8%, with a nominal value of US$ 144,000 and due in 258 and 442 days for December and June 2005, respectively.	**319,889**	**315,073**[25]	327,781	342,021[25]
Costco Wholesale Corporation, with annual yield of 5.50%, nominal value of US$ 117,000 and due in 439 and 623 days for December and June 2005, respectively.	**257,911**	**252,391**[25]	260,843	263,966[25]
International Business Machs Corp, with annual yield of 6.45%, nominal value of US$ 112,000 and due in 578 and 762 days for December and June 2005, respectively.	**252,006**	**246,652**[25]	255,766	259,771[25]
	829,806	**814,116**	844,390	865,758
Obligations issued by domestic private nonfinancial companies-				
C.A. Electricidad de Caracas S.A.C.A., with annual yields ranging between 14.71% and 15.09%, with a nominal value of Bs. 5,000 million and due from 73 to 85 days, for June 2005.	**-0-**	**-0-**	5,000,000	5,000,000[26]
Mercantil Servicios Financieros, C.A. with annual yields ranging between 12.24% and 13.51%, with a nominal value of Bs. 15,500 million, and due from 142 to 691 days, for December 2005 (with annual yields ranging between 13.78% and 15.12%, with a nominal value of Bs. 14,000 million, and due from 163 to 875 days, for June 2005).	**15,500,000**	**15,500,000**[27]	14,000,000	14,000,000[26]
Citibank Mercado de Capitales, C.A. (CITIMERCA) Casa de Bolsa, with annual yield of 14.63%, with a nominal value of Bs. 3,000 million, due in 110 days, for June 2005.	**-0-**	**-0-**	3,000,000	3,000,000[26]
	15,500,000	**15,500,000**	22,000,000	22,000,000
Corporate Commercial Papers issued by domestic private nonfinancial companies-				
Procesadora Venezolana de Cereales, S.A. (PROVENCESA), with annual yields ranging between 10.25% and 11.75%, nominal value of Bs. 25,208 million and due from 12 to 114 days, for December 2005 (annual yields ranging between 11.75% and 12.75%, nominal value of Bs. 21,198 million and due from 53 to 102 days, for June 2005).	**24,748,808**	**24,748,808**[26]	20,572,154	20,572,154[26]
Manufacturas de Papel, S.A.C.A. (MANPA), with annual yield of 11.50%, with a nominal value of Bs. 2,500 million and due in 47 days, for December 2005 (annual yield of 11%, with a nominal value of Bs. 2,500 million and due in 111 days, for June 2005).	**2,463,851**	**2,463,851**[26]	2,418,207	2,418,207[26]

[24] It corresponds to Customer-directed trusts.
[25] The fair value corresponds to the quotation value in foreign stock exchanges.
[26] The fair value is equivalent to amortized or acquisition cost, as applicable.

	31-12-05		30-06-2005	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
Mercantil Servicios Financieros, C.A., with annual yields ranging between 10.50% and 13%, value of Bs. 8,987 million and due from 12 to 164 days, for December 2005 (annual yields ranging between 12% and 13%, nominal value of Bs. 8,459 million and due from 15 to 200 days, for June 2005).	**8,707,146**	**8,707,146**[27]	8,210,775	8,210,775[27]
Farmatodo, C.A., with annual yield of 13.25%, with a nominal value of Bs. 214 million and due in 14 days for June 2005.	**-0-**	**-0-**	212,998	212,998[27]
C.A. Nacional Teléfonos de Venezuela (CANTV), with annual yield of 12.50%, with a nominal value of Bs. 10,000 million and due in 14 days, for June 2005.	**-0-**	**-0-**	9,954,278	9,954,278[27]
	35,919,805	**35,919,805**	41,368,412	41,368,412
Time deposits in domestic financial institutions-				
Banco Exterior, C.A. Banco Universal, with annual yield of 10%, with a nominal value of Bs. 22,878 million and due from 4 to 79 days, for December 2005 (annual yields ranging between 9% and 10.5%, with a nominal value of Bs. 7,323 million and due from 6 to 62 days, for June 2005).	**22,877,839**	**22,877,839**[28]	7,322,804	7,322,804[28]
Banco del Caribe, C.A. Banco Universal, with annual yield of 10%, with a nominal value of Bs. 11,634 million and due from 10 to 86 days, for December 2005 (annual yields ranging between 8% and 10%, with a nominal value of Bs. 8,598 million and due from 1 to 76 days, for June 2005).	**11,634,194**	**11,634,194**[28]	8,597,605	8,597,605[28]
Banco Provincial, C.A. Banco Universal, with annual yield of 10%, with a nominal value of Bs. 28,068 million and due from 2 to 48 days, for December 2005 (annual yields ranging between 9% and 10%, with a nominal value of Bs. 6,140 million and due from 4 to 43 days, for June 2005).	**28,068,893**	**28,068,893**[28]	6,140,112	6,140,112[28]
Corp Banca, C.A. Banco Universal, with annual yield of 10%, with a nominal value of Bs. 3,882 million and due in 16 and 19 days, for December 2005 (annual yield of 10%, with a nominal value of Bs. 2,173 million and due in 26 days, for June 2005).	**3,881,790**	**3,881,790**[28]	2,172,817	2,172,817[28]
Banco de Venezuela, S.A. Banco Universal, with annual yield of 10%, with a nominal value of Bs. 25,479 million and due from 3 to 76 days, for December 2005 (annual yields ranging between 8% and 10%, with a nominal value of Bs. 6,775 million and due from 19 to 35 days, for June 2005).	**25,478,988**	**25,478,988**[28]	6,774,542	6,774,542[28]
Banco Mercantil, S.A. Banco Universal, with annual yields ranging between 10% and 10.06%, nominal value of Bs. 8,376 million and due from 2 to 67 days, for December 2005 (annual yields ranging between 9.50% and 10%, nominal value of Bs. 7,967 million and due from 11 to 89 days, for June 2005).	**8,375,533**	**8,375,533**[28]	7,967,494	7,967,494[28]
Banco Plaza, S.A. with annual yield of 13.50%, nominal value of Bs. 2,012 million and due from 46 to 51 days, for December 2005.	**2,012,375**	**2,012,375**[28]	-0-	-0-
	102,329,612	**102,229,612**	38,975,374	38,975,374
	222,705,886	**222,936,314**	174,841,516	174,450,223

[27] The fair value is equivalent to amortized or acquisition cost, as applicable.

[28] The fair value corresponds to nominal value.

Maturities for investment securities are as follows:

	31-12-05		30-06-05	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
	(In thousands of bolivars)			
Due in six months or less	**204,692,375**	**204,843,149**	145,222,116	145,255,177
Due from six months to one year	**6,514,900**	**6,514,900**	19,594,679	19,621,977
Due from one to five years	**11,498,611**	**11,578,265**	10,024,721	9,573,069
	222,705,886	**222,936,314**	174,841,516	174,450,223

As of December 31, 2005, investment securities are 46% mainly concentrated on time deposits in domestic financial institutions, 23% concentrated on investment securities issued and/or guaranteed by the Government and 23% concentrated on commercial papers and obligations issued by domestic private nonfinancial companies. As of June 30, 2005, investment securities are 36% mainly concentrated on commercial papers and obligations issued by domestic private nonfinancial companies, 27% concentrated on investment securities issued and/or guaranteed by the Government and 22% concentrated on time deposits in domestic financial institutions.

Trust loan portfolio-

The trust loan portfolio is mainly composed of loans granted to beneficiaries, which, as of December 31 and June 30, 2005, amounts to Bs. 267,888 million and Bs. 212,898 million, respectively.

As of December 31 and June 30, 2005, loans to beneficiaries are classified as normal risk according to parameters provided by Resolution N° 009-1197 on "Standards related to the Classification of the Loan Portfolio Risk and Calculation of its Provisions", considering for those social interest trusts the particular conditions set forth therefor.

Loans receivable from beneficiaries are classified by type of guarantee as follows:

	31-12-05	30-06-05
	In thousands of bolivars	
Mortgage guarantee	**32,524,361**	31,764,749
Chattel guarantee	**51,869,855**	21,333,854
Dominion reserve	**15,558,153**	10,590,889
Collateral and guarantees	**1,419,325**	1,759,085
Guarantees on monies	**166,516,261**	147,449,038
	267,887,955	212,897,615

The "Guarantees on monies" correspond to loans receivable from beneficiaries guaranteed on labor indemnities or monies held by trusters in savings and loan entities or funds managed by the trust.

The loans granted to beneficiaries are mainly destined to the construction, acquisition, improvement or repair of housing, acquisition of vehicles and transportation vehicles and other, such as school pensions or medical services.
Loans to beneficiaries are classified by maturity as follows:

	31-12-05	30-06-05
	In thousands of bolivars	
Due in 6 months or less	**5,689,039**	2,345,729
Due from 6 to 12 months	**5,156,913**	1,349,178
Due from 12 to 24 months	**9,409,256**	3,387,061
Due over 24 months	**56,916,081**	58,366,609
Undefined maturity	**190,716,666**	147,449,038
	267,887,955	212,897,615

As of December 31 and June 30, 2005, the loans to beneficiaries classified as Undefined maturity mainly correspond to loans receivable from beneficiaries guaranteed with their labor indemnities or on their monies maintained in savings funds or savings and loan entities without a defined payment date or capital amortization, as provided by the trust contracts. However, the total payment of such loans will be effective as the beneficiary terminates its labor or contractual relationship with the truster.

As of December 31 and June 30, 2005, the loans to beneficiaries are mainly composed of loans guaranteed with labor indemnities granted to trusters and loans granted with funds of customer-directed trusts, which have been created by trusters for the purpose of granting borrowing programs for the acquisition, improvement or repair of housing to its employees (trust beneficiaries), which are guaranteed through real estate mortgages. Trust contracts release the Bank from loan risk losses.

Under Article N° 51 of the Decree-Law of the General Law of Banks and Other Financial Institutions the total amount of the trusted funds will not exceed 5 times the stockholders' equity of the trust institution. As of December 31 and June 30, 2005, the total of trusted funds does not exceed such equity ratio upon exclusion of the guarantee trust mentioned below.

On December 14, 2001, the Bank requested to the SUDEBAN the authorization to exclude the guarantee trust from the calculation basis to determine the number of times that the value of the trusted funds exceeds the stockholders' equity, which amounted to Bs. 2,254,881 million for both six-month periods, as it does not represent any loss risk for the Bank. On December 31, 2001, the SUDEBAN through official document No. SBIF-GI5-10040 denied such request as it is not possible to give up the application of the legal standards through administrative proceedings

On March 20, 2002, Venezolano de Crédito, S.A. Banco Universal exerted a contentious administrative appeal to nullify with a request of an innominate cautionary measure against official document N° SBIF-GI5-10040 dated December 31, 2001, issued by the SUDEBAN. On May 2, 2002, the First Court in Contentious Administrative matters granted the innominate cautionary measure requested and, accordingly, it was ordered to the SUDEBAN the abstention of requesting the inclusion of the guarantee trust contracted by the Bank in the calculation of the Trusted Funds against the stockholders' equity ratio referred to in Article No. 51 of the Decree of the General Law of Banks and Other Financial Institutions, while the lawsuit of nullification lasts. On April 14, 2005, the SUDEBAN requested the appeal to the Court, which took place on April 26, 2005. To date, the case is in sentence stage.

c. Commissions and other trusts-

On July 3, 2003, the Bank was designated as Commission Agent of a Multilateral Entity. The commission contract sets forth that the principal has delivered 96,807,201 shares of a company (the borrower), with a nominal value of Bs. 1,000 each in order that the Bank maintain these in custody on behalf of the multilateral entity for the purpose of guaranteeing a borrowing granted to the borrower.

NOTE 17.- Fair value of financial instruments:

The accounting standards of the SUDEBAN require the disclosure of information on the fair value of those financial instruments for which it is common to estimate such value. The fair values included herein do not necessarily show the amounts for which the Bank might negotiate its financial instruments in the market.

As of December 31 and June 30, 2005, the Bank applied the following methods and assumptions to estimate the fair value of those financial instruments for which it is practical to calculate such value:

a. Cash and due from banks: The book value for these short-term instruments is equivalent to the fair value.

b. Investment securities, including investments in shares of unconsolidated subsidiaries:
   - Investment securities listed on the stock exchange: the market price effective at the end of the six-month period is considered as fair value.
   - Shares in subsidiaries: fair value is considered as equity value in accordance with the subsidiary's financial statements.
   - Deposits in banks and other financial institutions: the nominal value of these short-term instruments is similar to fair value.
   - Debt securities not listed on the stock exchange: the fair value of investment securities issued by Banco Central de Venezuela is equivalent to nominal value since they are short-term investments, while in medium-term obligations the fair value is similar to book value since such investments adjust their interest rates on a monthly basis.

c. Loan portfolio: the productive loan portfolio of the Bank (current and restructured loans) is mainly composed of short-term credits. The Bank modifies the amount of their loans on a monthly basis, according to the market rates. Accordingly, the book value of the productive loan portfolio (except for the general provision) is equivalent to its fair value. The net book value of the nonproductive loan portfolio (past due and in-litigation loans), totally or partially provisioned or non-interest bearing, is equivalent to its fair value.

d. Customers' deposits: The fair values shown for demand deposits are equivalent to the amount payable on demand at year-end, in other words, their book value.

e. Other financial intermediation obligations and other borrowings: Loans received from financial institutions approximate their fair values.

The book and fair values estimated for the financial instruments of the Bank and its Branch are as follows:

	31-12-05		30-06-05	
	Book value	**Fair value**	Book value	Fair value
		(In thousands of bolivars)		
ASSETS:				
Cash and due from banks	**268,563,192**	**268,563,192**	431,887,017	431,887,017
Investment securities	**656,555,630**	**656,537,948**	648,674,945	648,676,764
Loan portfolio	**718,816,964**	**727,414,570**	758,569,137	766,982,532
Interests and commissions receivable	**11,465,473**	**11,465,473**	11,357,251	11,357,251
Investments in subsidiaries, affiliates and branches	**5,629,211**	**5,657,512**	5,623,943	5,652,244
	1,661,030,470	**1,669,638,695**	1,856,112,293	1,864,555,808
LIABILITIES:				
Customers' deposits	**1,410,946,922**	**1,410,946,922**	1,308,890,551	1,308,890,551
Other borrowings	**41,643,937**	**41,643,937**	235,011,206	235,011,206
Other financial intermediation obligations	**4,987,600**	**4,987,600**	2,850,914	2,850,914
Interests and commissions payable	**1,123,808**	**1,123,808**	924,208	924,208
	1,458,702,267	**1,458,702,267**	1,547,676,879	1,547,676,879
MEMORANDUM ACCOUNTS:				
Contingent debit accounts	**276,390,705**	**276,390,705**	287,704,171	287,704,171
Trust assets	**2,779,697,013**	**2,779,927,442**	2,700,623,798	2,700,232,505
Other trusts	**96,807,201**	**96,807,201**	96,807,201	96,807,201
Other debit memorandum accounts	**2,506,871,574**	**2,506,871,574**	2,266,793,315	2,266,793,315
	5,659,766,493	**5,659,996,922**	5,351,928,485	5,351,537,192

NOTE 18.- Maturity of assets and liabilities:

Maturities of financial assets and liabilities shown in the balance sheets are as follows:

As of December 31, 2005:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(In thousands of bolivars)			
ASSETS:						
Cash and due from banks	268,563,192	-0-	-0-	-0-	-0-	268,563,192
Investment securities						
Placements with BCV and interbank transactions	513,271,963	-0-	-0-	-0-	-0-	513,271,963
Available-for-sale investment securities	2,338,201	-0-	-0-	-0-	-0-	2,338,201
Held-to-maturity investment securities	131,084,992	3,500,000	2,300,000	-0-	1,069,425	137,954,417
Restricted cash investment securities	2,991,049	-0-	-0-	-0-	-0-	2,991,049
Loan portfolio, net	544,518,448	55,930,854	583,327	13,040,642	104,743,693	718,816,964
Interests and commissions receivable	11,465,473	-0-	-0-	-0-	-0-	11,465,473
Investments in subsidiaries	-0-	-0-	-0-	-0-	5,629,211	5,629,211
	1,474,233,318	59,430,854	2,883,327	13,040,642	111,442,329	1,661,030,470
LIABILITIES:						
Customers' deposits	1,410,867,922	79,000	-0-	-0-	-0-	1,410,946,922
Other borrowings	40,951,950	-0-	-0-	-0-	691,987	41,643,937
Other financial intermediation obligations	4,987,600	-0-	-0-	-0-	-0-	4,987,600
Interests and commissions payable	1,123,808	-0-	-0-	-0-	-0-	1,123,808
	1,457,931,280	79,000	-0-	-0-	691,987	1,458,702,267

As of June 30, 2005:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(In thousands of bolivars)			
ASSETS:						
Cash and due from banks	431,887,017	-0-	-0-	-0-	-0-	431,887,017
Investment securities						
Placements with BCV and interbank transactions	401,109,265	-0-	-0-	-0-	-0-	401,109,265
Available-for-sale investment securities	29,201,329	-0-	-0-	-0-	-0-	29,201,329
Held-to-maturity investment securities	171,352,917	4,130,000	3,500,000	2,300,000	1,069,262	182,352,179
Restricted cash investment securities	36,012,172	-0-	-0-	-0-	-0-	36,012,172
Loan portfolio, net	624,823,237	44,569,785	3,741,160	11,625,950	73,809,005	758,569,137
Interests and commissions receivable	11,357,251	-0-	-0-	-0-	-0-	11,357,251
Investments in subsidiaries	-0-	-0-	-0-	-0-	5,623,943	5,623,943
	1,705,743,188	48,699,785	7,241,160	13,925,950	80,502,210	1,856,112,293
LIABILITIES:						
Customers' deposits	1,308,890,551	-0-	-0-	-0-	-0-	1,308,890,551
Other borrowings	227,774,752	-0-	6,524,116	-0-	712,338	235,011,206
Other financial intermediation obligations	2,850,914	-0-	-0-	-0-	-0-	2,850,914
Interests and commissions payable	924,208	-0-	-0-	-0-	-0-	924,208
	1,540,440,425	-0-	6,524,116	-0-	712,338	1,547,676,879

NOTE 19.- Tax regime:

a. Book to tax reconciliation-

The Bank's fiscal year ends December 31. The Bank presents its income tax returns on an annual basis and estimates the income tax expense on a semiannual basis at the end of each accounting period.

The provisions for income taxes are calculated on the basis of an income that differs from book income due to nontaxable or deductible items, which are permanent or temporary. The book to tax reconciliation determined on book income, and the income tax expense calculated on taxable income are shown as follows:

	Six-month period ended 31-12-05	Six-month period ended 30-06-05
	(In thousands of bolivars)	
Income tax expense determined on the book income	**16,292,377**	17,346,617
Differences between book and tax expense, net for:		
Tax readjustment for inflation	**(2,645,160)**	(8,285,901)
Income from public securities	**(202,737)**	(159,190)
Income from equity and dividends	**(65,441)**	(145,234)
Accrual for retirements and other	**666,293**	323,071
Expenses related to exempted income	**151,929**	10,706
Income from reversals of provision	**-0-**	(136,224)
Valuation allowance of assets net of write-offs	**(24,598)**	69,409
Other	**30,666**	(36,251)
	(2,089,048)	(8,359,614)
Income tax caused	**14,203,329**	8,987,003

b. Tax adjustment for inflation-

The regular adjustment for inflation represents the higher (or lower) value of the stockholder's equity resulting from recognizing the effects of inflation over nonmonetary assets and liabilities through the application of the Consumer Price Index (CPI) issued by the BCV on the basis of the procedures provided by the Venezuelan tax law. The tax adjustment for inflation estimated through this method is considered as taxable income or loss deductible in the calculation of the income tax expense.

c. Loss carryforwards-

The Venezuelan Income Tax Law authorizes the carryforward of operating losses not offset for up to three years subsequent to the period in which they were incurred and the carryforward of tax losses not offset from tax inflation adjustment for up to one subsequent year. As of December 31 and June 30, 2005, the Bank has not incurred any tax loss carryforwards.

NOTE 20.- Retirement pension plan:

The Bank has a noncontributory pension plan. The plan's benefits payable are based upon the years of service and the employee's last salary. The obligation under this plan is calculated on the basis of actuarial surveys made on an annual basis. The pension plan administration is the responsibility of the Bank's Management.

The reconciliation of the financial position of the pension plan is as follows:

	31-12-05	30-06-05
	(In thousands of bolivars)	
Obligation from projected benefits	**(12,836,027)**	(11,342,203)
Net assets of the Plan	**-0-**	-0-
Net financial position of the plan	**(12,836,027)**	(11,342,203)
Unrecognized beginning obligation	**1,214,024**	1,247,878
Unrecognized projected net loss	**4,485,356**	4,057,252
Liability for pension plan	**(7,136,647)**	(6,037,073)

During the six-month periods ended December 31 and June 30, 2005, the Bank recorded approximately Bs. 1,092 million and Bs. 1,114 million, respectively, for accrual for the retirement plan. As of December 31 and June 30, 2005, the accrual for the retirement plan amounts to approximately Bs. 7,048 million and Bs. 5,989 million, respectively.

The unrecognized actuarial net losses incurred as of December 31 and June 30, 2005, of Bs. 4,485 million and Bs. 4,057 million, respectively, correspond to differences between the actuarial premises applied and the current values, resulting from differences in the salary increases, higher or lower rotation and mortality occurred and adjustments to actuarial premises, among others. These net losses are amortized generally over the remaining average years necessary for retirement of the active group.

Premises used by independent actuaries to calculate the obligation for projected benefits, the costs for services and interests, according to the last actuarial report at December 2004, are as follows:

	Actual rates	Nominal rates
Discount rate	5%	13%
Salary increase	1%	9%

The periodical cost of the pension plan for both six-month periods is composed as follows:

	In thousands of bolivars
Cost for service	**370,710**
Interest cost	**629,986**
	1,000,696
Foreseen return on assets	**-0-**
Amortization-	
Unrecognized beginning obligation	**33,855**
Unrecognized net loss	**65,844**
	99,699
	1,100,395

Independent actuaries made an actuarial calculation of the projected obligation of the retirement pension plan under the premise that the initial application date is June 30, 2000, in order to determine the unrecognized beginning obligation, which will be amortized by the Bank from July 1, 2000, over the remaining average years necessary for retirement of the active group of employees.

For the six-month periods ended December 31 and June 30, 2005, the payments made for the pension plan were Bs. 34 million and Bs. 33 million, respectively.

NOTE 21.- Contingencies and commitments:

As of December 31 and June 30, 2005, the most significant contingencies and claims are as follows:

a. Tax contingencies-

The Bank has been issued certain tax assessments, the status of which is summarized below:

- The Bank has interposed Tax Contentious Appeals against Culminating Resolutions of administrative summary issued by the Tax Administration (SENIAT), confirming assessments for Bs. 7,894 million, Bs. 2,561 million and Bs. 1,712 million related to income taxes and corporate assets tax for years 1997, 1998 and 1999. Presently, the first of these assessments is waiting for sentence and the second and third assessments are in proofing stage.

- The Bank has interposed a Tax Contentious Appeal against the Culminating Resolution of administrative summary issued by the Tax Administration (SENIAT), confirming assessments for Bs. 9,864 million related to income taxes for years 2000 and 2001 and imposing penalties for Bs. 10,357 million. Presently, this case is in notification stage.

- The Bank has been issued an assessment for Bs. 746 million related to corporate assets tax for years 1999, 2000 and 2001, which is waiting for the issuance of the Culminating Resolution of administrative summary by the Tax Administration (SENIAT), after having filed the corresponding writ of acquittance against such assessment

- The Bank has been issued tax assessments for Bs. 5,415 million, corresponding to obligations related to its role as withholding agent on current account debits maintained in financial institutions. This case is presently waiting for sentence.

In the opinion of the external legal advisors and the Bank's Management, the possibilities of a favorable outcome for the Bank in connection with these assessments are high; therefore, it estimates that the provisions maintained therefor as of December 31 and June 30, 2005, sufficiently cover the liabilities that might arise from the assessments referred to above.

b. Other-

- Some claims have been filed against the Bank by certain companies of the fishing industry regarding guarantee operations to two shipping companies (Cases: Nissos Amorgos and Plate Princess). These are totally covered with guarantees established on behalf of the Bank by foreign financial institutions with which the shipping companies manage their operations to date. Part of these claims has been rejected or the claimers have desisted their actions against the Bank before the Supreme Court of Justice; the others are waiting for the final decision by the Court.

  On May 5, 2004, the Eighth High Court in Civil and Mercantile Banking Matters with National Competence and located in the City of Caracas declared as out of law the appeal filed by the legal counsels of the labor union "Sindicato Único de Pescadores de Puerto Miranda" on the case Plate Princess, by ratifying in all and every of its parts the sentence issued in the favor of the Bank on December 14, 1999, by the Ninth Court of Banking Competence of the Judicial Circumscription of the Metropolitan Area of Caracas and leaving without juridical effect and validity the guarantee granted by the Bank. The appealer exerted the Abrogation Appeal against such decision and it was admitted by the Civil Abrogation Court of the Supreme Court of Justice. It is presently in sentence stage.

- There is a claim for damages and prejudices amounting to Bs. 6,911 million issued against the Bank by Oswaldo Gibelli y Asociados, C.A. There is a sentence in first instance favorable for the Bank issued on March 26, 2001, by the Seventh Court of First Instance in Civil, Mercantile and Banking matters with National Competence and located in the City of Caracas. This decision was appealed by the plaintiff. Later, on June 2, 2005, the Eighth High Court in Civil and Mercantile Banking matters with National Competence and located in the City of Caracas issued again sentence in favor of the Bank, by declaring out of law the claim issued by Oswaldo Gibelli y Asociados, C.A. and confirming the decision appealed. An abrogation appeal was announced and formalized against this sentence. It was managed to date before the Civil Abrogation Court of the Supreme Court of Justice where this lawsuit is presently in sentence stage.

- As a result of the National Civic Strike that began on December 2, 2002, the SUDEBAN issued certain administrative proceedings against various financial entities for the presumed suspension of commercial services to users in some agencies, without the previous notice to such regulator entity, and the presumed partial reduction of the standard service business hours during various days of January 2003. In connection therewith, the Bank filed its defense arguments for the claims filed against it

On May 11 and 27, 2004 the SUDEBAN notified the Bank that the 45-day period set forth to decide on the 9 sanctioning administrative proceedings filed for the presumed suspension of commercial services would begin. On July 7, 2004, the Bank requested the accrual of all the sanctioning administrative proceedings referred to above. To date, the Bank is waiting for the resolution of this case.

The maximum contingency related to these administrative proceedings corresponds to penalties from 0.5% to 1% of the Bank's paid-in capital stock.

According to the Bank's management, based upon the analysis of every case and the external legal advisors' opinion, the Bank's provisions as of December 31 and June 30, 2005, cover sufficiently the liabilities that might arise as a result of the claims referred to above.

NOTE 22.- Balances and transactions with related parties:

Venezolano de Crédito, S.A. Banco Universal and its foreign branch are members of Grupo Venezolano de Crédito and Grupo Vencred. Because of the nature of their business, the Bank and its Branch have made transactions and maintain balances with companies of the Group and their effects are included in their financial statements. The terms of some of these transactions might differ from those that might result from transactions with unrelated parties

The most significant transactions carried out by the Bank with stockholders and related parties are mainly represented by investments and borrowings, the effects of which are presented as follows:

	31-12-05	30-06-05
	(In thousands of bolivars)	
Other operating income:		
Commissions from services-		
Transferencia Electrónica de Beneficios, C.A.	**352,800**	-0-
Participaciones Vencred, S.A.	**5,400**	5,400
	358,200	5,400
Income from equity participation:		
Participaciones Vencred, S.A.	**5,269**	12,558

	31-12-05	30-06-05
	(In thousands of bolivars)	
Miscellaneous operating income:		
Servicios de Transferencia Electrónica de Beneficios, C.A.	**176,400**	-0-
	539,869	17,958
Financial expenses:		
Expenses for deposits in interest-bearing current accounts-		
Vencred, S.A.	**2,607**	2,491
Venezolana de Bienes, S.A.	**2,307**	3,174
Inversiones Bonorum, C.A.	**1,197**	2,342
Other	**949**	2,771
	7,060	10,778
Expenses for savings deposits-		
Servicios de Actualización Total Automática, S.A.	**5,772**	2,432
Expenses for time deposits-		
Vencred, S.A.	**7,500**	6,250
Expenses for other borrowings-		
Participaciones Vencred, S.A.	**158,199**	130,962
Operating expenses-		
Vencred, S.A.	**73,050**	14,122
Transferencia Electrónica de Beneficios, C.A.	**25,020**	17,467
Venezolana de Bienes, S.A.	**14,122**	73,050
Other	**6**	-0-
	112,198	104,639
	290,729	255,061

As a result of these transactions and other less significant transactions, the following balances are included in various captions of the balance sheets:

	31-12-05	30-06-05
	(In thousands of bolivars)	
ASSETS		
Investments in subsidiaries and affiliates:		
Participaciones Vencred, S.A.	**5,657,512**	5,652,244
LIABILITIES		
Customers' deposits:		
Non-interest bearing current accounts-		
Transferencia Electrónica de Beneficios, C.A.	**8,543,961**	5,137,810
Servicios de Transferencia Electrónica de Beneficios, C.A.	**891,944**	-0-
Valores Vencred, S.A.	**206,798**	545,765
Vencred, S.A.	**22,122**	22,609
Other	**4,704**	19,901
	9,669,529	5,726,085

	31-12-05	30-06-05
	(In thousands of bolivars)	
Interest-bearing current accounts-		
Vencred, S.A.	**1,844,609**	11,727,233
Inversiones Bonorum, C.A.	**245,619**	192,060
Promociones Vencred, S.A.	**109,897**	47,404
Servicios Vencred, S.A.	**104,648**	26,872
Venezolana de Bienes, S.A.	**74,736**	823,603
Valores Vencred, S.A.	**382**	19,429
	2,379,891	12,836,601
Savings deposits-		
Servicios de Actualización Total Automática, S.A.	**205,719**	216,052
Other	**1,276**	5,753
	206,995	221,805
Time deposits-		
Vencred, S.A.	**-0-**	1,500,000
	12,256,415	20,284,491
Other borrowings-		
Participaciones Vencred, S.A.	**6,509,588**	6,514,142
	18,766,003	26,798,633

NOTE 23.- Foreign currency balances:

Foreign currency balances included in the balance sheets are detailed as follows:

	31-12-05		30-06-05	
	US$	Bs.	US$	Bs.
	(In thousands)			
ASSETS:				
Cash and due from banks	**5,950**	**12,760,352**	52,247	112,048,007
Investment securities	**64,268**	**137,829,129**	73,990	158,678,046
Loan portfolio	**2,335**	**5,007,020**	1,316	2,822,976
Interests and commissions receivable	**125**	**267,229**	101	216,605
Other assets	**143**	**306,498**	501	1,074,175
	72,821	**156,170,228**	128,155	274,839,809
LIABILITIES:				
Customers' deposits	**(55,690)**	**(119,432,031)**	(65,350)	(140,149,141)
Other borrowings	**(3,892)**	**(8,346,306)**	(4,181)	(8,966,909)
Other financial intermediation obligations	**(2,316)**	**(4,966,664)**	(1,324)	(2,840,476)
Interests and commissions payable	**(33)**	**(70,827)**	(27)	(57,696)
Accruals and other liabilities	**(232)**	**(497,993)**	(328)	(703,506)
	(62,163)	**(133,313,821)**	(71,210)	(152,717,728)
MEMORANDUM ACCOUNTS:				
Contingent debit accounts, net	**-0-**	**-0-**	195	417,558
Other debit memorandum accounts, net	**(258)**	**(554,139)**	(45,954)	(98,540,969)
	(258)	**(554,139)**	(45,759)	(98,123,411)

The amounts shown in dollars include minor amounts in other foreign currencies such as Euros, pound sterling, Canadian dollars, and Japanese yens, among others, presented at their corresponding value in dollars.

During the six-month period ended December 31, 2005, the Bank obtained exchange gains for approximately Bs. 552 million (Bs. 3,193 million as of June 30, 2005), and losses for approximately Bs. 57 million (Bs. 828 million as of June 30, 2005), which are presented in the statements of income in the "Other operating income" and "Other operating expenses" captions, respectively.

According to the General Law of Banks and Other Financial Institutions, universal banks should maintain their net position in foreign currency within limits provided by BCV through special resolutions. As of December 31 and June 30, 2005, the net foreign currency position allowed by BCV was Bs. 26,375 million (US$ 12 million) and Bs. 30,476 million (US$ 14 million), respectively, equivalent to 15% of the net stockholders' equity. The net foreign currency position maintained as of December 31 and June 30, 2005, calculated on the basis of the Bank's individual financial statements under parameters provided by that institution, amounts to approximately Bs. 22,302 million (US$ 10 million) and Bs. 23,569 million (US$ 11 million), respectively.

NOTE 24.- Exchange regime:

On January 21, 2003, through Decree No. 2278 published in Official Gazette No. 37614, the Venezuelan Government empowered the Ministry of Finance to agree upon with BCV certain measures to limit or restrict the free convertibility of the national currency and the transfer of funds from the country to abroad. On February 5, 2003, BCV issued the Exchange agreement N° 1 published in the Official Gazette No. 37625 that rules the foreign currency management regime that imposes restrictions to the free convertibility of currencies and the creation of CADIVI (Foreign Exchange Administration Commission), which is in charge of coordinating, administrating, controlling and establishing the requirements, procedures and restrictions required for the execution of this exchange agreement.

The official exchange rate from the effectiveness of the exchange regime would be Bs. 1,596 per US$ 1.00 for purchases. On February 6, 2004, BCV modified the exchange rate to Bs. 1,915.20 per US dollar for purchases and Bs. 1,920 per US dollar for sales. On March 2, 2005, the official exchange rates were readjusted to Bs. 2,144.60 for purchases and Bs. 2,150 for sales per US dollar.

On April 22, 2003, the Bank entered into the agreement related to the purchase and sale of foreign currencies with CADIVI, under which it may participate in the activities related to the management of the exchange regime through its main office and branches, agencies and offices designated by the Bank. Such agreement has a term of six months that may be automatically extended for the same term, except as the parties express otherwise.

On September 14, 2005, the Foreign Exchange Crimes Law was published in Regular Official Gazette Nº 38272, which sets forth the fact assumptions that can be considered as foreign exchange crimes and their related penalties. The most significant issues of this law are as follows:

- Exporters of goods or services are liable to declare to BCV, through an exchange operator, the characteristics and amounts of foreign currencies of each export transaction exceeding US$ 10,000 or its equivalent in other foreign currencies and make the sale of the corresponding foreign currencies to the issuer within a term not longer than 15 business days from the statement of the export. Those companies carrying out activities referred to in the Hydrocarbons Law are exempted from this obligation.

- Those purchasing, selling, offering, transferring, receiving, exporting or importing foreign currencies for amounts exceeding US$ 10,001.00 will be sanctioned with a penalty equivalent in bolivars to the double of the excess of the transaction and if this exceeds US$ 20,000 or its equivalent, will be sanctioned, additionally, with prison from two to six years.

- Penalties in case of foreign exchange crimes include the reimbursement of foreign currencies, fines and prison fixed on the basis of the nature of the crime and their aggravating events such as misleading, frauds, use of electronic means, use of foreign currencies for purposes other than those approved, reoffense or involvement of a public officer, among others.

NOTE 25.- Explanation added for translation into English:

The accompanying financial statements are presented on the basis of accounting practices of the Venezuelan Superintendence of Banks and Other Financial Institutions. Certain accounting principles applied by the Bank and its Branch in their financial statements for use in Venezuela may not conform with generally accepted accounting principles in other countries.

VENEZOLANO DE CRÉDITO, S.A.
BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

Supplemental Financial Statements
as of December 31 and June 30, 2005

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2005
(Stated in thousands of constant bolivars)

ASSETS	31-12-05	30-06-05
CASH AND DUE FROM BANKS:		
Cash	43.231.641	44.004.467
Banco Central de Venezuela	184.308.213	262.223.963
Due from domestic banks and other financial institutions	-	-
Due from foreign banks and correspondents	5.057.060	111.662.999
Due from main office and branches	-	-
Clearing house funds	35.966.278	39.580.474
(Allowance for cash and due from banks)	-	-
	268.563.192	457.471.903
INVESTMENT SECURITIES:		
Placements in Banco Central de Venezuela and interbank transactions	513.271.963	424.870.883
Trading investment securities	-	-
Available-for-sale investment securities	2.338.201	30.931.209
Held-to-maturity investment securities	137.954.417	193.154.679
Restricted cash investments	2.991.049	38.145.525
Other investment securities	-	-
(Allowance for investment securities)	-	-
	656.555.630	687.102.296
LOAN PORTFOLIO:		
Current loans	723.892.963	808.949.496
Restructured loans	3.667.254	4.042.282
Past-due loans	2.415.764	2.308.836
Loans in litigation	1.281.528	1.476.796
(Allowance for loan portfolio)	(12.440.545)	(13.270.817)
	718.816.964	803.506.593
INTERESTS AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	-	-
Accrued interest receivable from investment securities	2.229.408	3.126.097
Accrued interest receivable from loan portfolio	7.651.895	7.490.689
Commissions receivable	1.707.178	1.525.123
Accrued interest receivable from other accounts receivable	-	-
(Allowance for accrued interest receivable from loan portfolio and other)	(123.008)	(111.858)
	11.465.473	12.030.051
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES:		
Equity in other institutions	5.657.512	5.987.095
Investments in foreign branches or agencies	-	-
(Allowance for investments in foreign subsidiaries, affiliates, branches and agencies)	- (331.490)	- (331.490)
	5.326.022	5.655.605
FORECLOSED ASSETS	18.617.693	20.539.213
PREMISES AND EQUIPMENT	89.639.324	92.877.966
OTHER ASSETS	20.559.347	15.669.013
	1.789.543.645	2.094.852.640
MEMORANDUM ACCOUNTS:		
Contingent debit accounts	276.390.705	304.747.698
Trust assets	2.779.697.013	2.860.608.115
Other trusts	96.807.201	102.542.037
Other debit memorandum accounts	2.506.871.574	2.401.077.617
	5.659.766.493	5.668.975.467

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2005
(Stated in thousands of constant bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	31-12-05	30-06-05
CUSTOMERS' DEPOSITS:		
Deposits in current accounts		
Non-interest-bearing current accounts	490.092.353	579.638.126
Interest-bearing current accounts	416.285.648	370.323.182
	906.378.001	949.961.308
Other demand obligations	33.898.597	78.069.951
Money transaction table obligations	-	-
Savings deposits	212.819.988	165.025.600
Time deposits	181.768.456	110.271.101
Investment securities issued by the Bank	-	-
Restricted customers' deposits	76.081.880	83.100.959
	1.410.946.922	1.386.428.919
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS:		
Obligations with domestic financial institutions due in one year or less	28.476.365	26.911.040
Obligations with domestic financial institutions due over one year	-	-
Obligations with foreign financial institutions due in one year or less	12.429.015	214.357.034
Obligations with foreign financial institutions due over one year	-	6.814.937
Obligations resulting from other borrowings due in one year or less	-	-
Obligations resulting from other borrowings due over one year	738.557	850.203
	41.643.937	248.933.214
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	4.987.600	3.019.801
INTERESTS AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	1.027.923	888.101
Accrued expenses for obligations with Banco Central de Venezuela	-	-
Accrued expenses for deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	95.885	90.857
Accrued expenses for other financial intermediation obligations	-	-
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for subordinated obligations	-	-
	1.123.808	978.958
ACCRUALS AND OTHER LIABILITIES	79.232.321	165.574.958
Total liabilities	1.537.934.588	1.804.935.850
STOCKHOLDERS' EQUITY:		
Paid-in capital	50.400.000	50.400.000
Restatement of paid-in capital	408.723.315	408.723.315
Uncapitalized equity contributions	101.178.331	101.178.331
Capital reserves	361.374.056	358.836.795
Other equity accounts	-	-
Retained earnings	(670.830.419)	(629.551.619)
Unrealized gain on available-for-sale investment securities	763.774	329.968
Total stockholders' equity	251.609.057	289.916.790
	1.789.543.645	2.094.852.640
PER CONTRA MEMORANDUM ACCOUNTS	5.659.766.493	5.668.975.467

EXHIBIT II

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2005
(Stated in thousands of constant bolivars)

	31-12-05	30-06-05
FINANCIAL REVENUES:		
Cash and due from banks	**5.688**	5.959
Investment securities	**26.002.973**	25.570.982
Loan portfolio	**65.738.732**	67.817.342
Other accounts receivable	**1.161.105**	1.064.985
Investments in subsidiaries and affiliates	**-**	-
Main office, branches and agencies	**-**	-
Other	**2.588**	31.236
	92.911.086	94.490.504
FINANCIAL EXPENSES:		
Customers' deposits	**14.624.540**	11.989.455
Obligations with Banco Central de Venezuela	**-**	-
Obligations and Deposits with Banco Nacional de Ahorro y Préstamo	**-**	-
Other borrowings	**922.736**	859.123
Other financial intermediation obligations	**387.674**	36.620
Subordinated obligations	**-**	-
Obligations convertible into capital	**-**	-
Main office, branches and agencies	**-**	-
Other	**79.810**	7.868
Monetary loss	**8.365.871**	12.472.130
	24.380.631	25.365.196
Gross financial margin	**68.530.455**	69.125.308
INCOME FROM RECOVERY OF FINANCIAL ASSETS	**233.735**	12.480.637
EXPENSES FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	**-**	279.486
Creation of allowance and adjustments of cash and due from banks	**612**	-
	612	279.486
Net financial margin	**68.763.578**	81.326.459
OTHER OPERATING INCOME	**30.667.079**	28.672.272
OTHER OPERATING EXPENSES	**4.866.583**	5.664.206
Financial intermediation margin	**94.564.074**	104.334.525
LESS- OPERATING EXPENSES:		
Personnel	**29.366.305**	30.283.926
General and administrative expenses	**27.658.917**	27.477.199
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	**2.729.034**	3.033.685
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	**904.989**	888.031
	60.659.245	61.682.841
Gross operating margin	**33.904.829**	42.651.684
Income from foreclosed assets	**4.877.171**	2.600.600
Income from special programs	**-**	-
Miscellaneous operating income	**5.184.814**	3.189.839
Expenses for foreclosed assets	**(748.882)**	(1.635.706)
Expenses for depreciation, amortization and impaired miscellaneous assets	**(688.757)**	(688.757)
Miscellaneous operating expenses	**(2.513.524)**	(1.817.699)
	6.110.822	1.648.277
Net operating margin	**40.015.651**	44.299.961
EXTRAORDINARY INCOME	**143.554**	249.446
EXTRAORDINARY EXPENSES	**390.264**	436.382
Gross income before income taxes	**39.768.941**	44.113.025
INCOME TAXES	**14.396.334**	9.795.216
Net income	**25.372.607**	34.317.809
ALLOCATION OF INCOME, net:		
Legal reserve	**2.537.261**	3.431.781
Statutory earnings-		
Board of Directors	**3.158.897**	4.307.319
	3.158.897	4.307.319
Retained earnings-		
Restricted undistributed earnings	**1.824.324**	854.523
Available undistributed earnings	**17.852.125**	25.724.186
	19.676.449	26.578.709
	25.372.607	34.317.809

EXHIBIT III

.ANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
IENTAL STATEMENTS OF CHANGES IN THE STOCKHOLDERS' EQUITY
SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2005
thousands of constant bolivars)

					Retained earnings					
	Paid-in capital	Restatement of paid-in capital	Uncapitalized equity contributions	Capital reserves	Restricted undistributed earnings	Available undistributed earnings	Result from exposure to inflation	Total	Unrealized gain on available-for-sale investment securities	Total stockholders' equity
S, as of December 31, 2004	50.400.000	408.723.315	101.178.331	355.405.014	22.807.588	(104.683.740)	(542.260.049)	(624.136.201)	1.289.992	292.860.451
ome for the six-month period	-	-	-	-	-	34.317.809	-	34.317.809	-	34.317.809
r to legal reserve	-	-	-	3.431.781	-	(3.431.781)	-	(3.431.781)	-	-
ry earnings - Board of directors	-	-	-	-	-	(4.307.319)	-	(4.307.319)	-	(4.307.319)
ds declared- h	-	-	-	-	-	(31.994.127)	-	(31.994.127)	-	(31.994.127)
ealized loss on valuation of available-for-sale investment securities	-	-	-	-	-	-	-	-	(960.024)	(960.024)
the foreign branch's income for the six month period	-	-	-	-	854.523	(854.523)	-	-	-	-
S, as of June 30, 2005	50.400.000	408.723.315	101.178.331	358.836.795	23.662.111	(110.953.681)	(542.260.049)	(629.551.619)	329.968	289.916.790
ome for the six-month period	-	-	-	-	-	25.372.607	-	25.372.607	-	25.372.607
er to legal reserve	-	-	-	2.537.261	-	(2.537.261)	-	(2.537.261)	-	-
ry earnings - Board of directors	-	-	-	-	-	(3.158.897)	-	(3.158.897)	-	(3.158.897)
nds declared- h	-	-	-	-	-	(60.955.249)	-	(60.955.249)	-	(60.955.249)
realized gain on valuation of available-for-sale investment securities	-	-	-	-	-	-	-	-	433.806	433.806
t the foreign branch's income for the six month period	-	-	-	-	1.824.324	(1.824.324)	-	-	-	-
ES, as of December 31, 2005	50.400.000	408.723.315	101.178.331	361.374.056	25.486.435	(154.056.805)	(542.260.049)	(670.830.419)	763.774	251.609.057

EXHIBIT IV

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2005
(Stated in thousands of constant bolivars)

	31-12-05	30-06-05
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES:		
Net income for the six-month period	**25.372.607**	34.317.809
Adjustments to reconcile net income to cash		
from operating activities-		
Income from sale of foreclosed assets	**(4.481.554)**	-
Allowance for uncollectible and impaired financial assets	**612**	279.486
Depreciation and amortization	**6.628.236**	7.579.242
Equity for the six-month period	**329.583**	462.450
Net change in other assets	**(7.246.159)**	3.174.332
Net change in interests and commissions receivable	**547.172**	1.904.045
Net change in accruals and other liabilities	**(86.342.637)**	61.447.721
Net change in interests and commissions payable	**144.850**	(748.059)
Statutory earnings	**(3.158.897)**	(4.307.319)
Net cash (used in) from operating activities	**(68.206.187)**	104.109.707
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES:		
Net change in customers' deposits	**24.518.003**	(59.197.418)
Net change in other borrowings	**(207.289.277)**	158.181.362
Net change in other financial intermediation obligations	**1.967.799**	2.835.067
Cash dividends paid	**(60.955.249)**	(31.994.127)
Net cash (used in) from financing activities	**(241.758.724)**	69.824.884
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:		
Loans granted for the period	**(568.750.146)**	(640.775.292)
Loans collected for the period	**653.456.569**	658.083.848
Net change in placements in BCV and interbank transactions	**(88.401.080)**	(108.611.891)
Net change in available-for-sale investment securities	**29.026.814**	(5.943.258)
Net change in held-to-maturity investment securities	**55.200.262**	(17.257.133)
Net change in restricted cash investments	**35.154.476**	95.752.774
	5.992.364	
Additions to premises and equipment and foreclosed assets, net	**(623.059)**	(961.614)
Net cash from (used in) investing activities	**121.056.200**	(19.712.566)
Net (decrease) increase in cash and due from banks	**(188.908.711)**	154.222.025
CASH AND DUE FROM BANKS, at the beginning of the six-month period	**457.471.903**	303.249.878
CASH AND DUE FROM BANKS, at the end of the six-month period	**268.563.192**	457.471.903

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS
AS OF DECEMBER 31 AND JUNE 30, 2005

NOTE 1.- Supplemental information:

The inflation-adjusted financial statements, presented as supplemental information in Exhibits I to IV, have been prepared following the same accounting practices summarized in Note 2 to the basic financial statements, except that the adjusted financial statements include the effects of the inflation on the financial information. Therefore, they have a different presentation under accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions for historical financial statements presented as basic information.

NOTE 2.- Basis of presentation:

The financial statements adjusted for the effects of inflation have been prepared on the basis of the Bank's historical accounting records and have been stated in constant bolivars at December 31, 2005, based upon the general price-level method in order to reflect the purchasing power of the currency at the last year-end.

The purpose of the adjustment for inflation is to restate the accounting records from historical bolivars to constant currency of similar purchasing power, which eliminates the distortion produced by the inflation in the financial statements as a result of the inclusion of bolivars of different purchasing power. The resulting amounts do not purport to represent the fair market values, the replacement costs or any other measure of the current values of the Bank's assets or prices at which the transactions would be commonly made.

The financial statements of the prior six-month period (June 2005) have been restated in currency of the last year-end and their amounts differ from the amounts originally presented in currency of the corresponding six-month period. As a result, the amounts of both financial statements are comparable between them, and are also comparable to the amounts of the prior six-month period, since they are all expressed in currency of similar purchasing power.

The Bank adopted the general price-level method to restate its historical accounting records. This method consists of restating the accounting records through the application of the general consumer price index (CPI) for the metropolitan area of Caracas, which is monthly published by BCV, and estimates the constant prices of the economy. The indexes used for restating, with 1997 as the base year, were as follows:

	31-12-05	30-06-05
Year-end	**525.65**	496.25
Average index	**511.18**	477.61

The accumulated inflation rates for the six-month periods ended December 31 and June 30, 2005 were 5.92% and 7.96%, respectively.

A summary of the procedures applied to restate the financial statements for the effects of inflation, in accordance with the general price-level method, is as follows:

a. Monetary assets and liabilities, represented by cash and due from banks, investment securities, loan portfolio, interests and commissions receivable, certain items of other assets, customers' deposits, other borrowings, other financial intermediation obligations, interests and commissions payable and accruals and other liabilities, are presented with the same amounts shown in the historical accounting records since they state the monetary value of their components at the date of the balance sheet.

b. Nonmonetary assets and liabilities, represented by investments in subsidiaries, affiliates and branches, foreclosed assets, premises and equipment and certain items of other assets, are adjusted by applying the CPI, in accordance with the date in which they originated.

c. Paid-in capital stock, retained earnings and other equity accounts are restated from the date of contribution or origin, through the application of the CPI.

d. The profit and loss accounts (statements of income) are restated based on the average CPI for the year, except for costs and expenses related with nonmonetary assets that were restated according to the adjusted values of the related assets.

As a result of the restatements made under the general price-level method, a monetary loss arises, which is presented in the "Financial expenses" caption in the income for the period, and represents the loss resulting from a monetary denominated asset position during an inflationary period since a monetary liability can be paid with currency of lower purchasing power while the monetary asset reduces its actual value.

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid - in Capital

Bs. 50,400,000 - Reserves: Bs. 131,300,923

RIF: J-000029709 NIT:0000011550

Unofficial Convenience Translation

Balance at January 31, 2006 (In thousands of Bolivars)

Assets	Month Ended 01/31/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	289,260,032	289,840,814
Cash	41,875,481	41,976,906
Banco Central de Venezuela	190,194,311	190,194,311
Due from domestic banks and other financial Institutions	0	0
Due from foreign banks and correspondents	13,393,422	13,833,685
Due from main office and branches	0	0
Clearing House Funds	43,796,818	43,835,912
(Allowances for cash and due from banks)	0	0
Investments in Financial Instruments	560,992,918	697,268,553
Placements in Banco Centralde Venezuela and interbanking transactions	550,807,740	553,796,804
Trading Securities	0	0
Available - for - Sale Securities	3,255,178	3,255,178
Held - to - Maturity Securities	6,930,000	137,214,399
Restricted Cash Investments	0	3,002,172
Other securities	0	0
(Allowance for investments securities)	0	0
Loan Portfolio	703,197,157	703,199,457
Current Loans	708,048,478	708,048,478
Restructured Loans	3,591,727	3,591,727
Past - due Loans	2,745,160	2,751,058
Loans in Litigation	1,214,559	1,214,559
(Allowance for loan portfolio)	(12,402,767)	(12,406,365)
Interest and Commissions Receivable	9,615,007	9,887,128
Accrued interest receivable from cash and due from banks	0	0
Accrued interest Receivable for Investments securities	2,631,007	2,903,128
Accrued interest Receivable from Loan Portfolio	6,659,470	6,659,470
Commissions Receivable	481,282	481,282
Accrued interest and commissions receivable from Other Accounts Receivable	0	0
(Allowance for Accrued interest Receivable and other)	(156,752)	(156,752)
Investments in Subsidiaries, Affiliates and Branches	20,426,187	5,630,016
Investments in Subsidiaries and Affiliates	5,658,317	5,658,317
Investments in Branches	14,796,171	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Asstes	6,888,109	6,888,109
Premises and Equipments	28,081,408	28,081,408
Other Assets	20,916,353	21,325,195
Total Assets	**1,639,377,171**	**1,762,120,680**

Liabilities and Stockholder´s Equity	Month Ended 01/31/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers Deposit	1,289,499,267	1,409,989,195
Deposits in current accounts	831,550,715	907,888,906
Non-Interest Bearing Current Accounts	481,920,823	481,920,823
Interest Bearing Current Accounts	349,629,892	425,968,083
Other demand Obligations	43,978,756	44,002,745
Money transaction table obligation	0	0
Savings Deposits	216,397,713	216,397,713
Time Deposits	164,436,279	165,021,453
Securities Issued by the Bank	0	0
Restricted Customer´s Deposits	33,135,804	76,678,378
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Other Borrowings	66,671,839	68,866,507
Obligations with Domestic Financial Institutions due in one year or less	55,340,005	55,340,005
Obligations with Domestic Financial Institutions due over one year	0	0
Obligations with Foreign Financial Institutions due in one year or less	10,593,277	12,787,945
Obligations with Foreign Financial Institutions due over one year	0	0
Obligations resulting from other borrowings due in one year or less	0	0
Obligations resulting from other borrowings due over one year	738,557	738,557
Other Financial Intermediation Obligations	5,418,379	5,418,379
Interest and Commissions Payable	891,676	892,389
Accrued Expenses for Customer's Deposits	846,731	847,444
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Accrued Expenses for Other Borrowings	44,945	44,945
Accrued Expenses for Other Financial Intermediation Obligations	0	0
Accrued Expenses for Obligations Convertible into Capital	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	88,381,041	88,439,241
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Total Liabilities	**1,450,862,202**	**1,573,605,711**
Operations	6,814,046	6,814,046

Stockholder's Equity	Month Ended 01/31/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	50,400,000	50,400,000
Paid-in Capital	50,400,000	50,400,000
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	52,794,535	52,794,535
Adjustments to Stockholder's Equity	0	0
Retained Earnings	49,439,741	49,439,741
Unrealized Gain on available - for- sale securities	1,680,751	1,680,751
(Treasury Stok)	0	0
Total Stockholder´s Equity	**181,700,923**	**181,700,923**
Total Liabilities and Stockholder's Equity	**1,639,377,171**	**1,762,120,680**
Contingent Debit Accounts	275,765,291	275,765,291
Trust Assets	2,777,019,858	2,777,019,858
Other Trusts	96,807,201	96,807,201
Debtor Accounts for other trusts charges (Resid. Real State Mutual Fund)	0	0
Other Debtor Accounts of the Residential Real Estate Mutual Fund	0	0
Other Debit Memorandum Accounts	2,371,399,916	2,371,454,887
Other Debit Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	2,332,933	2,332,933
Accumulated Loans to Agricultural Sector	115,644,664	115,644,664
Deposits of Official Entities	4,006,202	4,006,202
Micro Credits	32,031,802	32,031,802
Current Loans Adapted to Resolution number 056.03	3,155,595	3,155,595
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Saving System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	905,021	6,214,421	0	0	0	7,119,442
Guarantee	0	2,279,429,141	0	0	0	2,279,429,141
Administration	1,729,757	488,025,359	170,019	67,790	478,350	490,471,275
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**2,634,778**	**2,773,668,921**	**170,019**	**67,790**	**478,350**	**2,777,019,858**

Statement of Published Earnings for the Period From

January 01, 2006 - January 31, 2006 (in thousands of Bolivars)

Unofficial Translation

	01 Month Ended 01/31/2006	
	Venezuela Operations	**Consolidated with Foreign Branches and Offices**
Financial Income	15,534,110	16,035,290
Cash and Due from Banks	351	618
Investments Securities	5,389,586	5,890,499
Loan Portfolio	9,925,135	9,925,135
Other Accounts Receivable	218,980	218,980
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	58	58
Financial Expenses	3,115,241	3,208,450
Customer's Deposit	2,974,575	3,067,782
Obligations with Banco Central de Venezuela	0	0
Depostis and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Other Borrowings	116,544	116,546
Other Fiancial Intermediation Obligations	11,201	11,201
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Main Office and Branches	0	0
Other	12,921	12,921
Gross Financial Margin	12,418,869	12,826,840
Income from Recovery of Financial Assets	582	1,018
Expenses for Uncollectible and Impaired Financial Assets	0	0
Uncollectible Loans and other Accounts Receivable	0	0
Expenses for Allowances and Adjustments	0	0
Net Financial Margin	12,419,451	12,827,858
Other Operating Income	5,165,142	4,829,781
Other Operating Expenses	699,507	720,411
Finacial Intermediation Margin	16,885,086	16,937,228
Less - Operating Expenses	9,311,347	9,360,582
Personnel	4,813,295	4,821,449
General and Admnisitrative Expenses	3,841,258	3,882,339
Contributions to Fondo de Garantia de Depósitos y Protección Bancaria	510,115	510,115
Constributions to Superintendencia de Bancos y Otras Instituciones Financeieras	146,679	146,679
Gross Operative Margin	7,573,739	7,576,646
Income from Foreclosed Assets	369,354	369,354
Income from Special Programs	0	0
Miscellaneous Operating Income	663,346	685,722
Expenses for foreclosed assets	55,765	55,765
Expenses for Depreciation, Amortization and Impaired Miscellaneous assets	276	276
Miscellaneous Operating Expenses	476,352	501,635
Net Operating Margin	8,074,046	8,074,046

Extraordinary Income	0	0
Extraordinary Expenses	60,000	60,000
Gross Income Before Income Taxes	8,014,046	8,014,046
Income Taxes	1,200,000	1,200,000
Net Income	**6,814,046**	**6,814,046**

Financial Ratios

1. Stockholder's Equity

1.1. (Stockholder's Equity + Operations) / Total Assets x 100 = 11,50

1.2. Non-Yielding Assets / (Stockholders's' Equity + Operations) x 100 = 190,29

2. Banking Solvency and Assets' Quality

2.1. Allowance for Investment Securities / Gross Loan Portfolio x 100 = 1,73

2.2. Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 0,55

3. Management

3.1. (Personnel Expenses + Operating Expenses) / Average Yielding Asset x 100 = 8,19

3.2. (Personnel Expenses + Operating Expenses) / Financial Income x 100 = 55,71

4. Profitability

4.1. Net Income / Average Asset x 100 = 5,05

4.2. Net Income / Average Stockholder's' Equity x 100 = 45,12

5. Liquidity

5.1. Current Assets / Deposits from the Public x 100 = 22,43

5.2. (Current Assets + Invetments in Negotiable Instruments) / Customer's Deposits x 100 = 65,94

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid - in Capital
Bs. 50,400,000 - Reserves: Bs. 131,300,923
RIF: J-000029709 NIT:0000011550

Unofficial Convenience Translation

Balance at February 28, 2006 (In thousands of Bolivars)

Assets	Month Ended 02/28/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	385,386,155	385,950,971
Cash	33,882,821	33,984,246
Banco Central de Venezuela	192,770,240	192,770,240
Due from Domestic Banks and other Financial Institutions	0	0
Due from Foreign Banks and Correspondents	89,061,876	89,508,908
Due from Main Office and Branches	0	0
Clearing House Funds	69,671,218	69,687,577
(Allowances for cash and due from banks)	0	0
Investments in Financial Instruments	445,429,041	584,789,488
Placements in Banco Central de Venezuela and interbanking transactions	434,954,484	446,100,907
Trading Securities	0	0
Available - for - Sale Securities	3,544,557	3,544,557
Held - to - Maturity Securities	6,930,000	132,131,769
Restricted Cash Investments	0	3,012,255
Other securities	0	0
(Allowance for investments securities)	0	0
Loan Portfolio	679,103,047	679,105,365
Current Loans	683,228,883	683,228,883
Restructured Loans	4,833,934	4,833,934
Past - due Loans	2,283,302	2,289,246
Loans in Litigation	1,192,301	1,192,301
(Allowance for loan portfolio)	(12,435,373)	(12,438,999)
Interest and Commissions Receivable	10,078,122	10,313,384
Accrued Interest Receivable from Cash and Due from Banks	0	0
Accrued Interest Receivable from Investments Securities	2,559,061	2,794,323
Accrued Interest Receivable from Loan Portfolio	6,985,701	6,985,701
Commissions Receivable	657,506	657,506
Accrued Interest and Commissions Receivable from Other Accounts Receivable	0	0
(Allowance for Accrued Interest Receivable and other)	(124,146)	(124,146)
Investments in Subsidiaries, Affiliates and Branches	20,343,539	5,193,051
Investments in Subsidiaries and Affiliates	5,221,352	5,221,352
Investments in Branches	15,150,488	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	6,851,358	6,851,358
Premises and Equipments	27,756,677	27,756,677
Other Assets	23,909,963	24,350,098
Total Assets	1,598,857,902	1,724,310,392

Liabilities	Month Ended 02/28/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers Deposit	1,193,855,623	1,316,746,513
Deposits in current accounts	765,392,362	842,720,636
Non-Interest Bearing Current Accounts	462,930,380	462,930,380
Interest Bearing Current Accounts	302,461,982	379,790,256
Other Demand Obligations	63,981,559	64,185,856
Money transaction table obligation	0	0
Savings Deposits	234,158,271	234,158,271
Time Deposits	98,294,675	98,953,403
Securities Issued by the Bank	0	0
Restricted Customer's Deposits	32,028,756	76,728,347
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Other Borrowings	119,614,092	122,122,083
Obligations with Domestic Financial Institutions due in one year or less	107,876,032	107,876,032
Obligations with Domestic Financial Institutions due over one year	0	0
Obligations with Foreign Financial Institutions due in one year or less	10,544,713	13,052,704
Obligations with Foreign Financial Institutions due over one year	0	0
Obligations resulting from other borrowings due in one year or less	0	0
Obligations resulting from other borrowings due over one year	1,193,347	1,193,347
Other Financial Intermediation Obligations	3,179,995	3,179,995
Interest and Commissions Payable	1,142,409	1,143,219
Accrued Expenses for Customer's Deposits	1,060,479	1,061,289
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Accrued Expenses for Other Borrowings	81,930	81,930
Accrued Expenses for Other Financial Intermediation Obligations	0	0
Accrued Expenses for Obligations Convertible into Capital	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	86,414,916	86,467,715
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Total Liabilities	1,404,207,035	1,529,659,525
Operations	12,660,565	12,660,565

Stockholder's Equity	Month Ended 02/28/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	50,400,000	50,400,000
Paid-in Capital	50,400,000	50,400,000
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	52,794,535	52,794,535
Adjustments to Stockholder's Equity	0	0
Retained Earnings	49,439,741	49,439,741
Unrealized Gain or Loss on available - for- sale securities	1,970,130	1,970,130
(Treasury Stock)	0	0
Total Stockholder's Equity	**181,990,302**	**181,990,302**
Total Liabilities and Stockholder's Equity	**1,598,857,902**	**1,724,310,392**
Contingent Debit Accounts	284,812,029	284,812,029
Trust Assets	2,782,223,179	2,782,223,179
Other Trusts	96,807,201	96,807,201
Debtor Accounts for other trusts charges (Resid. Real State Mutual Fund)	0	0
Other Debtor Accounts of the Residential Real Estate Mutual Fund	0	0
Other Debit Memorandum Accounts	2,543,248,580	2,543,258,513
Other Debit Registration Accounts	0	0
Transferred Investments	180,799,992	180,799,992
Loans to Agricultural Sector	1,768,786	1,768,786
Accumulated Loans to Agricultural Sector	114,697,650	114,697,650
Deposits of Official Entities	3,115,196	3,115,196
Micro Credits	32,839,711	32,839,711
Current Loans Adapted to Resolution number 056.03	3,154,013	3,154,013
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Saving System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	921,974	5,988,954	0	0	0	6,910,928
Guarantee	0	2,275,169,337	0	0	0	2,275,169,337
Administration	1,747,136	497,674,169	171,359	68,324	481,926	500,142,914
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**2,669,110**	**2,778,832,460**	**171,359**	**68,324**	**481,926**	**2,782,223,179**

Statement of Published Earnings for the Period From

January 01, 2006 - February 28, 2006 (in thousands of Bolivars)

Unofficial Convenience Translation

	Month Ended 02/28/2006	
	Venezuela Operations	**Consolidated with Foreign Branches and Offices**
Financial Income	29,043,779	30,029,937
Cash and Due from Banks	1,007	1,526
Investments Securities	10,280,471	11,266,110
Loan Portfolio	18,395,960	18,395,960
Other Accounts Receivable	364,583	364,583
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	1,758	1,758
Financial Expenses	5,807,401	5,991,167
Customer's Deposit	5,520,462	5,704,228
Obligations with Banco Central de Venezuela	0	0
Depostis and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Other Borrowings	244,731	244,731
Other Financial Intermediation Obligations	17,493	17,493
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Main Office and Branches	0	0
Other	24,715	24,715
Gross Financial Margin	23,236,378	24,038,770
Income from Recovery of Financial Assets	3,482	3,918
Expenses for Uncollectible and Impaired Financial Assets	0	27
Uncollectible Loans and other Accounts Receivable	0	27
Allowances and Adjustments	0	0
Net Financial Margin	23,239,860	24,042,661
Other Operating Income	9,340,526	8,688,629
Other Operating Expenses	1,296,957	1,342,403
Finacial Intermediation Margin	31,283,429	31,388,887
Less - Operating Expenses	18,036,773	18,135,800
Personnel	9,308,012	9,324,319
General and Admnisitrative	7,413,812	7,496,532
Contributions to Fondo de Garantia de Depósitos y Protección Bancaria	1,020,230	1,020,230
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	294,719	294,719
Gross Operative Margin	13,246,656	13,253,087
Income from Foreclosed Assets	432,419	432,419
Income from Special Programs	0	0
Miscellaneous Operating Income	1,342,596	1,364,972
Expenses for Foreclosed Assets	104,094	104,094
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	553	553
Miscellaneous Operating Expenses	817,613	846,420
Net Operating Margin	14,099,411	14,099,411
Extraordinary Income	654	654
Extraordinary Expenses	139,500	139,500
Gross Income Before Income Taxes	13,960,565	13,960,565
Income Taxes	1,300,000	1,300,000
Net Income	**12,660,565**	**12,660,565**

Financial Ratios

1. Stockholder's Equity

1.1. (Stockholder's Equity + Operations) / Total Assets x 100 = 12,17

1.2. Non-Yielding Assets / (Stockholders's' Equity + Operations) x 100 = 235,02

2. Banking Solvency and Assets' Quality

2.1. Allowance for Investment Securities / Gross Loan Portfolio x 100 = 1,80

2.2. Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 0,50

3. Management

3.1. (Personnel Expenses + Operating Expenses) / Average Yielding Asset x 100 = 8,37

3.2. (Personnel Expenses + Operating Expenses) / Financial Income x 100 = 57,57

4. Profitability

4.1. Net Income / Average Asset x 100 = 4,75

4.2. Net Income / Average Stockholder's' Equity x 100 = 41,88

5. Liquidity

5.1. Current Assets / Deposits from the Public x 100 = 32,28

5.2. (Current Assets + Invetments in Negotiable Instruments) / Customer's Deposits x 100 = 69,59

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid - in Capital
Bs. 50,400,000 - Reserves: Bs. 105,709,917
RIF: J-000029709 NIT: 0000011550
Unofficial Convenience Translation
Balance at March 31, 2006 (In thousands of Bolivars)

Assets	Month Ended 03/31/2006	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	647,387,913	647,830,191
Cash	33,763,577	33,865,002
Banco Central de Venezuela	532,479,117	532,479,117
Due from Domestic Banks and other Financial Institutions	0	0
Due from Foreign Banks and Correspondents	12,397,487	12,733,860
Due from Main Office and Branches	0	0
Clearing House Funds	68,747,732	68,752,212
(Allowances for cash and due from banks)	0	0
Investments in Financial Instruments	182,145,913	323,614,611
Placements in Banco Central de Venezuela and interbanking transactions	172,493,291	174,790,282
Trading Securities	0	0
Available - for - Sale Securities	3,852,622	3,852,622
Held - to - Maturity Securities	5,800,000	141,949,206
Restricted Cash Investments	0	3,022,501
Other securities	0	0
(Allowance for investments securities)	0	0
Loan Portfolio	701,696,086	701,698,461
Current Loans	705,935,409	705,935,409
Restructured Loans	4,828,858	4,828,858
Past - due Loans	2,250,997	2,257,088
Loans in Litigation	1,141,530	1,141,530
(Allowance for loan portfolio)	(12,460,708)	(12,464,424)
Interest and Commissions Receivable	9,288,167	9,745,336
Accrued Interest Receivable from Cash and Due from Banks	0	0
Accrued Interest Receivable from Investments Securities	2,450,225	2,907,394
Accrued Interest Receivable from Loan Portfolio	5,954,601	5,954,601
Commissions Receivable	981,765	981,765
Accrued Interest and Commissions Receivable from Other Accounts Receivable	0	0
(Allowance for Accrued Interest Receivable and other)	(98,424)	(98,424)
Investments in Subsidiaries, Affiliates and Branches	20,372,090	5,194,242
Investments in Subsidiaries and Affiliates	5,222,543	5,222,543
Investments in Branches	15,177,848	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	6,814,606	6,814,606
Premises and Equipments	27,461,855	27,461,855
Other Assets	16,344,137	16,400,259
Total Assets	1,611,510,767	1,738,759,561

Liabilities	Month Ended 03/31/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers Deposit	1,320,221,686	1,445,386,152
Deposits in current accounts	632,701,552	711,089,375
Non-Interest Bearing Current Accounts	380,132,736	380,132,736
Interest Bearing Current Accounts	252,568,816	330,956,639
Other Demand Obligations	382,935,474	383,164,182
Money transaction table obligation	0	0
Savings Deposits	252,223,710	252,223,710
Time Deposits	19,541,185	20,351,211
Securities Issued by the Bank	0	0
Restricted Customer's Deposits	32,819,765	78,557,674
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Other Borrowings	47,520,546	49,551,385
Obligations with Domestic Financial Institutions due in one year or less	38,690,998	38,690,998
Obligations with Domestic Financial Institutions due over one year	0	0
Obligations with Foreign Financial Institutions due in one year or less	7,682,770	9,713,609
Obligations with Foreign Financial Institutions due over one year	0	0
Obligations resulting from other borrowings due in one year or less	0	0
Obligations resulting from other borrowings due over one year	1,146,778	1,146,778
Other Financial Intermediation Obligations	3,017,472	3,017,472
Interest and Commissions Payable	770,483	771,078
Accrued Expenses for Customer's Deposits	667,428	668,023
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Accrued Expenses for Other Borrowings	103,055	103,055
Accrued Expenses for Other Financial Intermediation Obligations	0	0
Accrued Expenses for Obligations Convertible into Capital	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	63,514,930	63,567,824
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Total Liabilities	**1,435,045,117**	**1,562,293,911**
Operations	20,355,733	20,355,733

Stockholder's Equity	Month Ended 03/31/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	50,400,000	50,400,000
Paid-in Capital	50,400,000	50,400,000
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	52,794,535	52,794,535
Adjustments to Stockholder's Equity	0	0
Retained Earnings	23,231,741	23,231,741
Unrealized Gain or Loss on available - for- sale securities	2,297,745	2,297,745
(Treasury Stock)	0	0
Total Stockholder's Equity	**156,109,917**	**156,109,917**
Total Liabilities and Stockholder's Equity	**1,611,510,767**	**1,738,759,561**
Contingent Debit Accounts	287,336,721	287,336,721
Trust Assets	2,803,257,060	2,803,257,060
Other Trusts	96,807,201	96,807,201
Debtor Accounts for other trusts charges (Resid. Real State Mutual Fund)	0	0
Other Debtor Accounts of the Residential Real Estate Mutual Fund	0	0
Other Debit Memorandum Accounts	2,510,931,574	2,540,109,508
Other Debit Registration Accounts	0	0
Transferred Investments	568,957,678	568,957,678
Loans to Agricultural Sector	16,368,084	16,368,084
Accumulated Loans to Agricultural Sector	117,429,644	117,429,644
Deposits of Official Entities	4,118,688	4,118,688
Micro Credits	32,376,554	32,376,554
Current Loans Adapted to Resolution number 056.03	26,547	26,547
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Saving System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	925,743	6,819,037	0	0	0	7,744,780
Guarantee	0	2,279,390,629	0	0	0	2,279,390,629
Administration	1,706,130	513,687,944	172,803	68,899	485,875	516,121,651
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**2,631,873**	**2,799,897,610**	**172,803**	**68,899**	**485,875**	**2,803,257,060**

Statement of Published Earnings for the Period From
January 01, 2006 - March 31, 2006 (in thousands of Bolivars)
Unofficial Convenience Translation

	Month Ended 03/31/2006	
	Venezuela Operations	**Consolidated with Foreign Branches and Offices**
Financial Income	43,523,043	45,062,157
Cash and Due from Banks	1,200	1,933
Investments Securities	15,139,601	16,677,982
Loan Portfolio	27,821,594	27,821,594
Other Accounts Receivable	556,630	556,630
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	4,018	4,018
Financial Expenses	7,895,967	8,182,117
Customer's Deposit	7,517,098	7,803,241
Obligations with Banco Central de Venezuela	0	0
Depostis and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Other Borrowings	324,138	324,145
Other Financial Intermediation Obligations	17,608	17,608
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Main Office and Branches	0	0
Other	37,123	37,123
Gross Financial Margin	35,627,076	36,880,040
Income from Recovery of Financial Assets	7,182	7,618
Expenses for Uncollectible and Impaired Financial Assets	0	117
Uncollectible Loans and other Accounts Receivable	0	117
Allowances and Adjustments	0	0
Net Financial Margin	35,634,258	36,887,541
Other Operating Income	15,005,178	14,372,490
Other Operating Expenses	2,009,807	2,073,507
Finacial Intermediation Margin	48,629,629	49,186,524
Less - Operating Expenses	28,111,665	28,387,254
Personnel	14,545,548	14,577,324
General and Admnisitrative	11,593,694	11,837,507
Contributions to Fondo de Garantia de Depósitos y Protección Bancaria	1,530,345	1,530,345
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	442,078	442,078
Gross Operative Margin	20,517,964	20,799,270
Income from Foreclosed Assets	489,477	489,477
Income from Special Programs	0	0
Miscellaneous Operating Income	1,971,271	1,993,649
Expenses for Foreclosed Assets	149,693	149,693
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	829	829
Miscellaneous Operating Expenses	669,535	973,219
Net Operating Margin	22,158,655	22,158,655
Extraordinary Income	194,880	194,880
Extraordinary Expenses	297,802	297,802
Gross Income Before Income Taxes	22,055,733	22,055,733
Income Taxes	1,700,000	1,700,000
Net Income	**20,355,733**	**20,355,733**

Financial Ratios

1. Stockholder's Equity

1.1. $\frac{\text{(Stockholder's Equity + Operations)}}{\text{Total Assets}} \times 100 = 10{,}95$

1.2. $\frac{\text{Non-Yielding Assets}}{\text{(Stockholders's' Equity + Operations)}} \times 100 = 386{,}41$

2. Banking Solvency and Assets' Quality

2.1. $\frac{\text{Allowance for Investment Securities}}{\text{Gross Loan Portfolio}} \times 100 = 1{,}74$

2.2. $\frac{\text{Gross Inmobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 0{,}48$

3. Management

3.1. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 8{,}84$

3.2. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 60{,}06$

4. Profitability

4.1. $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 5{,}05$

4.2. $\frac{\text{Net Income}}{\text{Average Stockholder's' Equity}} \times 100 = 46{,}49$

5. Liquidity

5.1. $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 49{,}04$

5.2. $\frac{\text{(Current Assets + Invetments in Negotiable Instruments)}}{\text{Customer's Deposits}} \times 100 = 62{,}39$

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid - in Capital
Bs. 50,400,000 - Reserves: Bs. 105,493,912
RIF: J-000029709 NIT: 0000011550
Unofficial Convenience Translation
Balance at April 30, 2006 (In thousands of Bolivars)

Assets	Month Ended 04/30/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	308,017,565	309,469,212
Cash	37,318,472	37,419,897
Banco Central de Venezuela	178,531,423	178,531,423
Due from Domestic Banks and other Financial Institutions	0	0
Due from Foreign Banks and Correspondents	23,893,018	25,202,408
Due from Main Office and Branches	0	0
Clearing House Funds	68,274,652	68,315,484
(Allowances for cash and due from banks)	0	0
Investments in Financial Instruments	448,693,552	593,337,396
Placements in Banco Central de Venezuela and interbanking transactions	439,256,935	440,830,237
Trading Securities	0	0
Available - for - Sale Securities	3,636,617	3,636,617
Held - to - Maturity Securities	5,800,000	145,835,680
Restricted Cash Investments	0	3,034,862
Other securities	0	0
(Allowance for investments securities)	0	0
Loan Portfolio	767,457,170	767,459,686
Current Loans	770,015,875	770,015,875
Restructured Loans	4,789,515	4,789,515
Past - due Loans	4,023,687	4,030,139
Loans in Litigation	1,128,736	1,128,736
(Allowance for loan portfolio)	(12,500,643)	(12,504,579)
Interest and Commissions Receivable	10,730,822	11,281,726
Accrued Interest Receivable from Cash and Due from Banks	0	0
Accrued Interest Receivable from Investments Securities	2,267,432	2,818,336
Accrued Interest Receivable from Loan Portfolio	7,212,972	7,212,972
Commissions Receivable	1,308,907	1,308,907
Accrued Interest and Commissions Receivable from Other Accounts Receivable	0	0
(Allowance for Accrued Interest Receivable and other)	(58,489)	(58,489)
Investments in Subsidiaries, Affiliates and Branches	20,821,195	5,198,802
Investments in Subsidiaries and Affiliates	5,227,103	5,227,103
Investments in Branches	15,622,393	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	6,777,855	6,777,855
Premises and Equipments	27,204,254	27,204,254
Other Assets	18,547,797	18,597,240
Total Assets	**1,608,250,210**	**1,739,326,171**

Liabilities	Month Ended 04/30/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers Deposit	1,031,250,525	1,160,042,955
Deposits in current accounts	647,589,607	728,730,249
Non-Interest Bearing Current Accounts	386,336,229	386,336,229
Interest Bearing Current Accounts	261,253,378	342,394,020
Other Demand Obligations	75,471,970	75,647,730
Money transaction table obligation	0	0
Savings Deposits	266,099,542	266,099,542
Time Deposits	8,098,134	8,758,986
Securities Issued by the Bank	0	0
Restricted Customer's Deposits	33,991,272	80,806,448
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Other Borrowings	333,846,436	336,076,522
Obligations with Domestic Financial Institutions due in one year or less	48,986,381	48,986,381
Obligations with Domestic Financial Institutions due over one year	0	0
Obligations with Foreign Financial Institutions due in one year or less	283,735,279	285,965,365
Obligations with Foreign Financial Institutions due over one year	0	0
Obligations resulting from other borrowings due in one year or less	0	0
Obligations resulting from other borrowings due over one year	1,124,776	1,124,776
Other Financial Intermediation Obligations	4,967,118	4,967,118
Interest and Commissions Payable	618,971	619,522
Accrued Expenses for Customer's Deposits	592,668	593,219
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Accrued Expenses for Other Borrowings	26,303	26,303
Accrued Expenses for Other Financial Intermediation Obligations	0	0
Accrued Expenses for Obligations Convertible into Capital	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	56,448,326	56,501,220
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Total Liabilities	**1,427,131,376**	**1,558,207,337**
Operations	25,224,922	25,224,922

Stockholder's Equity	Month Ended 04/30/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	50,400,000	50,400,000
Paid-in Capital	50,400,000	50,400,000
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	52,794,535	52,794,535
Adjustments to Stockholder's Equity	0	0
Retained Earnings	23,231,741	23,231,741
Unrealized Gain or Loss on available - for- sale securities	2,081,740	2,081,740
(Treasury Stock)	0	0
Total Stockholder's Equity	**155,893,912**	**155,893,912**
Total Liabilities and Stockholder's Equity	**1,608,250,210**	**1,739,326,171**
Contingent Debit Accounts	282,419,609	282,419,609
Trust Assets	2,807,436,281	2,807,436,281
Other Trusts	96,807,201	96,807,201
Debtor Accounts for other trusts charges (Resid. Real State Mutual Fund)	0	0
Other Debtor Accounts of the Residential Real Estate Mutual Fund	0	0
Other Debit Memorandum Accounts	2,660,771,204	2,689,949,138
Other Debit Registration Accounts	0	0
Transferred Investments	448,912,265	448,912,265
Loans to Agricultural Sector	5,155,000	5,155,000
Accumulated Loans to Agricultural Sector	118,891,182	118,891,182
Deposits of Official Entities	4,675,801	4,675,801
Micro Credits	31,712,040	31,712,040
Current Loans Adapted to Resolution number 056.03	24,863	24,863
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Saving System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	928,971	7,331,599	0	0	0	8,260,570
Guarantee	0	2,275,603,893	0	0	0	2,275,603,893
Administration	1,679,533	521,159,253	174,129	69,413	489,490	523,571,818
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**2,608,504**	**2,804,094,745**	**174,129**	**69,413**	**489,490**	**2,807,436,281**

Statement of Published Earnings for the Period From
January 01, 2006 - April 30, 2006 (in thousands of Bolivars)
Unofficial Convenience Translation

	Month Ended 04/30/2006	
	Venezuela Operations	**Consolidated with Foreign Branches and Offices**
Financial Income	57,563,239	59,664,609
Cash and Due from Banks	1,661	2,655
Investments Securities	19,657,517	21,757,893
Loan Portfolio	37,153,385	37,153,385
Other Accounts Receivable	746,658	746,658
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	4,018	4,018
Financial Expenses	9,746,944	10,139,851
Customer's Deposit	9,274,354	9,667,234
Obligations with Banco Central de Venezuela	0	0
Depostis and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Other Borrowings	400,740	400,767
Other Financial Intermediation Obligations	17,608	17,608
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Main Office and Branches	0	0
Other	54,242	54,242
Gross Financial Margin	47,816,295	49,524,758
Income from Recovery of Financial Assets	7,982	8,418
Expenses for Uncollectible and Impaired Financial Assets	0	337
Uncollectible Loans and other Accounts Receivable	0	337
Allowances and Adjustments	0	0
Net Financial Margin	47,824,277	49,532,839
Other Operating Income	20,280,844	19,253,130
Other Operating Expenses	2,661,814	2,745,680
Finacial Intermediation Margin	65,443,307	66,040,289
Less - Operating Expenses	37,383,386	37,715,231
Personnel	19,140,673	19,201,873
General and Admnisitrative	15,612,815	15,883,460
Contributions to Fondo de Garantia de Depósitos y Protección Bancaria	2,040,460	2,040,460
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	589,438	589,438
Gross Operative Margin	28,059,921	28,325,058
Income from Foreclosed Assets	541,173	541,173
Income from Special Programs	0	0
Miscellaneous Operating Income	2,515,026	2,586,568
Expenses for Foreclosed Assets	188,642	188,642
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	1,106	1,106
Miscellaneous Operating Expenses	813,528	1,150,207
Net Operating Margin	30,112,844	30,112,844
Extraordinary Income	194,880	194,880
Extraordinary Expenses	382,802	382,802
Gross Income Before Income Taxes	29,924,922	29,924,922
Income Taxes	4,700,000	4,700,000
Net Income	**25,224,922**	**25,224,922**

Financial Ratios

1. Stockholder's Equity	**4. Profitability**
1.1. (Stockholder's Equity + Operations) / Total Assets x 100 = 11,26	4.1. Net Income / Average Asset x 100 = 4,72
1.2. Non-Yielding Assets / (Stockholders's' Equity + Operations) x 100 = 207,86	4.2. Net Income / Average Stockholder's' Equity x 100 = 44,95
2. Banking Solvency and Assets' Quality	**5. Liquidity**
2.1. Allowance for Investment Securities / Gross Loan Portfolio x 100 = 1,60	5.1. Current Assets / Deposits from the Public x 100 = 29,87
2.2. Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 0,66	5.2. (Current Assets + Invetments in Negotiable Instruments) / Customer's Deposits x 100 = 73,38
3. Management	
3.1. (Personnel Expenses + Operating Expenses) / Average Yielding Asset x 100 = 8,38	
3.2. (Personnel Expenses + Operating Expenses) / Financial Income x 100 = 60,37	

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid - in Capital

Bs. 50,400,000 - Reserves: Bs. 105,179,620

RIF: J-000029709 NIT: 0000011550

Unofficial Convenience Translation

Balance at May 31, 2006 (In thousands of Bolivars)

Assets	Month Ended 05/31/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	345,112,062	345,691,618
Cash	49,178,002	49,279,427
Banco Central de Venezuela	223,564,053	223,564,053
Due from Domestic Banks and other Financial Institutions	0	0
Due from Foreign Banks and Correspondents	14,868,490	15,322,372
Due from Main Office and Branches	0	0
Clearing House Funds	57,501,517	57,525,766
(Allowances for cash and due from banks)	0	0
Investments in Financial Instruments	647,782,269	812,847,043
Placements in Banco Central de Venezuela and interbanking transactions	608,659,944	626,217,664
Trading Securities	0	0
Available - for - Sale Securities	3,322,325	3,322,325
Held - to - Maturity Securities	5,800,000	150,261,226
Restricted Cash Investments	30,000,000	33,045,828
Other securities	0	0
(Allowance for investments securities)	0	0
Loan Portfolio	789,452,184	789,454,675
Current Loans	791,460,562	791,460,562
Restructured Loans	4,636,977	4,636,977
Past - due Loans	4,689,839	4,696,226
Loans in Litigation	1,160,232	1,160,232
(Allowance for loan portfolio)	(12,495,426)	(12,499,322)
Interest and Commissions Receivable	11,577,468	11,889,010
Accrued Interest Receivable from Cash and Due from Banks	0	0
Accrued Interest Receivable from Investments Securities	2,968,329	3,279,871
Accrued Interest Receivable from Loan Portfolio	7,038,404	7,038,404
Commissions Receivable	1,634,442	1,634,442
Accrued Interest and Commissions Receivable from Other Accounts Receivable	0	0
(Allowance for Accrued Interest Receivable and other)	(63,707)	(63,707)
Investments in Subsidiaries, Affiliates and Branches	21,312,246	5,199,470
Investments in Subsidiaries and Affiliates	5,227,771	5,227,771
Investments in Branches	16,112,776	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	6,627,037	6,627,037
Premises and Equipments	26,922,494	26,922,494
Other Assets	14,435,219	14,471,418
Total Assets	**1,863,220,979**	**2,013,102,765**

Liabilities	Month Ended 05/31/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers Deposit	1,250,485,872	1,398,564,409
Deposits in current accounts	874,648,567	958,689,361
Non-Interest Bearing Current Accounts	507,694,792	507,694,792
Interest Bearing Current Accounts	366,953,775	450,994,569
Other Demand Obligations	66,955,377	81,969,521
Money transaction table obligation	0	0
Savings Deposits	269,491,214	269,491,214
Time Deposits	5,377,214	6,359,581
Securities Issued by the Bank	0	0
Restricted Customer's Deposits	34,013,500	82,054,732
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Other Borrowings	339,296,186	341,005,439
Obligations with Domestic Financial Institutions due in one year or less	54,408,341	54,408,341
Obligations with Domestic Financial Institutions due over one year	0	0
Obligations with Foreign Financial Institutions due in one year or less	283,763,069	285,472,322
Obligations with Foreign Financial Institutions due over one year	0	0
Obligations resulting from other borrowings due in one year or less	0	0
Obligations resulting from other borrowings due over one year	1,124,776	1,124,776
Other Financial Intermediation Obligations	8,727,924	8,727,924
Interest and Commissions Payable	626,292	627,634
Accrued Expenses for Customer's Deposits	575,483	576,825
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Accrued Expenses for Other Borrowings	50,809	50,809
Accrued Expenses for Other Financial Intermediation Obligations	0	0
Accrued Expenses for Obligations Convertible into Capital	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	75,636,533	75,729,187
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Total Liabilities	**1,674,772,807**	**1,824,654,593**
Operations	32,868,552	32,868,552

Stockholder's Equity	Month Ended 05/31/2006 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	50,400,000	50,400,000
Paid-in Capital	50,400,000	50,400,000
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	52,794,535	52,794,535
Adjustments to Stockholder's Equity	0	0
Retained Earnings	23,231,741	23,231,741
Unrealized Gain or Loss on available - for- sale securities	1,767,448	1,767,448
(Treasury Stock)	0	0
Total Stockholder's Equity	**155,579,620**	**155,579,620**
Total Liabilities and Stockholder's Equity	**1,863,220,979**	**2,013,102,765**
Contingent Debit Accounts	323,003,703	323,003,703
Trust Assets	2,816,935,378	2,816,935,378
Other Trusts	96,807,201	96,807,201
Debtor Accounts for other trusts charges (Resid. Real State Mutual Fund)	0	0
Other Debtor Accounts of the Residential Real Estate Mutual Fund	0	0
Other Debit Memorandum Accounts	2,700,384,635	2,729,553,214
Other Debit Registration Accounts	0	0
Transferred Investments	306,021,608	306,021,608
Loans to Agricultural Sector	2,708,395	2,708,395
Accumulated Loans to Agricultural Sector	119,758,173	119,758,173
Deposits of Official Entities	5,379,624	5,379,624
Micro Credits	31,495,524	31,495,524
Current Loans Adapted to Resolution number 056.03	0	0
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Saving System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	931,985	7,270,383	0	0	0	8,202,368
Guarantee	0	2,275,038,978	0	0	0	2,275,038,978
Administration	1,695,359	531,260,363	175,439	69,924	492,947	533,694,032
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	2,627,344	2,813,569,724	175,439	69,924	492,947	2,816,935,378

Statement of Published Earnings for the Period From
January 01, 2006 - May 31, 2006 (in thousands of Bolivars)
Unofficial Convenience Translation

	Month Ended 05/31/2006	
	Venezuela Operations	**Consolidated with Foreign Branches and Offices**
Financial Income	74,290,548	77,024,345
Cash and Due from Banks	1,904	3,178
Investments Securities	26,218,937	28,951,460
Loan Portfolio	47,164,116	47,164,116
Other Accounts Receivable	901,573	901,573
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	4,018	4,018
Financial Expenses	11,707,698	12,220,660
Customer's Deposit	11,070,550	11,583,482
Obligations with Banco Central de Venezuela	0	0
Depostis and Obligations with Banco Nacional de Ahorro y Prestamo	0	0
Other Borrowings	547,786	547,816
Other Financial Intermediation Obligations	22,207	22,207
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Main Office and Branches	0	0
Other	67,155	67,155
Gross Financial Margin	62,582,850	64,803,685
Income from Recovery of Financial Assets	8,782	9,218
Expenses for Uncollectible and Impaired Financial Assets	0	298
Uncollectible Loans and other Accounts Receivable	0	298
Allowances and Adjustments	0	0
Net Financial Margin	62,591,632	64,812,605
Other Operating Income	25,669,587	24,202,034
Other Operating Expenses	3,380,693	3,490,183
Finacial Intermediation Margin	84,880,526	85,524,456
Less - Operating Expenses	47,836,970	48,183,337
Personnel	24,965,730	25,026,930
General and Admnisitrative	19,583,869	19,869,036
Contributions to Fondo de Garantia de Depósitos y Protección Bancaria	2,550,574	2,550,574
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	736,797	736,797
Gross Operative Margin	37,043,556	37,341,119
Income from Foreclosed Assets	1,067,499	1,067,499
Income from Special Programs	0	0
Miscellaneous Operating Income	3,334,918	3,406,463
Expenses for Foreclosed Assets	216,862	216,862
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	1,106	1,106
Miscellaneous Operating Expenses	1,006,263	1,375,371
Net Operating Margin	40,221,742	40,221,742
Extraordinary Income	194,226	194,226
Extraordinary Expenses	447,416	447,416
Gross Income Before Income Taxes	39,968,552	39,968,552
Income Taxes	7,100,000	7,100,000
Net Income	32,868,552	32,868,552

Financial Ratios

1. Stockholder's Equity

1.1. (Stockholder's Equity + Operations) / Total Assets x 100 = 10,11

1.2. Non-Yielding Assets / (Stockholders's' Equity + Operations) x 100 = 217,86

2. Banking Solvency and Assets' Quality

2.1. Allowance for Investment Securities / Gross Loan Portfolio x 100 = 1,56

2.2. Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 0,73

3. Management

3.1. (Personnel Expenses + Operating Expenses) / Average Yielding Asset x 100 = 7,89

3.2. (Personnel Expenses + Operating Expenses) / Financial Income x 100 = 59,97

4. Profitability

4.1. Net Income / Average Asset x 100 = 4,56

4.2. Net Income / Average Stockholder's' Equity x 100 = 46,9

5. Liquidity

5.1. Current Assets / Deposits from the Public x 100 = 27,60

5.2. (Current Assets + Invetments in Negotiable Instruments) / Customer's Deposits x 100 = 79,40

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid - in Capital
Bs. 50,400,000 - Reserves: Bs. 141,440,391
RIF: J-000029709 NIT:0000011550
Unofficial Convenience Translation
Balance at June 30, 2006 (In thousands of Bolivars)

	6 Months Ended 06/30/2006		6 Months Ended 12/31/2005	
Assets	**Venezuela Operations**	**Consolidated with Foreign Branches and Offices**	**Venezuela Operations**	**Consolidated with Foreign Branches and Offices**
Current Assets	375,501,441	376,325,295	268,062,830	268,563,192
Cash	36,199,569	36,300,994	43,130,217	43,231,641
Banco Central de Venezuela	241,870,353	241,870,353	184,308,213	184,308,213
Due from Banks and other Financial Institutions	0	0	0	0
Due from Foreign Banks and Correspondants	21,842,793	22,546,838	4,664,747	5,057,060
Due from Main Office and Branches	0	0	0	0
Clearing House Funds	75,588,726	75,607,110	35,959,653	35,966,278
(Allowances for Cash and Due from Banks)	0	0	0	0
Investments in Financial Instruments	629,536,536	781,743,855	519,631,887	656,555,630
Placements in Banco Central de Venezuela and Interbanking Transactions	620,419,665	629,642,882	510,363,686	513,271,963
Trading Securities	0	0	0	0
Available - for - Sale Securities	3,316,871	3,356,999	2,338,201	2,338,201
Held - to - Maturity Securities	5,800,000	145,685,437	6,930,000	137,954,417
Restricted Cash Investments	0	3,058,537	0	2,991,049
Other Securities	0	0	0	0
(Allowance for Investments Securities)	0	0	0	0
Loan Portfolio	792,804,512	792,807,061	718,814,385	718,816,964
Current Loans	796,319,269	796,319,269	723,892,963	723,892,963
Restructured Loans	4,691,400	4,691,400	3,667,254	3,667,254
Past - due Loans	3,536,153	3,542,690	2,409,150	2,415,764
Loans in Litigation	1,099,654	1,099,654	1,281,528	1,281,528
(Allowance for Loan Portfolio)	(12,841,964)	(12,845,952)	(12,436,510)	(12,440,545)
Interest and Commissions Receivables	12,144,739	12,604,809	11,200,925	11,465,473
Accrued Interest Receivable from Cash and Due from Banks	0	0	0	0
Accrued Interest Receivable from Investments Securities	3,224,166	3,684,236	1,964,860	2,229,408
Accrued Interest Receivable from Loan Portfolio	7,241,230	7,241,230	7,651,895	7,651,895
Commissions Receivable	1,752,089	1,752,089	1,707,178	1,707,178
Accrued Interest and Commissions Receivable for Other Accounts Receivable	0	0	0	0
(Allowance for Accrued Interest Receivable and others)	(72,746)	(72,746)	(123,008)	(123,008)
Investments in Subsidiaries, Affiliates and Branches	21,827,631	5,200,572	22,190,223	5,629,211
Investments in Subsidiaries and Affiliates	5,228,873	5,228,873	5,657,512	5,657,512
Investments in Branches	16,627,059	0	16,561,012	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)	(28,301)	(28,301)
Foreclosed Assets	6,589,384	6,589,384	7,183,887	7,183,887
Premises and Equipments	26,612,512	26,612,512	28,401,748	28,401,748
Other Assets	16,647,051	16,681,969	21,831,041	22,102,429
Total Assets	**1,881,663,806**	**2,018,565,457**	**1,597,316,926**	**1,718,718,534**

Liabilities	6 Months Ended 06/30/2006 Venezuela Operations	6 Months Ended 06/30/2006 Consolidated with Foreign Branches and Offices	6 Months Ended 12/31/2005 Venezuela Operations	6 Months Ended 12/31/2005 Consolidated with Foreign Branches and Offices
Customers Deposits	1,260,805,098	1,395,365,867	1,291,514,891	1,410,946,922
Deposits in Current Accounts	873,688,053	911,174,136	831,473,784	906,378,001
Non-Interest Bearing Current Accounts	554,192,936	554,192,936	490,092,253	490,092,353
Interest Bearing Current Accounts	319,495,117	356,981,200	341,381,431	416,285,648
Other Demand Obligations	62,835,185	62,872,576	33,719,202	33,898,597
Money transaction table obligation	0	0	0	0
Savings Deposits	284,944,730	284,944,730	212,819,988	212,819,988
Time Deposits	4,427,941	5,197,155	181,183,768	181,768,456
Securities Issued by the Bank	0	0	0	0
Restricted Customer's Deposits	34,909,189	131,177,270	32,318,149	76,081,880
Obligations with Banco Central de Venezuela	0	0	0	0
Deposits and Obligations Banco Nacional de Ahorro y Prestamo	0	0	0	0
Other Borrowings	354,784,426	357,059,891	39,731,431	41,643,937
Obligations with Domestic Financial Institutions due in one year or less	72,898,037	72,898,037	28,476,365	28,476,365
Obligations with Domestic Financial Institutions due over one year	0	0	0	0
Obligations with Foreign Financial Institutions due in one year or less	280,761,613	283,037,078	10,516,509	12,429,015
Obligations with Foreign Financial Institutions due over one year	0	0	0	0
Obligations resulting from Other Borrowings due in one year or less	0	0	0	0
Obligations resulting from Other Borrowings due over one year	1,124,776	1,124,776	738,557	738,557
Other Financial Intermediation Obligations	7,966,639	7,966,639	4,987,600	4,987,600
Interest and Commissions Payable	536,102	537,675	1,123,348	1,123,808
Accrued Expenses for Customer's Deposits	496,322	497,895	1,027,463	1,027,923
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0	0	0
Accrued Expenses for Other Borrowings	39,780	39,780	95,885	95,885
Accrued Expenses for Other Financial Intermediation Obligations	0	0	0	0
Accrued Expenses for Obligations Convertible into Capital	0	0	0	0
Accrued Expenses for Subordinated Obligations	0	0	0	0
Accruals and Other Liabilities	65,731,150	65,794,994	79,175,710	79,232,321
Subordinated Obligations	0	0	0	0
Obligations Convertible into Capital	0	0	0	0
Total Liabilities	**1,689,823,415**	**1,826,725,066**	**1,416,532,980**	**1,537,934,588**
Operations	0	0	0	0

Stockholder's Equity	6 Months Ended 06/30/2006 Venezuela Operations	6 Months Ended 06/30/2006 Consolidated with Foreign Branches and Offices	6 Months Ended 12/31/2005 Venezuela Operations	6 Months Ended 12/31/2005 Consolidated with Foreign Branches and Offices
Capital Stock	50,400,000	50,400,000	50,400,000	50,400,000
Paid-in Capital	50,400,000	50,400,000	50,400,000	50,400,000
Uncapitalized Equity Contributions	27,385,896	27,385,896	27,385,896	27,385,896
Capital Reserves	54,835,931	54,835,931	52,794,535	52,794,535
Adjustments to Stockholder's Equity	0	0	0	0
Retained Earnings	57,456,570	57,456,570	49,439,741	49,439,741
Unrealized Gain or Loss on available - for - sale securities	1,761,994	1,761,994	763,774	763,774
(Treasury Stock)	0	0	0	0
Total Stockholder´s Equity	**191,840,391**	**191,840,391**	**180,783,946**	**180,783,946**
Total Liabilities and Stockholder's Equity	**1,881,663,806**	**2,018,565,457**	**1,597,316,926**	**1,718,718,534**
Contingent Debit Accounts	298,345,449	298,345,449	276,390,705	276,390,705
Trust Assets	2,844,306,107	2,844,306,107	2,779,697,013	2,779,697,013
Other Trusts	96,807,201	96,807,201	96,807,201	96,807,201
Debtor Accounts for other trust charges (Residential Real State Mutual Fund)	0	0	0	0
Other Debtor Accounts of the Residential Real Estate Mutual Fund	0	0	0	0
Other Debit Memorandum Accounts	2,793,168,068	2,793,168,647	2,486,973,904	2,506,871,574
Other Debit Registration Accounts	0	0	0	0
Transferred Investments	382,028,138	382,028,138	0	0
Loans to Agricultural Sector	7,712,811	7,712,811	2,416,485	2,416,485
Accumulated Loans to Agricultural Sector	123,576,414	123,576,414	120,331,091	120,331,091
Deposits of Official Entities	5,720,006	5,720,006	3,175,823	3,175,823
Micro Credits	34,167,138	34,167,138	33,549,225	33,549,225
Current Loans Adapted to Resolution number 056.03	0	0	3,563,796	3,563,796
Vehicle Loans Under Balloon Payment Mode	0	0	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0	0	0
Mortgage Loans Outside The Housing Saving System	0	0	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public , State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	961,571	9,042,941	0	0	0	10,004,512
Guaranty	0	2,292,241,918	0	0	0	2,292,241,918
Administration	1,711,858	539,604,390	176,686	70,411	496,332	542,059,677
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**2,673,429**	**2,840,889,249**	**176,686**	**70,411**	**496,332**	**2,844,306,107**

Statement of Published Earnings for the Period From

January 01, 2006 - June 30, 2006 (in thousands of Bolivars)

Unofficial Translation

	6 Months Ended 06/30/2006		6 Months Ended 12/31/2005	
	Venezuela Operations	**Consolidated with Foreign Branches and Offices**	**Venezuela Operations**	**Consolidated with Foreign Branches and Offices**
Financial Income	91,750,106	95,112,483	87,740,347	90,427,196
Cash and Due from Banks	2,326	3,723	2,521	5,618
Investments Securities	33,437,626	36,798,606	22,677,237	25,360,989
Loan Portfolio	57,245,783	57,245,783	63,928,932	63,928,932
Other Accounts Receivable	1,060,353	1,060,353	1,129,140	1,129,140
Investments in Subsidiaries, Affiliates and Branches	0	0	0	0
Main Office and Branches	0	0	0	0
Other	4,018	4,018	2,517	2,517
Financial Expenses	13,711,513	14,343,280	15,044,797	15,588,850
Customer´s Deposit	12,839,845	13,471,481	13,694,321	14,236,859
Obligations with Banco Central de Venezuela	0	0	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Prestamo	0	0	0	0
Other Borrowings	757,378	757,509	895,862	897,377
Other Financial Intermediation Obligations	29,603	29,603	377,001	377,001
Subordinated Obligations	0	0	0	0
Obligations Convertible into Capital	0	0	0	0
Main Office and Branches	0	0	0	0
Other	84,687	84,687	77,613	77,613
Gross Financial Margin	78,038,593	80,769,203	72,695,550	74,838,346
Income from Recovery of Financial Assets	204,491	204,927	227,300	227,300
Expenses for Uncollectible and Impaired Financial Assets	366,978	367,367	0	612
Uncollectible Loans and other Accounts Receivable	366,978	367,367	0	612
Allowance and Adjustmens	0	0	0	0
Net Financial Margin	77,876,106	80,606,763	72,922,850	75,065,034
Other Operating Income	30,873,987	28,943,442	31,323,767	29,835,958
Other Operating Expenses	4,022,862	4,156,181	4,060,879	4,422,037
Financial Intermediation Margin	104,727,231	105,394,024	100,185,738	100,478,955
Less - Operating Expenses	58,289,535	58,665,111	57,002,710	57,360,531
Personnel	30,353,782	30,428,816	28,473,435	28,560,234
General and Administrative	23,990,907	24,291,449	24,995,298	25,266,320
Contributions to Fondo de Garantia de Depósitos y Protección Bancaria	3,060,689	3,060,689	2,653,903	2,653,903
Constributions to Superintendcia de Bancos y otras Instituciones Financieras	884,157	884,157	880,074	880,074
Gross Operative Margin	46,437,696	46,728,913	43,183,028	43,118,424
Income from Foreclosed Assets	1,375,233	1,375,233	6,000,512	6,000,512
Income from Special Programs	0	0	0	0
Miscellaneous Operating Income	4,108,140	4,208,507	4,822,983	5,048,277

Expenses for Foreclosed Assets	244,090	244,090	408,815	408,815
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	1,106	1,106	57,426	57,426
Miscellaneous Operating Expenses	1,214,272	1,605,856	2,288,059	2,448,749
Net Operating Margin	50,461,601	50,461,601	51,252,223	51,252,223
Extraordinary Income	194,227	194,227	139,602	139,602
Extraordinary Expenses	527,917	527,917	379,520	379,520
Gross Income Before Taxes	50,127,911	50,127,911	51,012,305	51,012,305
Income Tax	9,300,000	9,300,000	14,000,000	14,000,000
Net Income	**40,827,911**	**40,827,911**	**37,012,305**	**37,012,305**
Net Income Allocation				
Legal Reserve	2,041,395	2,041,395	1,850,615	1,850,615
Statutory Dividends:	0	0	0	0
Board of Diretors	3,553,686	3,553,686	3,071,932	3,071,932
Employees	0	0	0	0
Other Capital Reserves	0	0	0	0
Income for the period	**35,232,830**	**35,232,830**	**32,089,758**	**32,089,758**
LOSEP Contributions	372,742	372,742	339,404	339,404

Financial Ratios

1. Stockholder's Equity

1.1. (Stockholder's Equity + Operations) / Total Assets x 100 = 10,20

1.2. Non-Yielding Assets / (Stockholders's' Equity + Operations) x 100 = 215,57

2. Banking Solvency and Assets' Quality

2.1. Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 1,59

2.2. Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 0,58

3. Management

3.1. (Personnel Expenses + Operating Expenses) / Average Yielding Asset x 100 = 8,48

3.2. (Personnel Expenses + Operating Expenses) / Financial Income x 100 = 59,23

4. Profitability

4.1. Net Income / Average Asset x 100 = 4,84

4.2. Net Income / Average Stockholder's' Equity x 100 = 47,48

5. Liquidity

5.1. Current Assets / Deposits from the Public x 100 = 29,78

5.2. (Current Assets + Invetments in Negotiable Instruments) / Deposits from the Public x 100 = 79,25

Summary Translation of Minutes of the August 12, 2005 Ordinary Shareholders Meeting

The resolutions adopted during the August 12, 2005 Ordinary Shareholders Meeting are summarized as follow:

1. The approval of the Financial Statements for June 30, 2005, based on the reports prepared by the Board of Directors and by the Bank's External Auditors and corresponding Commissaries' Report

2. The confirmation of the semiannual emoluments to the Bank's Commissaries in VEB. 1.000.000, 00

3. The approval to pay the following dividends:

    a. Two (2) Quarterly Ordinary Dividend of VEB. 10,00 per share, payable in September and December of 2005.

    b. An Extraordinary Dividend pay not smaller than VEB. 10,00 per share and not bigger than VEB. 100,00 per shares to be paid before February, 2006.

4. This point was not discussed in the Meeting because **Superintendencia de Bancos y Otras Instituciones Financieras** indicated through Ref No. SBIF-DSB-II-GGI-G15-14020 that the distribution of dividend in shares of **Participaciones Vencred, S.A.** is not a matter that must be discussed and approved in the indicated meeting. This corresponds to be decided by the Board of Directors company.

Summary Translation of Minutes of the August 12, 2005 Ordinary Shareholders Meeting

The resolutions adopted during the February 14, 2006 Extraordinary Shareholders Meeting are summarized as follow:

RESOLVES

Article 1: Established among other aspects, the guidelines that allows to determine the fulfillment of the requirements of efficiency, honorability, solvency required for the development of the banking activity that refers numeral 6 of article 12 of the Decree-Law that reforms the General Law of Banks and Other Financial Institutions.

Article 2:

1. Definitions:

1.1. Experience: the knowledge acquired by the practice of the banking activity and/or related activities to the banking sector, specifically in economic and financial matters.
1.2. Solvency: the patrimony capability of the natural and corporate entities to satisfy contracted obligations at the due date of each one.
1.3. Honorability: the quality of a person to proceed with integrity and uprightness, demonstrating moral integrity as a rule of its acts, being and strict accomplish of its duties and possessor of a prestige on the general community.

2. By rules of this Institution the terms defined previously, has to accomplish the following conditions:

2.1 For the banking experience

2.1.1 Two years experience in a high level position (president, vice-president, general manager or a position of the same hierarchy), in banks, savings and loans entities and other public and private financial institutions that conforms the banking system, or

2.1.2 Professional experience in the banking sector for at least five (5) years or more, in which it reached high hierarchy positions before president, vice-president, general manager or other position of the same hierarchy.

2.2 For the economic and financial experience

2.2.1 At least three (3) years in a high level position (president, vice-president, general manager, or other position of the same hierarchy) in corporations at specific sectors as: industrial, manufactory, and services among others, that proves professional experience in economic and financial matters related to the banking sector.

2.2.2. At least six (6) years in a high level position of hierarchy immediately superior to president, vice-president, general manager or other position of the same hierarchy, in companies at specific economy sectors as industrial, manufactory, services among others, that proves professional experience in economic and financial matters related to the banking sector.

2.2.3 A freelanced professional development in economic and financial matters of at least six (6) years of activities related or connected to the banking sector.

2.3 The solvency has to embrace two (2) suppositions that concur: one related to the patrimonial capacity to make the foresee investment, through the patrimony showed in the personal balances and financial statements of the interested and other related to the payment solvency of its obligations on civil, mercantile, tax, labor and social securities matters.

2.4 The honorability contains the social and ethic value of a person, product of its own actions and the fulfillment of its social and ethics duties, increasing the others respect rights. In consequence, it will be understood that the persons or institutions or in those who does not concurred some of the circumstances established in numbers 2,3,4 and 5 of article 12 of the Decree-Law of the Reform Law of the General Law of Banks and Other Financial Institutions, possesses the requirement of honorability.

Article 3: Those promoters or possible shareholders, purchaser, directors, administrators and advisors interest in entering the banking activity must present an application, accompanied by the following requirements:

1.Natural Entity:

- Curriculum vitae, with experience in the field, with the correspondent supports of previous work experiences.
- General Balance Sheet, with a public accountants preparation report.
- Copy of the last 3 Income Tax declarations, and the supports that evidence the cancellation of such.
- Notarized sworn declaration, stating that they are not involved in the assumptions on Article 12 of the Decree-Law that reforms the General Law of Banks and Other Financial Institutions. Such declaration must also indicate any participation as shareholder, director, administrator, advisor or deputy of banks, savings and loans institution and other controlled, frozen or bankrupted financial institutions, in which case it should be expressed of any judicial process, and the stage of the process, if that is the case.
- Any other document that this Superintendence considers pertinent to request.

2. Corporate Entity:

- Corporate Purpose and Bylaw documents, with its modifications, if any.
- When the principal shareholders are natural entities, they must consign all requirements for natural entities.
- In the case the shareholders are corporate entities, they must consign the necessary requirements that will allow to determine the identity of the persons that have control of the institution, whose natural entity requirements must be delivered.
- Last financial statement, audited by a public accountant.
- Copy of the last 3 Income Tax declarations, and the supports that evidence the cancellation of such.
- Solvency of fiscal, labor and social security obligations.
- Notarized sworn declaration, of the president of the society (acting as representative), stating that they are not involved in the assumptions on number 2 of Article 12 of the Decree-Law that reforms the General Law of Banks and Other Financial Institutions. Any other document that this Superintendence considers pertinent to request.

Article 4: The promoters or possible shareholders, interest in entering the banking activity, besides fulfilling the requirements of Article 3 of this Resolution, must have banking experience or experience in economics and financial matters according to the definitions and conditions established on Article 2 of this Resolution.

Article 5: The purchaser, individual or jointly, of the ten percent (10%) or more of the share capital of banks, savings and loans institution and other financial institutions, besides fulfilling the requirements of Article 3 of this Resolution, must have banking experience, according to the definitions and conditions established on No. 1.1 and 2.1 of Article 2 of this Resolution.

Article 6: Those aspiring for director, administrator and advisor, interest in entering the banking activity, besides fulfilling the requirements for natural entities in number 1 of Article 3 of this Resolution, must have banking experience or experience in economics and financial matters according to the definitions and conditions established on Article 2 of this Resolution.

Article 7: In cases where the acquisition of shares is less than ten percent (10%) of the share capital of banks, savings and loans institution and other financial institutions, the Bank and other financial institution's Superintendence, may ask for the requirements indicated in this Resolution, and in view of the analysis , may instruct the corrections needed. In this sense, the purchasers must register the shares in the shareholder's book of the bank's, savings and loans institution or other financial institutions, within the next five (5) work days, from the day the transaction is made.

Article 8: Those promoters, purchasers, directors, administrators and advisors interested in entering the banking activity must comply with all the requirements of number 6 on Article 12 of the Decree-Law that reforms the General Law of Banks and Other Financial Institutions, in the terms of this Resolution.

Article 9: All direct or indirect purchases, made or not through the stock market, as well as those granted in payment, exchange, donation, or those received or acquired through any modality, where a person now possesses ten percent (10%) or more of the share capital or power to vote in the shareholders meeting, must be registered in the shareholder's book of the bank's, savings and loans institution or other financial institutions, within the next five (5) work days, from the day the transaction is made in the stock market or when this Superintendence issues an authorization, as corresponds. If this organism evidences the no fulfillment of the obligation to register in the shareholders book, may object the stock market transaction or revoke the authorization related to the purchase of the stocks.

Article 10: The bank's, savings and loans institution and other financial institutions, should celebrate an shareholders extraordinary meeting with the finality to make public to the shareholders the content of the present Resolution.

Article 11: The present Resolution will be in forced from its publication on the Official Gazette of the Bolivarian Republic of Venezuela.

Communicate and Publish
Trino Alcides Diaz
Superintendent

Summary Translation of Minutes of the February 14, 2006
Ordinary Shareholders Meeting

The resolutions adopted during the February 14, 2006 Ordinary Shareholders Meeting are summarized as follow:

1. The approval of the Financial Statements for December 31, 2005, based on the reports prepared by the Board of Directors and by the Bank's External Auditors and corresponding Commissaries' Report.

2. The re-election of Rafael Alfonzo Hernandez as Board of Director's Principal and of the Management Committee and Jose Francisco Urdaneta as the Board of Directors Substitute Member and of the Management Committee, Ramon Abascal Alvarez as Board of Director's Principal and Luisa Urbano Berrizbeitia as Substitute Member of the Board of Directors.

3. The re-election of Aura Elena Aguero and Yadira Salcedo as Principals Commissaries, Maigualida Cisneros and Adriana Rojo as Substitute Commissaries. It was approved that the fee paid each semester to the Bank's Principal Statutory Auditors it will be VEB. 1.000.000,00

4. The approval to pay the following dividends:

   a. Two (2) Quarterly Ordinary Dividend of VEB. 10,00 per share, payable in March and June of 2006.

   b. An Extraordinary Dividend of VEB. 250,00 per share, payable in March 03, 2006.

Summary Translation of Press Release
Date: February 17, 2005

The Bank gives public notice of Extraordinary Dividend No. 118 for the amount of VEB. 242.00 per Share, payable after March 02, 2005 to those shareholders registered at February 24, 2005.

Summary Translation of Press Release
Date: March 07, 2005

The Bank gives public notice of Ordinary Dividend No. 652 for the amount of VEB. 10.00 per Share, payable after March 18, 2005 to those shareholders registered at March 14, 2005.

Summary Translation of Press Release
Date: June 06, 2005

The Bank gives public notice of Ordinary Dividend No. 653 for the amount of VEB. 10.00 per Share, payable after June 17, 2005 to those shareholders registered at June 13, 2005.

Summary Translation of Press Release
Date: August 15, 2005

The Bank gives public notice of Extraordinary Dividend No. 119 for the amount of VEB. 465,00 per Share, payable after August 26, 2005 to those shareholders registered at August 22, 2005.

Summary Translation of Press Release
Date: July 28, 2005
Publications: "El Universal" and "El Nacional"

Shareholders are notified of Ordinary Shareholders Meeting to be held on August 12, 2005 and of the following matters to be decided at such meeting

1. To inform on the accounts of **Venezolano de Credito, S.A. Banco Universal** corresponding to the first half of 2005, to be presented by the Board of Directors on the basis of the report submitted by the Executive Committee and to discuss, approve or modify the Financial Statements as of June 30 2005, together with the external auditors' and the examiners' reports.

2. To fix remuneration for the Commissaries.

3. To consider and to resolve on the provisions of paragraph XIII of article 20 of the Article of Incorporation and Bylaws of the Bank, in agreement with section I of the article 34 and of paragraph II, article 42 thereof concerning cash dividends.

4. To consider and to resolve on the provisions of paragraph XIII of article 20 of the articles of Incorporation and Bylaws of the Bank, in agreement with section I of the article 34 thereof concerning dividends in stocks of **Participaciones Vencred, S.A.** to be distributed among shareholders of the Bank.

Summary Translation of Press Release
Date: September 09, 2005

The Bank gives public notice of Ordinary Dividend No. 654 for the amount of VEB. 10.00 per Share, payable after September 22, 2005 to those shareholders registered at September 16, 2005.

Summary Translation of Press Release
Date: November 03, 2005

The Bank gives public notice of Extraordinary Dividend No. 120 for the amount of VEB. 100.00 per Share, payable after November 16, 2005 to those shareholders registered at November 10, 2005.

Summary Translation of Press Release
Date: December 06, 2005

The Bank gives public notice of Ordinary Dividend No. 655 for the amount of VEB. 10.00 per Share, payable after December 20, 2005 to those shareholders registered at December 14, 2005.

Summary Translation of Press Release
Date: September 09, 2005

The Bank gives public notice of Extraordinary Dividend No. 121 for the amount of VEB. 250.00 per Share, payable after March 03, 2006 to those shareholders registered at February 23, 2006.

Summary Translation of Press Release
Date: January 30, 2006
Publications: "El Universal" and "El Nacional"

Shareholders are notified of Ordinary Shareholders Meeting to be held on February 14, 2006 and of the following matters to be decided at such meeting:

1. To inform on the accounts of **Venezolano de Crédito, S.A. Banco Universal** corresponding to the second half of 2005, to be presented by the Board of Directors on the basis of the report submitted by the Executive Committee and to discuss, approve or modify the Financial Statements as of December 31, 2005, together with the external auditors' and the examiners' reports.

2. To consider and resolve on the provisions of section B of article 34 of the Articles of Incorporation and bylaws of the Bank, in agreement with Article 11, 12 y 13 thereof, regarding to the appointment of the members of the Board of Directors and the Directive Committee.

3. To consider and resolve on the provisions of Section H of Article 34 of the articles of Incorporation and Bylaws of the Banks, in agreement with article 45 and 46 thereof and pursuant to the provisions of the Capital Markets Law regarding the appointment and remuneration of the Examiners.

4. To consider and resolve on the provisions of Paragraph XIII of Article 20 of the Article of Incorporation and Bylaws of the Bank, in agreement with Section I of article 34 and paragraph II, article 42 thereof concerning cash dividends

Summary Translation of Press Release
Date: January 30, 2006
Publications: "El Universal" and "El Nacional"

Shareholders are notified of Extraordinary Shareholders Meeting to be held on February 14, 2006 and of the following matters to be decided at such meeting

1. To present the Shareholders the Content of the Resolution No. 459,05, emanated of the Superintendencia de Bancos y otras Instituciones Financieras on Date September of 2005, Published in Official Newspaper No. 38.292 on Date October 13, 2005.